



Safety Insurance®
AUTO • HOME • BUSINESS



  



2024

ANNUAL

REPORT



Safety Insurance was founded in 1979 with a belief that we would succeed as a company if customers were given the best possible service. As we've grown and expanded our product line to include a full portfolio of property and casualty insurance products, staying committed to that belief has meant even more. At Safety, we do everything possible to make it easy for our agents and policyholders to do business with us.

Today, Safety is the third largest private passenger automobile carrier, the second largest commercial automobile carrier, and the third largest homeowners carrier in Massachusetts. We support our network of independent agents with state-of-the-art tools that make the ease and convenience of doing business with Safety second to none.

Together with our agents, Safety Insurance remains a premier provider of property and casualty insurance in Massachusetts, New Hampshire, and Maine. We'll continue this tradition into the future.



The key to our success:

SERVICE.



The key to our customers' success:

SAFETY.

We help you manage life's storms

Dear Fellow Stockholders:

In 2024, Safety Insurance Group continued to achieve significant direct written premium growth, which increased 20.4% over the prior year, driving our top-line revenue above $1 billion for the first time in the company's history. Our strong top-line growth was a result of an 8.5% increase in overall policy counts and a 10.9% increase in average premium per policy, blended across all lines of business.

Along with the increased policy counts, premium rate actions are earning into our results and contributing to improvements in our loss ratios. For the year ended December 31, 2024, Safety Insurance posted a 101.1% combined ratio compared to 107.7% in the prior year. In addition, positive trends in other revenue lines contributed to stronger earnings per share and an increase in book value of 8.4%. While Safety achieved positive trends in all major revenue streams, ongoing inflationary impacts contributed to an elevated loss ratio specific to our Private Passenger Automobile book of business.

The increases to direct written premiums and net written premiums were focused in our key areas of business, including policy count growth of 10.0%, 4.5% and 8.7% in Private Passenger Automobile, Commercial Automobile and Homeowners lines, respectively, compared to the same period in 2023. Average written premium per exposure increased 14.1%, 10.7% and 8.9% in Private Passenger Automobile, Commercial Automobile and Homeowners lines, respectively, compared to the same period in 2023.

The long-term commitment to strong underwriting results and enhanced investment returns, remains unchanged. As always, we focus on pricing our products appropriately for the risks we are insuring while generating the capital to grow our business. We continue to work with our agency partners toward our goal of maintaining underwriting discipline, while leveraging investments in our pricing and risk management areas to ensure rate adequacy.

Our investment objective focuses on maximizing total returns while investing conservatively. Net effective annual yield on our investment portfolio was 3.9% with net investment income of $55.7 million for the year ended December 31, 2024. We additionally generated $10.3 million on our partnership investments and $7.7 million in realized gains in 2024. The total income of $73.7 million in these three income sources represents a 16.6% increase as compared to the prior year. We believe that our current portfolio position and strong underlying operating cash flow provides sufficient liquidity to meet our needs.

Our long-standing strategy remains consistent as we look to maintain and develop strong independent agent relationships. In contrast to some of our competitors, Safety distributes its products exclusively through our extensive network of agents throughout Massachusetts, New Hampshire, and Maine. We support them with a full suite of insurance products and information technology services, which enables them to better serve their customers and more easily transact business with us.

Total Direct Written Premiums



2020	2021	2022	2023	2024
798,712	802,139	823,318	991,224	1,193,057

Safety is proud of our history as an independent agency company and remains committed to the agency channel. Our ownership of Safety – Northeast Insurance Agency, allows us to leverage the benefits and offerings of the operation into our own internal Service Center. The agency also provides us the opportunity to develop new product and service offerings from our agency partner's perspective. In 2024, we saw a 14.5% increase in commission income and pre-tax net income of $2.6 million when removing intercompany and depreciation expenses.

We continue to invest in technology enhancements for our core systems that are aimed at providing our independent agents and consumers with useful tools to enhance the user experience. During 2024, the Innovation Lab saw two of its successful proof of concepts make it into production in the claims area. The first, an electronic claims payment system was implemented to allow claim payments to be made electronically thus reducing cycle times and improving the customer experience and the second, a two-way texting system within the claims department to allow claims adjusters to correspond with customers via SMS text messaging. Other projects in 2024 included the introduction of a leak and freeze monitoring device program for our personal property customers. These devices provide real time alerts to customers if water or freezing temperatures are detected in the customers' property.

> **Direct written premium growth...increased 20.4% over the prior year, driving our top-line revenue above $1 billion for the first time in the company's history.**

Our strategy of providing agents with value and unparalleled service has enabled Safety to establish strong relationships with agency partners and to capture a larger share of the total business written by each agent. We position ourselves as the preferred insurance carrier for those agents and are ranked first or second in over 70% of their agencies based on direct written premium. We have translated our competitive advantage and extensive knowledge of the market to become the second largest commercial automobile carrier, the third largest private passenger automobile carrier and the third largest homeowners carrier in Massachusetts.

Our insurance subsidiaries "A" (Excellent) Financial Strength Rating was reaffirmed by A.M. Best on June 18, 2024. In reaffirming the rating, A.M. Best recognized our solid risk-adjusted capitalization, historically strong operating income, favorable loss reserve development, our market position as a leading property and casualty insurance writer in the New England region, and appropriate enterprise risk management. A.M. Best also noted our low investment leverage and disciplined underwriting approach as important strengths.

We have a robust and formal Enterprise Risk Management Program that continuously evaluates risks in an ever-changing world. Through this program, our senior leadership team oversees the management and risk mitigation process and works with the Board of Directors to evolve our strategy and initiatives.

Cash Flows from Operations
(Dollars in Millions)



Total Assets
(Dollars in Billions)



For the third consecutive year, we were named to the Ward's 50 group of top performing property and casualty insurance companies. Ward Group analyzed the financial performance of nearly 3,000 property-casualty insurance companies based in the United States and identified the top performances based on objective data and subjective quality measures. Each company must pass primary safety and consistency tests and are measured and scored along five-year average returns on equity, assets, total revenue, growth in revenue, growth in surplus, and combined ratio.

Safety's book value per share increased to $55.83 at December 31, 2024 from $54.37 at December 31, 2023 resulting from net income offset by dividends paid. Safety paid $3.60 per share in dividends to investors during the year ended December 31, 2024 and 2023, respectively. Our dividend yield ranks in the top three of our Performance Peer Group and remains a priority of the Board of Directors and management team.

We believe that Safety Insurance has a responsibility to both its stakeholders and the environment in which it operates. To that end, Safety Insurance is committed to developing conscious solutions for our employees, our community, our investors and our independent agency partners and policyholders.

> **For the third consecutive year, we were named to the Ward's 50 group of top performing property and casualty insurance companies.**

Our employees give both their time and their financial resources to charities of all types, and the company promotes corporate citizenship through charitable donations and company-sponsored volunteer activities. Safety is committed to making a positive impact on the communities where our employees live and work through our matching gift program, corporate giving and employee volunteerism. The Safety Insurance Charitable Foundation financially supports a wide array of charities in areas such as community service, veterans benefits, education, job training, homelessness, arts/culture, food banks, youth programs, healthcare, medical research and disaster relief.

With the support of an experienced, knowledgeable and dedicated senior management team, we continue to achieve financial success. The ongoing commitment of our employees, allows us to continually provide the best service possible to our independent agent partners and policyholders. This has resulted in a history of strong returns and enduring value for our stockholders. We appreciate your long-term participation as a stockholder of Safety Insurance Group.

Sincerely,

George M. Murphy
President and Chief Executive Officer

Total Revenues
(Excluding Changes in Unrealized Gains on Equity Investments)
(Dollars in Millions)



2020	2021	2022	2023	2024
$835.70	$868.80	$842.00	$923.40	$1,116.10

Total Exposures



2020	2021	2022	2023	2024
675,377	653,584	648,497	728,379	799,537



AUTO

Net Written Premiums
(Dollars in Thousands)

2020	2021	2022	2023	2024
$534,245	$534,722	$535,586	$661,283	$793,992

Private passenger automobile insurance is our primary product representing 55.8% of our direct written premiums. We also offer insurance for commercial vehicles used for business purposes, insuring individual vehicles as well as commercial fleets, which represented 15.2% of our direct written premium in 2024. We are the third largest private passenger automobile carrier and the second largest commercial automobile carrier in Massachusetts, capturing approximately 9.7% and 12.9% of the respective markets.



HOME

Net Written Premiums
(Dollars in Thousands)

2020	2021	2022	2023	2024
$192,026	$191,876	$199,436	$221,992	$258,111

We write policies on homes, condominiums, and apartments and offer a broad selection of coverage forms for qualified policyholders. We are the third largest homeowner carrier in Massachusetts, representing 24.3% of our total direct written premium.



BUSINESS OWNER PRODUCTS

Net Written Premiums
(Dollars in Thousands)

2020	2021	2022	2023	2024
$37,266	$37,928	$38,713	$42,021	$48,438

We serve eligible small- and medium-sized commercial accounts with a program that covers apartments and residential condominiums; mercantile establishments, including restaurants; offices; processing and services businesses; special trade contractors; and wholesaling businesses. Commercial property products make up 4.7% of our total direct written premium.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-50070

SAFETY INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-4181699**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Custom House Street, Boston, Massachusetts 02110
(Address of principal executive offices including zip code)

(617) 951-0600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, $0.01 par value per share	SAFT	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's voting and non-voting common equity (based on the closing sales price on NASDAQ) held by non-affiliates of the registrant as of June 30, 2024, was approximately $1,092,939,051.

As of February 14, 2025 there were 14,838,007 Common Shares with a par value of $0.01 per share outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its Annual Meeting of Shareholders, which Safety Insurance Group, Inc. ("Safety", the "Company", "we", "our", "us") intends to file within 120 days after its December 31, 2024 year-end, are incorporated by reference into Part II and Part III hereof.

SAFETY INSURANCE GROUP, INC.

Table of Contents

In this Form 10-K, all dollar amounts are presented in thousands, except average premium, average claim and per claim data, share, and per share data.

PART I.

ITEM 1.   BUSINESS

General

We are a leading provider of private passenger automobile, commercial automobile, and homeowners insurance in Massachusetts. In addition to these coverages, we offer a portfolio of other insurance products, including dwelling fire, umbrella and business owner policies. Operating exclusively in Massachusetts, New Hampshire and Maine through our insurance company subsidiaries, Safety Insurance Company ("Safety Insurance"), Safety Indemnity Insurance Company ("Safety Indemnity"), Safety Property and Casualty Insurance Company ("Safety P&C"), and Safety Northeast Insurance Company ("Safety Northeast") (together referred to as the "Insurance Subsidiaries"), we have established strong relationships with independent insurance agents, who numbered 828 in 1,079 locations throughout these three states during 2024. We have used these relationships and, in particular, our extensive knowledge of the Massachusetts market to become the third largest private passenger automobile carrier and the second largest commercial automobile carrier in Massachusetts, capturing an approximate 9.7% and 12.9% share, respectively, of the Massachusetts private passenger and commercial automobile markets in 2024 according to statistics compiled by Commonwealth Automobile Reinsurers ("CAR"). We also are the third largest homeowners insurance carrier in Massachusetts with a 6.3% share of that market in 2023. We were ranked the 55th largest automobile writer in the country according to S&P Global Market Intelligence, based on 2023 direct written premiums. We were incorporated under the laws of Delaware in 2001, but through our predecessors, we have underwritten insurance in Massachusetts since 1979.

Our Insurance Subsidiaries began writing insurance in New Hampshire during 2008 and Maine in 2016. The table below shows the amount of direct written premiums written in each state during the year ended December 31, 2024, 2023, and 2022.

	Years Ended December 31,					
Direct Written Premiums		**2024**		**2023**		**2022**
Massachusetts	$	1,130,254	$	941,721	$	782,790
New Hampshire		52,095		42,762		36,519
Maine		10,708		6,741		4,009
Total	$	1,193,057	$	991,224	$	823,318

Website Access to Information

The Internet address for our website is *www.SafetyInsurance.com*. All of our press releases and United States Securities and Exchange Commission ("SEC") reports are available for viewing or download at our website. These documents are made available as soon as reasonably practicable after each press release is made and SEC report is filed with, or furnished to, the SEC. Copies of any current public information about our Company is available without charge upon written, telephone, faxed or e-mailed request to the Office of Investor Relations, Safety Insurance Group, Inc., 20 Custom House Street, Boston, MA 02110, Tel: 877-951-2522, Fax: 617-603-4837, or e-mail: *InvestorRelations@SafetyInsurance.com*. The materials on our website are not part of this report on Form 10-K nor are they incorporated by reference into this report and the URL above is intended to be an inactive textual reference only. The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our Competitive Strengths

We Have Strong Relationships with Independent Agents. In 2024, independent agents accounted for approximately 66.1% of the Massachusetts personal lines insurance market measured by direct written premiums as compared to approximately 39.0% nationwide, based on data made available by Independent Insurance Agents and Brokers of America, Inc. and CAR. For that reason, our strategy is centered around, and we sell exclusively through, a network of independent agents. In order to support our independent agents and enhance our relationships with them, we:

- provide our agents with a portfolio of property and casualty insurance products at competitive prices to help them effectively address the insurance needs of their clients;

- provide our agents with a variety of technological resources which enable us to deliver superior service and support to them; and

- offer our agents competitive commission schedules and profit sharing programs.

Through these measures, we strive to become the preferred provider of the independent agents in our agency network and capture a growing share of the total insurance business written by these agents in Massachusetts, New Hampshire and Maine. We must compete with other insurance carriers for the business of independent agents.

We Have a History of Profitable Operations. In 43 out of 44 years since our inception in 1979, we have been profitable. We have achieved our profitability, among other things, by:

- operating as the third largest private passenger auto premium insurance carrier, the second largest commercial auto insurance carrier, and third largest homeowner insurance carrier in Massachusetts.

- maintaining a combined ratio that is typically below industry averages (refer to Insurance Ratios under Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion on insurance ratios);

- taking advantage of the institutional knowledge our management has amassed during its long tenure in the industry;

- introducing new lines and forms of insurance products;

- investing in technology to provide our agents with state-of-the-art tools that make the ease and convenience of doing business with us second to none; and

- maintaining a high-quality investment portfolio.

We Continue to Develop and Deploy Advanced Technology and Services for Our Business. We have dedicated significant human and financial resources to the development and deployments of advanced information systems and technologies, customer and agent facing websites, mobile applications, and customer engagement tools including online chat and text. Over the last several years we have modernized all of our core systems along with many of our surround systems and technology platforms in an effort to increase efficiencies within the organization and provide a better user experience for our employees, agents, and customers. These modern systems and platforms position us to continue to take advantage of the latest in InsureTech offerings, Software as a Service (SaaS) products and cloud-based technologies to improve the customer experience, engage with customers on their terms, and assist with customer retention all while improving operational efficiencies and reducing operational costs. We also continue to expand our usage of Robotics Process Automation throughout the organization to automate manual processes, streamline the software testing process and perform application performing testing to insure a robust technical environment.

We Have an Experienced, Committed and Knowledgeable Management Team. Our senior management team has an average of over 26 years of experience with Safety and a demonstrated ability to operate successfully within the property and casualty market.

Our Strategy

To achieve our goal of increasing shareholder value, our strategy is to maintain and develop strong independent agent relationships by providing our agents with a full package of insurance products and information technology services. We believe this strategy will allow us to:

- further penetrate the Massachusetts, New Hampshire and Maine markets in all lines of business;

- implement rates, forms and billing options that allow us to cross-sell private passenger automobile, homeowners, dwelling fire, and personal umbrella policies in the personal lines market and commercial automobile, business owner policies and commercial umbrella policies in the commercial lines market in order to capture a larger share of the total Massachusetts, New Hampshire and Maine property and casualty insurance business written by each of our independent agents; and

- continue to expand our technology to enable independent agents to more easily serve their customers and conduct business with us, thereby strengthening their relationships with us.

Property and Casualty Insurance Market

Introduction. We are licensed by the respective state insurance departments to transact property and casualty insurance in Massachusetts, New Hampshire, and Maine. All of our business is regulated by these departments, with the most extensive oversight from our domestic regulator, the Massachusetts Division of Insurance ("Division").

Products

We provide our insureds with an extensive offering of coverage options in private passenger automobile, homeowners, commercial automobile, business owner and personal and commercial umbrella insurance lines. Private passenger automobile coverage is written by Safety Insurance. Homeowners, business owner, personal umbrella, dwelling fire and commercial umbrella coverages are written by Safety Insurance at standard rates, and written by Safety Indemnity at preferred rates. Safety P&C offers a high value homeowners product and competitive commercial automobile coverage. Safety Northeast writes homeowners insurance products in Massachusetts, offering a basic coverage package at ultra preferred rates.

The table below shows our premiums in each of these product lines for the periods indicated and the portions of our total premiums each product line represented.

	Years Ended December 31,							
Direct Written Premiums	**2024**			**2023**			**2022**	
Private passenger automobile	$	**664,178**	**55.8 %**	$	543,167	54.7 %	$	427,665	52.0 %
Commercial automobile		**181,677**	**15.2**		157,101	15.9		143,571	17.4
Homeowners		**290,386**	**24.3**		242,346	24.5		208,577	25.3
Business owners		**31,072**	**2.6**		26,583	2.7		24,200	2.9
Personal umbrella		**10,787**	**0.9**		9,385	1.0		8,441	1.0
Dwelling fire		**13,408**	**1.1**		11,305	1.1		9,667	1.2
Commercial umbrella		**1,549**	**0.1**		1,337	0.1		1,197	0.2
Total	$	**1,193,057**	**100.0 %**	$	991,224	100.0 %	$	823,318	100.0 %

Our product lines are as follows:

Private Passenger Automobile (55.8% of 2024 direct written premiums). Private passenger automobile insurance is our primary product. These policies provide coverage for bodily injury and property damage to others, no-fault personal injury coverage for the insured/insured's car occupants, and physical damage coverage for an insured's own vehicle for collision or other perils.

Commercial Automobile (15.2% of 2024 direct written premiums). Commercial automobile policies provide coverage for bodily injury and property damage to others, no-fault personal injury coverage, and physical damage coverage for an insured's own vehicle for collision or other perils resulting from the ownership or use of commercial vehicles in a business. We offer insurance for commercial vehicles used for business purposes such as private passenger-type vehicles, trucks, tractors and trailers (excluding long-haul trucking), and insure individual vehicles as well as commercial fleets.

Homeowners (24.3% of 2024 direct written premiums). We offer a broad selection of coverage forms for qualified policyholders. Homeowners policies provide coverage for losses to a dwelling and its contents from numerous perils, and coverage for liability to others arising from ownership or occupancy. We write policies on homes, condominiums, and apartments.

Business Owner Policies (2.6% of 2024 direct written premiums). We serve eligible small and medium sized commercial accounts with a program that covers apartments and residential condominiums; mercantile establishments, including restaurants; offices, including office condominiums; processing and services businesses; special trade contractors; and wholesaling businesses. Business owner policies provide liability and property coverage for many perils, including business interruption from a covered loss. Equipment breakdown coverage is automatically included, and a wide range of additional coverage is available to qualified customers. We write policies for business owners at standard rates with qualifying risks eligible for preferred lower rates.

Personal Umbrella (0.9% of 2024 direct written premiums). We offer personal excess liability coverage over and above the limits of individual automobile, watercraft, and homeowner's insurance policies to clients. We write policies at standard rates with limits of $1,000 to $5,000.

Dwelling Fire (1.1% of 2024 direct written premiums). We underwrite dwelling fire insurance, which is a limited form of a homeowner's policy for non-owner occupied residences. We write all forms of dwelling fire coverage at standard rates.

Commercial Umbrella (0.1% of 2024 direct written premiums). We offer an excess liability product to clients for whom we underwrite both commercial automobile and business owner policies. The program is directed at commercial automobile risks with private passenger-type automobiles or light and medium trucks. We write commercial umbrella policies at standard rates with limits ranging from $1,000 to $5,000.

Inland Marine (included in our Homeowners direct written premiums). We offer inland marine coverage as an endorsement for all homeowners and business owner policies. Inland marine provides additional coverage for jewelry, fine arts and other items that a homeowners or business owner policy would limit or not cover. Scheduled items valued at more than $10 must meet our underwriting guidelines and be appraised.

Watercraft (included in our Homeowners direct written premiums). We offer watercraft coverage for small and medium sized pleasure craft with maximum lengths of 32 feet, valued at less than $75 and maximum speed of 39 knots. We write this coverage as an endorsement to our homeowner's policies.

The insurance industry can also be impacted by terrorism, and we have filed and received approval for a number of terrorism endorsements, which limit our liability and property exposure according to the Terrorism Risk Insurance Act of 2002, the Terrorism Risk Insurance Extension Act of 2005, the Terrorism Risk Insurance Program

Reauthorization Act of 2007, the Terrorism Risk Insurance Program Reauthorization of 2015 and the Terrorism Risk Insurance Program Reauthorization Act of 2019. See "Reinsurance," discussed below.

Distribution

We distribute our products exclusively through independent agents, unlike some of our competitors who use multiple distribution channels. We believe this gives us a competitive advantage with the agents. With the exception of personal automobile business assigned to us by the Massachusetts Automobile Insurance Plan ("MAIP") or written through CAR's commercial automobile Servicing Carrier program, we do not accept business from insurance brokers. Our voluntary agents have authority pursuant to our voluntary agency agreement to bind our Insurance Subsidiaries for any coverage that is within the scope of their authority. We reserve the ability to cancel any coverage bound, in accordance with applicable law. In total, our independent agents numbered 828 and had 1,079 offices (some agencies have more than one office) and approximately 11,183 customer service representatives during 2024.

Voluntary Agents. In 2024, we obtained approximately 95.8% of our direct written premiums for automobile insurance and 100% of our direct written premiums for all of our other lines of business through our voluntary agents. As of December 31, 2024, we had agreements with 734 voluntary agents. Our voluntary agents are located in all regions of Massachusetts, New Hampshire and Maine.

We look for agents with profitable portfolios of business. To become a voluntary agent for our Company, we generally require that an agency: (i) have been in business for at least five years; (ii) have exhibited a three year private passenger average ratio of losses, excluding loss adjustment expenses, to net earned premiums ("pure loss ratio") of 65.0% or less on the portion of the agent's portfolio that we would underwrite; (iii) make a commitment for us to underwrite at least 300 policies from the agency during the first twelve months after entering an agreement with us; and (iv) offer multiple product lines. Every year, we review the prior year performance of our agents. If an agent fails to meet our profitability standards, we try to work with the agent to improve the profitability of the business it places with us. We generally terminate contracts each year with a few agencies, which, despite our efforts, have been consistently unable to meet our standards. Although independent agents usually represent several unrelated insurers, our goal is to be one of the top two insurance companies represented in each of our agencies, as measured by direct written premiums. No individual agency generated more than 10.0% of our direct written premiums in 2024.

Massachusetts law guarantees that CAR provides motor vehicle insurance coverage to all eligible risks. Under the MAIP, personal automobile policies are assigned to us for three years, unless the policyholder is offered a voluntary policy by another insurer. All Massachusetts agents are authorized to submit eligible business to the MAIP for random assignment to a carrier such as Safety Insurance. We are allocated all private passenger residual market business through the MAIP.

CAR runs a reinsurance pool for ceded commercial automobile policies through the Commercial Automobile Program (the "Commercial Automobile Program"). CAR has appointed Safety and three other servicing carriers to process ceded commercial automobile insurance. Safety was reappointed for this program for an additional five-year term effective January 1, 2022. Historically, CAR ran a separate reinsurance pool for Taxi, Limousine and Car Service risks; however, beginning with the January 1, 2022 policy year, this pool was combined into the Commercial Automobile Program. Approximately $246,000 of ceded premium is spread equitably among the four servicing carriers. Subject to the review of the Massachusetts Commissioner of Insurance ("the Commissioner"), CAR sets the premium rates for commercial automobile policies reinsured through CAR and this reinsurance pool can generate an underwriting result that is a profit or deficit based upon CAR's rate level. This underwriting result is allocated among every Massachusetts commercial automobile insurance company, including us, based on a company's commercial automobile voluntary market share.

We are assigned independent agents by CAR who can submit commercial business to us in the Commercial Automobile Program, and we classify those agents as Exclusive Representative Producers ("ERPs").

The table below shows our direct written exposures in each of our product lines for the periods indicated and the change in exposures for each product line.

Line of Business	Years Ended December 31,					
	2024		2023		2022	
	Exposures	Change	Exposures	Change	Exposures	Change
Private passenger automobile:						
Voluntary agents	493,164	10.7 %	445,336	14.9 %	387,463	(0.9)%
MAIP	5,537	298.9	1,388	(35.1)	2,140	1.4
Total private passenger automobile	498,701	11.6	446,724	14.7	389,603	(0.9)
Commercial automobile:						
Voluntary agents	73,464	5.8	69,451	4.9	66,214	0.6
ERPs	4,482	6.0	4,229	14.3	3,700	(1.5)
Total commercial automobile	77,946	5.8	73,680	5.4	69,914	0.5
Other:						
Homeowners	182,954	7.6	170,047	11.2	152,884	(0.7)
Business owners	8,220	(3.9)	8,557	(0.8)	8,624	(1.7)
Personal umbrella	24,361	8.5	22,462	6.5	21,099	(2.0)
Dwelling fire	6,634	7.2	6,188	8.3	5,715	(4.8)
Commercial umbrella	721	-	721	9.6	658	(2.1)
Total other	222,890	7.2	207,975	10.1	188,980	(1.0)
Total	799,537	9.8	728,379	12.3	648,497	(0.8)
Total voluntary agents	789,518	9.2	722,762	12.5	642,657	(0.8)

In 2024, 61.3% of the private passenger automobile exposures we insure had an other than private passenger policy with us, compared to 64.5% and 65.2% in 2023 and 2022, respectively. In addition, 82.2% of our homeowners' policyholders had a matching automobile policy with us in 2024 compared to 83.0% in 2023 and 81.9% in 2022.

Marketing

We view the independent agent as our customer and business partner. As a result, a component of our marketing efforts focuses on developing interdependent relationships with leading Massachusetts, New Hampshire and Maine agents that write profitable business and positioning ourselves as the preferred insurance carrier of those agents, thereby receiving a larger portion of each agent's aggregate business. Our principal marketing strategies to agents are:

- to offer a range of products, which we believe enables our agents to meet the insurance needs of their clients;

- to price our products competitively, including offering discounts when and where appropriate for safer drivers for our personal automobile products, loss-free credits for our homeowner products, paperless e-Customer discounts, and also offering account discounts for policyholders that have more than one policy with us;

- to design, price and market our products to our agents for their customers to place all their insurance with us;

- to offer agents competitive commissions, with incentives for placing their more profitable business with us; and

- to provide a level of support and service that enhances the agent's ability to do business with its clients and with us.

We have a comprehensive branding and advertising campaign using a variety of radio, television, digital, social and print advertisements.

Commission Schedule and Profit Sharing Plan. We have several programs designed to attract profitable new business from agents by paying them competitive commissions. We recognize our top performing agents by making them members of either our Chairman's Elite, Chairman's, President's, Executive's or Preferred Agent's Club.

Further, we have a competitive agency incentive commission program under which we pay agents a percentage of premiums based on the loss ratio on their business.

Service and Support. We believe that the level and quality of service and support we provide helps differentiate us from other insurers. We have made a significant investment in information technology designed to facilitate our agents' business. Our Agents Virtual Community website helps agents manage their work efficiently. We provide a substantial amount of information online that agents need to serve their customers, such as information about the status of policies, billing and claims. We are also committed to providing our agents with new information through our Marketing Toolkit and Resource Center articles on SafetyInsurance.com to keep their customers informed on how to best protect their auto, home and business. Providing this type of content reduces the number of customer calls we receive and empowers the agent's customer service representatives by enabling them to respond to customers' inquiries while the customer is on the telephone. Finally, we believe that the knowledge and experience of our employees enhances the quality of support we provide.

Underwriting and Insurance Operations

Our underwriting department is responsible for a number of key decisions affecting the profitability of our business, including:

- pricing of our private passenger automobile, commercial automobile, homeowners, dwelling fire, personal umbrella, business owner, and commercial umbrella policies;

- developing new products, coverages, forms and discounts, as well as expansion into new states;

- determining underwriting guidelines for all our products; and

- evaluating whether to accept transfers of a portion of an existing or potential new agent's portfolio from another insurer.

Pricing. Subject to the applicable state insurance department's review, we set rates for all of our products using our own loss experience, industry loss cost data, residual market deficits, catastrophe modeling and prices charged by our competitors. We have four pricing segments for most products, utilizing Safety Insurance for standard rates, Safety Indemnity for preferred rates, Safety Northeast for ultra preferred rates and Safety P&C for high value homeowners rates.

Massachusetts Residual Automobile Insurance Markets. CAR establishes the rates for personal automobile policies assigned to carriers through the MAIP. In accordance with Massachusetts law, insurers may only charge MAIP policyholders the lower of the MAIP rate or the company's competitive voluntary market rate. CAR also sets rates for commercial automobile policies, reinsured through the CAR residual market pool. All commercial automobile business that is not written in the voluntary market in Massachusetts is apportioned to one of the servicing carriers that handles business on behalf of CAR. Every Massachusetts commercial automobile insurer must bear a portion of the losses of the total commercial reinsurance pool that is serviced by the approved servicing carriers. We are one of four servicing carriers in CAR's Commercial Automobile Program.

Bulk Policy Transfers and New Voluntary Agents. From time to time, we receive proposals from an existing voluntary agent to transfer a portfolio of the agent's business from another insurer to us. Our underwriters model the profitability of these portfolios before we accept these transfers. We generally require any new voluntary agent to commit to transfer a portfolio to us consisting of at least $300 in written premium.

Policy Processing. Our underwriting department assists in processing policy applications, endorsements, renewals and cancellations. Our proprietary software applications, Safety Express and Safety Commercial Express, provide our agents with new business and endorsement entry, real-time policy issuance, immediate printing of declarations pages in agents' offices, policy downloads to most major agency management systems and data imports from Boston Software's SinglePoint (Massachusetts) and Vertafore's PL Rater (Massachusetts, New Hampshire and Maine) for personal lines.

Rate Pursuit. We aggressively monitor all insurance transactions to make sure we receive the correct premium for the risk insured. We accomplish this by verifying pricing criteria. For automobile policies, we verify proper classification of drivers, the make, model, and age of insured vehicles, and the availability of discounts. We also verify that operators are properly listed and classified, assignment of operators to vehicles, and vehicle garaging. In our homeowners and dwelling fire lines, we use third party software to evaluate property characteristics and we conduct property inspections. We have a premium audit program in our business owner program, as well as other loss control reviews for additional commercial lines of business.

Product Management. The Product Management department is responsible for the overall review and updating of our products. The department maintains an annual schedule where each line of business is reviewed and benchmarked against our major competitors.   Product offerings, discounts, rate levels and underwriting guidelines are reviewed and updates are performed as required. The department is also responsible for updating producer materials such as rate and rule manuals, underwriting guidelines, and promotional materials. In conjunction with the underwriting operations area, the department works with third party vendors that assist with risk information, data, and rate pursuit for in-force policies. The department also provides product training and general marketplace education for the organization.

Legal. The Legal department provides legal and compliance support to all business units within the Company. The department serves as the primary liaison with regulators, government, and industry trade associations. The department also provides legal support to all areas of the company, including general corporate matters and vendor contracting. The department monitors legal and regulatory changes affecting the enterprise and provides guidance on how to comply with those changes. The department additionally reviews business unit operations to identify and address compliance vulnerabilities.

Business Intelligence. The Business Intelligence department unit within the Actuarial Services division is responsible for maintaining and improving the quality of Safety's data, maintaining Safety's enterprise data warehouse environment, and providing a suite of management reports and predictive analytical models to all departments and management levels at Safety. The Business Intelligence unit's directive is to turn the daily transactional data in the warehouse into usable information to help Safety's management team make more intelligent data-driven business decisions.

Customer Engagement. The Customer Engagement department provides professional customer service to our agents and insureds by continuously identifying new ways to enhance the ease of doing business with us and by looking for new ways to personalize our services for each customer.

Technology

The focuses of our information technology ("IT") efforts are:

- to support the strategic goals, objectives, and business needs of the Company by aligning our IT annual goals with those of the business, assuring that IT resources are being utilized efficiently;

- to constantly re-engineer internal processes to allow more efficient operations, resulting in lower operating costs;

- to continuously improve the customer experience, making it easier for independent agents and policyholders to transact business with us;

- to enable agents to efficiently provide their clients with a high level of service; and

- to maintain and support a secure computing environment.

We believe that our technology initiatives have increased revenue and decreased costs while at the same time improving the customer experience for our employees, agents, and policyholders. In 2021, we introduced our Safety Commercial Express commercial auto quoting and policy issuance system in Massachusetts for new business. During 2022, this system was updated to allow for agent processing of endorsements. In 2024, our Safety Commercial Express system was upgraded to the most current cloud enabled version of the system. We are continuously investing in new technologies, including areas such as robotic process automation, artificial intelligence, and automated testing to improve company efficiency.

Cybersecurity. We continuously evolve our cybersecurity strategy to protect Safety's computer assets from a cybersecurity attack. Safety's cybersecurity committee monitors the landscape for emerging threats, evaluates the latest preventative tools and methods, and recommends ways to increase enterprise security. An employee education program provides ongoing training to Safety's employees, including phishing tests and remediation training. Annual Tabletop exercises allow us to simulate cyber events to continuously improve our incidence response plans.

Innovation Lab. Since 2018, we have had an Innovation Lab to foster a culture of innovative thinking, monitor the InsureTech landscape, and provide Safety, our independent agents, and policyholders with the tools and processes necessary to continuously improve the customer experience and remain competitive in both the current and future insurance marketplace. During 2024, the Innovation Lab saw two of its successful proof of concepts make it into production in the claims area. In February, an electronic claims payment system was implemented to allow claim payments to be made electronically thus reducing cycle times and improving the customer experience. In the Fall of last year, we also implemented a two-way texting system within the claims department to allow claims adjusters to correspond with customers via SMS text messaging. In September of 2024, the Innovation Lab also partnered with the underwriting, insurance operations and marketing teams to introduce a leak and freeze monitoring device program for our personal property customers. These devices provide real time alerts to customers if water or freezing temperatures are detected in the customers' property. During 2024, the Innovation Lab continued to perform research on Generative Artificial Intelligence (AI) and Large Language Models and produced working proof of concepts for internal use. In July of 2024, a "Generative AI In the Workplace Policy" was published governing the use of AI tools in the workplace.

Internal Applications

Our employees access our proprietary and vendor supplied applications through our secure corporate intranet. Our intranet applications streamline internal processes and improve overall operational efficiencies and customer experience in areas including:

Claims. A vendor supplied claims system provides the claims department with a workload management application that allows our claims and subrogation adjusters to better manage the claims process. Subrogation refers to the process by which we are reimbursed by other insurers for claims costs we incur due to the fault of their insureds. The use of this application has reduced the time it takes for us to respond to and settle claims, which we believe helps reduce the total amount of our claims expense while also providing a better customer experience for the policyholder and claimant.

The automated adjuster assignment system categorizes our new claims by severity and assigns them to the appropriate adjuster responsible for investigation. Once assigned, the integrated workload management tools facilitate the work of promptly assigning appraisers, investigating liability, issuing payments, and receiving subrogation receipts.

Billing. A vendor supplied billing systems, integrated with the systems of our print and lock-box vendors, expedite the processing and collection of premium receipts and finance charges from agents and policyholders. This billing system also allows for policyholder automatic payments (AutoPay) as well as electronic bill (eBill). We believe the sophistication of our direct bill system helps us to limit our bad debt expense. Our bad debt expense as a percentage of direct written premiums was 0.3% and 0.2% in 2024 and 2023, respectively.

External Applications

Our agent technology offerings are centralized within our agency portal and feature PowerDesk, Safety Express and Safety Commercial Express. PowerDesk is a web-based application that allows for billing inquiry, agent payments on behalf of their policyholders, policy inquiry and claims inquiry. Safety Express and Safety Commercial Express provide agents with new business and endorsement entry, real-time policy issuance for personal lines, immediate printing of declarations pages in agents' offices, policy downloads to most major agency management systems and data imports from Boston Software's SinglePoint, Vertafore's PL Rater, EZLynx and TurboRater. In addition, we provide our agents with commission and claims download for all lines of business, Transformation Station and Transact Now Inquires, e-Claims online claims reporting, e-View daily transaction reports and e-Docs online electronic document file cabinet.

We also provide eBill, online bill pay (including credit and debit cards), online AutoPay registration for both agents and customers, online declarations pages, billing inquiry, claims inquiry, auto and homeowners claims first notice of loss, online auto insurance cards, and bill pay reminder alerts to our agents' policyholders through our public website, SafetyInsurance.com.

Additionally, we provide policyholders with mobile technology through our Safety Mobile App for iPhone and Android devices. Safety Mobile provides consumers with access to their agent information, bill pay capabilities, the ability to report an automobile or homeowners claim and access to their insurance card, among other features.

Claims

On casualty claims we utilize stringent claims settlement procedures, which include guidelines that establish settlement ranges for soft tissue injuries. If we are unable to settle these claims within our pricing guidelines, we explore other cost-effective options including alternative dispute resolutions and/or litigation. We believe that these procedures result in providing our adjusting staff with a uniform approach to negotiation.

We believe an important component of handling claims efficiently is prompt investigation and settlement. We find that faster claims settlements often result in less expensive claims settlements. Our E-Claim reporting system is an online product that reduces the time it takes for agents to notify our adjusters about claims, thereby enabling us to contact third-party claimants and other witnesses quickly. Our insureds can report claims directly by phone, web, or mobile application. In addition, we utilize an after-hours reporting vendor to ensure that new claims can be reported 24 hours per day and 365 days per year.

We believe that early notification results in our adjusters conducting prompt investigations of claims and compiling more accurate information about those claims. Our modern claims software provides our staff with efficient workplan management tools to assist our adjusters in handling claims quickly while providing high levels of customer service.

We believe the structure of our claims department allows us to respond quickly to claimants. The department is organized into distinct claim units that contain loss costs on injury claims. Field adjusting resources are utilized for prompt response to large potential exposure claims and dedicated litigation staff focus on managing loss costs and litigation expense.

Additionally, we utilize a special investigation unit to investigate potential fraud in connection with claims presented. In cases where adjusters suspect fraud in connection with a claim, we deploy this special unit to conduct investigations. We deny payment in cases in which we have succeeded in accumulating sufficient evidence of fraud.

Our auto physical damage claims units handle physical damage claims arising in our private passenger and commercial automobile lines. Process automation has streamlined our claims function and in combination with established policy and procedures newly reported claims are handled in a proactive manner to ensure that coverages are verified, damages are appraised and claim payments are issued in a timely and efficient manner. This ensures the highest level of customer service to our insureds while reducing claim cycle times and mitigating claim handling expenses. We continue to vet and implement new methods of appraisal for vehicle damage, including vehicle photo only appraisals within the regulatory established guidelines. Once we receive this information, an automated system redirects the claim to the appropriate internal adjuster responsible for investigating the claim to determine liability. Upon determination of liability, the system automatically begins the process of seeking a subrogation recovery from another insurer, if liable. We believe this process results in a shorter time period from when the claimant first contacts the agent to when the claimant receives a claim payment, while enabling our agents to build credibility with their clients by responding to claims in a timely and efficient manner.

Our property claims division oversees physical damage claims arising in our homeowners and other than auto insurance lines. Property Field Adjusters are located remotely across our service areas to handle larger more complex property losses. Our modern claims software system and applications enables more efficient handling of the claim process and customer engagement from first notice of loss through settlement and potential subrogation. We also utilize house counsel on subrogation recoveries to reduce collection expenses and maximize damage recoveries.

Reserves

Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the expenses associated with investigating and paying the losses, or loss adjustment expenses. Every quarter, we review and establish our reserves. Regulations promulgated by the Commissioner require us to annually obtain a certification from either a qualified actuary or an approved loss reserve specialist, who may be one of our employees, that our loss and loss adjustment expense reserves are reasonable.

When a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The estimate reflects informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims professional. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based on subsequent developments and periodic reviews of the cases.

In accordance with industry practice, we also maintain reserves for estimated losses incurred but not yet reported ("IBNR"). IBNR reserves are determined in accordance with commonly accepted actuarial reserving techniques on the basis of our historical information and experience. We make adjustments to incurred but not yet reported reserves quarterly to take into account changes in the volume of business written, claims frequency and severity, our mix of business, claims processing and other items that can be expected to affect our liability for losses and loss adjustment expenses over time.

When reviewing reserves, we analyze historical data and estimate the impact of various loss development factors, such as our historical loss experience and that of the industry, legislative enactments, judicial decisions, legal developments in imposition of damages, and changes and trends in general economic conditions, including the effects of inflation. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors. After taking into account all relevant factors, management believes that our provision for unpaid losses and loss adjustment expenses at December 31, 2024 is adequate to cover the ultimate cost of losses and claims incurred as of that date.

Management determines its loss and loss adjustment expense ("LAE") reserve estimates based upon the analysis of the Company's actuaries. Management has established a process for the Company's actuaries to follow in establishing reasonable reserves. The process consists of meeting with our claims department, establishing ultimate incurred losses by using development models accepted by the actuarial community, and reviewing the analysis with management. The Company's estimate for loss and LAE reserves, net of the effect of ceded reinsurance, ranges from a low of $497,512 to a high of $566,772 as of December 31, 2024. The Company's net loss and LAE reserves, based on our actuaries' best estimate, were set at $540,877 as of December 31, 2024. The ultimate liability may be greater or less than reserves carried at the balance sheet date. Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period that the deficiency is recognized. To the extent that reserves are redundant and are released, the amount of the release is a credit to earnings in the period the redundancy is recognized. We do not discount any of our reserves.

The following table presents development information on changes in the reserves for losses and LAE of our Insurance Subsidiaries for each year in the three-year period ended December 31, 2024, 2023 and 2022.

	Year Ended		
	2024	2023	2022
Reserves for losses and LAE at beginning of year	$ 603,081	$ 549,598	$ 570,651
Less receivable from reinsurers related to unpaid losses and LAE	(112,623)	(93,394)	(90,667)
Net reserves for losses and LAE at beginning of year	490,458	456,204	479,984
Incurred losses and LAE, related to:			
Current year	768,531	689,683	549,258
Prior years	(51,894)	(47,381)	(57,279)
Total incurred losses and LAE	716,637	642,302	491,979
Paid losses and LAE related to:			
Current year	449,562	409,634	342,971
Prior years	216,656	198,414	172,788
Total paid losses and LAE	666,218	608,048	515,759
Net reserves for losses and LAE at end of period	540,877	490,458	456,204
Plus receivable from reinsurers related to unpaid losses and LAE	130,792	112,623	93,394
Reserves for losses and LAE at end of period	$ 671,669	$ 603,081	$ 549,598

The following table represents the development of reserves, net of reinsurance, for calendar years 2014 through 2024. The top line of the table shows the reserves at the balance sheet date for each of the indicated years. This represents the estimated amounts of losses and loss adjustment expenses for claims arising in all years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to us. The upper portion of the table shows the cumulative amounts paid as of the end of each successive year with respect to those claims. The lower portion of the table shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. The estimate changes as more information becomes known about the payments, frequency and severity of claims for individual years. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves at December 31, 2024.

Information with respect to the cumulative development of gross reserves (that is, without deduction for reinsurance ceded) also appears at the bottom portion of the table.

					As of and for the Year Ended December 31,						
	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Reserves for losses and											
LAE originally estimated:	$ 540,877	$ 490,458	$ 456,204	$ 479,984	$ 461,270	$ 488,194	$ 476,321	$ 490,969	$ 476,597	$ 485,716	$ 420,767
Cumulative amounts paid as of:											
One year later		216,656	198,414	172,788	132,897	153,727	164,595	159,234	164,466	174,506	132,364
Two years later			270,716	258,181	202,320	216,822	230,294	241,032	231,473	250,306	189,367
Three years later				297,187	253,495	263,149	269,065	282,242	283,812	290,287	223,465
Four years later					275,417	296,870	293,203	304,009	305,024	310,140	241,589
Five years later						311,300	314,032	318,471	318,149	319,817	252,714
Six years later							321,188	328,661	325,785	325,669	255,581
Seven years later								332,383	331,864	328,703	256,733
Eight years later									332,923	332,439	257,956
Nine years later										333,252	260,163
Ten years later											260,779

					As of and for the Year Ended December 31,						
	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Reserves re-estimated as of:											
One year later		$ 438,564	$ 408,823	$ 422,705	$ 407,597	$ 433,350	$ 434,273	$ 434,481	$ 434,813	$ 440,268	$ 390,452
Two years later			380,677	384,120	359,564	395,578	393,948	400,312	391,630	406,253	348,660
Three years later				360,965	328,268	365,786	372,282	376,584	372,379	376,201	313,100
Four years later					312,141	344,785	355,215	365,267	359,549	361,335	287,131
Five years later						332,391	341,625	355,415	352,330	353,983	276,309
Six years later							332,919	345,705	346,607	347,373	272,178
Seven years later								339,495	340,738	343,345	268,514
Eight years later									336,046	338,934	266,532
Nine years later										335,504	264,095
Ten years later											262,456
Cumulative											
(redundancy) deficiency 2024		(51,894)	(75,527)	(119,019)	(149,129)	(155,803)	(143,402)	(151,474)	(140,551)	(150,212)	(158,311)

					As of and for the Year Ended December 31,						
	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Gross liability-end of year	$ 671,669	$ 603,081	$ 549,598	$ 570,651	$ 567,580	$ 610,566	$ 584,719	$ 574,054	$ 560,321	$ 553,977	$ 482,012
Reinsurance recoverables	130,792	112,623	93,394	90,667	106,310	122,372	108,398	83,085	83,724	68,261	61,245
Net liability-end of year	540,877	490,458	456,204	479,984	461,270	488,194	476,321	490,969	476,597	485,716	420,767
Gross estimated liability-latest		549,610	478,630	435,511	400,283	440,376	431,174	416,519	395,679	365,598	301,493
Reinsurance recoverables-latest		111,046	97,953	74,546	88,142	107,985	98,255	77,024	59,633	30,094	39,037
Net estimated liability-latest		438,564	380,677	360,965	312,141	332,391	332,919	339,495	336,046	335,504	262,456

In evaluating the information in the table, it should be noted that each amount entered incorporates the effects of all changes in amounts entered for prior periods. Thus, if the 2024 estimate for a previously incurred loss was $150 and the loss was reserved at $100 in 2020, the $50 deficiency (later estimate minus original estimate) would be included in the cumulative (redundancy) deficiency in each of the years 2020-2023 shown in the table. It should further be noted that the table does not present accident or policy year development data. In addition, conditions and trends that have affected the development of liability in the past may not necessarily recur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies from the table.

The table shows that we have substantially benefited in the current and prior years from releasing redundant reserves. In the years ended December 31, 2024, 2023, and 2022 we decreased loss reserves related to prior years by $51,894, $47,381 and $57,279, respectively. Reserves and development are discussed further in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, *Executive Summary and Overview*.

As a result of our focus on core business lines since our founding in 1979, we believe we have no specific exposure to asbestos or environmental pollution liabilities.

Reinsurance

Reinsurance involves an insurance company transferring (ceding) a portion of its exposure on insurance underwritten by it to another insurer (reinsurer). The reinsurer assumes a portion of the exposure in return for a share of the premium. Reinsurance does not legally discharge an insurance company from its primary liability for the full amount of the policies, but it does make the reinsurer liable to the company for the reinsured portion of any loss realized.

We reinsure with other insurance companies a portion of our potential liability under the policies we have underwritten, thereby protecting us against an unexpectedly large loss or a catastrophic occurrence that could produce large losses, primarily in our homeowners line of business. We are selective in choosing our reinsurers, seeking only those companies that we consider to be financially stable and adequately capitalized. In an effort to minimize exposure to the insolvency of a reinsurer, we continually evaluate and review the financial condition of our reinsurers. Most of our reinsurers have an A.M. Best rating of "A+" (Superior) or "A" (Excellent).

We maintain reinsurance coverage to help lessen the effect of losses from catastrophic events, maintaining coverage that during 2024 protected us in the event of a "121-year storm" (that is, a storm of a severity expected to occur once in a 121-year period). We use various software products to measure our exposure to catastrophe losses and the probable maximum loss to us for catastrophe losses such as hurricanes. In 2024, we purchased three layers of excess catastrophe reinsurance providing $615,000 of coverage for property losses in excess of $75,000 up to a maximum of $690,000. Our reinsurers' co-participation is 80.0% of $75,000 for the 1st layer, 80.0% of $250,000 for the 2nd layer, and 80.0% of $290,000 for the 3rd layer.

For 2025, we have purchased three layers of excess catastrophe reinsurance providing $675,000 of coverage for property losses in excess of $75,000 up to a maximum of $750,000. Our reinsurers' co-participation is 85.0% of $75,000 for the 1st layer, 85.0% of 250,000 for the 2nd layer and 85.0% of $350,000 for the 3rd layer.

We also have casualty excess of loss reinsurance for large casualty losses occurring in our automobile, homeowners, dwelling fire, and business owner lines of business in excess of $2,000 up to a maximum of $10,000. We have property excess of loss reinsurance coverage for large property losses, with coverage in excess of $3,000 up to a maximum of $20,000, for our homeowners, and business owners. In addition, we have liability excess of loss reinsurance for umbrella large losses in excess of $1,000 up to a maximum of $10,000. We also have various reinsurance agreements with Hartford Steam Boiler Inspection and Insurance Company, of which the primary contract is a quota share agreement under which we cede 100% of the premiums and losses for the equipment breakdown coverage under our business owner policies.

Our reinsurance program excludes coverage for acts of terrorism. The Terrorism Risk Insurance Program Reauthorization Act of 2019 was signed into law on December 20, 2019 which extended the Terrorism Risk Insurance Act ("TRIA") through the year 2027. The intent of this legislation is to provide federal assistance to the insurance industry for the needs of commercial insurance policyholders with the potential exposure for losses due to acts of terrorism. TRIA provides reinsurance for certified acts of terrorism.

In addition to the above mentioned reinsurance programs and as described in more detail above under *The Massachusetts Property and Casualty Insurance Market,* we are a participant in CAR, a state-established body that, in part, runs the residual market reinsurance programs for commercial automobile insurance in Massachusetts under which premiums, expenses, losses and loss adjustment expenses on ceded business are shared by all insurers writing automobile insurance in Massachusetts.

At December 31, 2024, we also had $168,538 due from CAR comprising of loss and loss adjustment expense reserves, unearned premiums and reinsurance recoverables.

The Company participated in the Massachusetts Property Insurance Underwriting Association ("FAIR Plan"), in which premiums, expenses, losses and loss adjustment expenses on homeowners business that could not be placed in the voluntary market was shared by all insurers writing homeowners business in Massachusetts. On April 1, 2024, the Division approved a restructuring of the FAIR Plan ("FAIR Plan Restructuring"), transforming it from a partnership that shares profit and losses with member companies to a stand-alone, risk bearing entity, and distributing the accumulated members' equity.

On March 10, 2005, our Board of Directors (the "Board") adopted a resolution that prohibits Safety from purchasing finite reinsurance (reinsurance that transfers only a relatively finite or limited amount of risk to the reinsurer) without approval by the Board. To date, the Company has never purchased a finite reinsurance contract.

Competition

The property and casualty insurance business is highly competitive and many of our competitors have substantially greater financial and other resources than we do. We compete with both large national writers and smaller regional companies. Our competitors include companies which, like us, serve the independent agency market, as well as companies which sell insurance directly to customers. Direct writers may have certain competitive advantages over agency writers, including increased name recognition, loyalty of the customer base to the insurer rather than to an independent agency, and potentially, lower cost structures. A material reduction in the amount of business independent agents sell would adversely affect us. Further, we and others compete on the basis of the commissions and other cash and non-cash incentives provided to agents.

Although, historically, a number of national insurers that are much larger than we have chosen not to compete in a material way in the Massachusetts private passenger automobile market, since 2008, several new companies have entered the market. These companies include some that would be able to sustain significant losses in order to acquire market share, as well as others which use distribution methods that compete with the independent agent channel. There can be no assurance that we will be able to compete effectively against these companies in the future.

We are the third largest writer of private passenger automobile insurance in Massachusetts with a market share of 9.7% in 2024. Our principal competitors within the Massachusetts private passenger automobile insurance market are MAPFRE SA, Government Employees Insurance Company, Progressive Casualty Insurance Company, and Plymouth Rock Assurance Corporation, which held 19.0%, 12.6%, 9.6% and 7.7% market shares based on premiums, respectively, in 2024 according to CAR.

We are the second largest writer of commercial automobile insurance in Massachusetts with a market share of 12.9% in 2024. Our principal competitors in the Massachusetts commercial automobile insurance market are MAPFRE SA, Arbella Mutual Insurance Company and Progressive Casualty Insurance Company, which held 13.1 %, 10.4% and 9.4% market shares based on premium, respectively, according to CAR. This includes our share of residual market business as one of four servicing carriers in CAR's Commercial Automobile Program.

We are the third largest writer of homeowners insurance business in Massachusetts, with a market share of 6.3% in 2023. Our principal competitors within the Massachusetts homeowners insurance market are MAPFRE SA, Liberty Mutual and The Andover Companies, which held 12.2%, 9.0% and 6.3% market shares, respectively, in 2023 (according to S&P Global Market Intelligence).

Human Capital

At December 31, 2024, we employed 551 employees who all work in the New England region. The management team establishes hiring and compensation practices for our Company. The Board is periodically updated on key employee engagement and employee relations measures. In addition, the Board's Compensation Committee is responsible for reviewing performance and approving compensation paid to senior leaders. Our Human Resources team, led by our Chief Financial Officer, supports the Compensation Committee in the execution of its responsibilities. In addition to the day-to-day support, they provide to our management team, the Human Resources team monitors the pulse of our employee population.

As noted in our Environmental, Social and Governance ("ESG") Report, located on our Company website, we create a workplace where all employees are treated with dignity and respect, and individual differences are valued, all with the goal of securing the trust and satisfaction of our employees. The Company is committed to a policy of inclusiveness and is committed to actively seeking out highly-qualified candidates. The Company prioritizes an environment where employees are respected, inspired to perform at their best, and are recognized for their contributions. We persistently work to improve the employee experience in support of our continuing strategic objective to attract, retain and develop talent in the insurance industry. Our commitment to a robust talent pool starts at the top. The Board engages with the Compensation Committee annually to review executive level compensation, consider key pipeline talent and conduct succession planning. In addition, our leadership team conducts a comprehensive annual review process across our organization each year. We have a history of promotion from within as approximately 19% of our organization has 25 years of experience at Safety.

We offer competitive pay and benefits to our employees. In addition to competitive salaries, all management level employees are included in our long-term incentive compensation program where they can receive a combination of time and performance-based awards. The Company also engages in a number of additional practices to ensure pay fairness, including:

- Centralized compensation function ensuring consistent programs and practices across the enterprise;
- Enterprise-wide framework for evaluating and aligning roles and compensation levels based on job responsibilities, strategic importance of the role, and other relevant factors;
- Prohibition against asking external job applicants for current or historical compensation information;
- Individual compensation decisions consider each employee's experience, proficiency, and performance;
- Multiple levels of review and approval required for all compensation decisions.

We are committed to our extensive, long-standing policies and practices to ensure fair pay across the organization, while also staying attuned to external best practices and insights, and leveraging input from our pay consultants.

We further foster our culture through our robust learning and development program and our competitive benefit programs. Our extensive benefits include a variety of items, not limited to the following:

- Medical and vision plan options;
- HSA & FSA options
- Dental options;
- Company paid life-insurance;
- 401(k) plan with company matching contributions of up to 8%;
- Sick hours;
- Paid holidays;
- Flexible work schedules, including remote work arrangements;
- Tuition reimbursement that is not capped;
- Short and long-term disability;
- Family medical leave;
- Parental leave;
- Employee assistance program.

Our employees participate in a work from home program that helps contribute to a flexible work-life balance and allows the Company to minimize the real estate rented at our home office. Our employees are not covered by any collective bargaining agreement.

Our employees give both their time and their financial resources to charities of all types, and the Company promotes corporate citizenship through charitable donations and Company-sponsored volunteer activities. Safety is committed to making a positive impact on the communities where our employees live and work through our matching gift program, corporate giving and employee volunteerism. We help employees amplify their community impact by providing our employees with a 1:1 match on their donations to recognized charitable organizations. The Safety Insurance Charitable Foundation was established in 2005 and has provided financial support for a wide array of charities in areas such as community service, education, job training, homelessness, arts/culture, food banks, youth programs, healthcare, medical research and disaster relief.

The reputation of the Company depends on the conduct of its Board, officers, and employees. Every employee who is associated with Safety must play a part in maintaining our corporate reputation for the highest ethical standards. Management considers our relationship with our employees to be strong.

Investments

Investment income is an important source of revenue for us and the return on our investment portfolio has a material effect on our net earnings. Our investment objective is to focus on maximizing total returns while investing conservatively. We maintain a high-quality investment portfolio consistent with our established investment policy. As of December 31, 2024, our portfolio of fixed maturity investments was comprised principally of investment grade corporate fixed maturity securities, U.S. government and agency securities, and asset-backed securities. The portion of our non-investment grade portfolio of fixed maturity investments is primarily comprised of variable rate secured and senior bank loans and high yield bonds.

According to our investment guidelines, no more than 2.0% of our portfolio may be invested in the securities of any one issuer (excluding U.S. government-backed securities). In addition, no more than 0.5% of our portfolio may be invested in securities of any one issuer rated "Baa," or the lowest investment grade assigned by Moody's. Of the less than 15.0% of our portfolio invested in senior bank loans and high yield bonds at December 31, 2024, no more than 5.0% may be invested in the securities of any one issuer, no more than 10.0% may be invested in any issuers total outstanding debt issue, and a maximum of 10.0% may be invested in securities unrated or rated "B-" or below by Moody's. We continually monitor the mix of taxable and tax-exempt securities in an attempt to maximize our total after-tax return. We utilize the services of third-party investment managers.

We believe that the incorporation of material, non-financial factors into investment selection and risk management has the potential to enhance long-term investment returns. We incorporate ESG factors managed for us by third-party investment managers. We measure our exposure to ESG risks at both individual asset classes and total portfolio levels.

The following table reflects the composition of our investment portfolio as of December 31, 2024 and 2023.

	As of December 31,				
	2024			2023	
	Estimated Fair Value	% of Portfolio		Estimated Fair Value	% of Portfolio
U.S. Treasury Securities	$ 2,343	0.2 %	$	2,320	0.2 %
Obligations of states and political subdivisions	36,166	2.4		36,523	2.6
Residential mortgage-backed securities (1)	301,227	19.9		247,237	17.4
Commercial mortgage-backed securities	129,375	8.6		139,850	9.8
Other asset-backed securities	63,717	4.2		61,333	4.3
Corporate and other securities	582,390	38.5		564,882	39.6
Subtotal, fixed maturity securities	1,115,218	73.8		1,052,145	73.9
Short term investments	19,975	1.3		-	-
Equity securities (2)	221,422	14.6		238,022	16.7
Other invested assets (3)	156,444	10.3		133,946	9.4
	$ 1,513,059	100.0 %	$	1,424,113	100.0 %

(1) Residential mortgage-backed securities consists primarily of obligations of U.S. Government agencies including collateralized mortgage obligations and mortgage-backed securities guaranteed and/or insured by the following issuers: Government National Mortgage Association (GNMA), Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA) and the Federal Home Loan Bank (FHLB).
(2) Equity securities include common stock, preferred stock, mutual funds and interests in mutual funds held to fund the Company's executive deferred compensation plan.
(3) Other invested assets are accounted for under the equity method which approximates fair value.

The principal risks inherent in holding mortgage-backed securities and other pass-through securities are prepayment and extension risks, which affect the timing of when cash flows will be received. When interest rates decline, mortgages underlying mortgage-backed securities tend to be prepaid more rapidly than anticipated, causing early repayments. When interest rates rise, the underlying mortgages tend to be prepaid at a slower rate than anticipated, causing the principal repayments to be extended. Although early prepayments may result in acceleration of income from recognition of any unamortized discount, the proceeds could be reinvested at a lower current yield, resulting in a net reduction of future investment income. In addition, in the current market environment, such investments can also contain liquidity risks.

The Company invests in bank loans which are primarily investments in senior secured floating rate loans that banks have made to corporations. The loans are generally priced at an interest rate spread over the floating rate feature; this asset class provides protection against rising interest rates. However, this asset class is subject to default risk since these investments are typically below investment grade.

Equity risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices results from our holdings of common stock, preferred stock, mutual funds and interests in mutual funds held to fund the executive deferred compensation plan. We continuously evaluate market conditions and we expect in the future to purchase additional equity securities. We principally manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table reflects our investment results for each of the three-year periods ended December 31, 2024, 2023 and 2022.

	Years Ended December 31,					
	2024		2023		2022	
Average cash and invested securities (at cost)	$	1,431,163	$	1,421,882	$	1,462,761
Net investment income (1)	$	55,720	$	56,377	$	46,725
Net effective yield (2)		3.9 %		4.0 %		3.2 %

(1) After investment expenses, excluding realized investment gains or losses.
(2) Net investment income for the period divided by average invested securities and cash for the same period.

As of December 31, 2024, our portfolio of fixed maturity investments was comprised principally of investment grade corporate fixed maturity securities, U.S. government and agency securities, and asset-backed securities. The portion of our non-investment grade portfolio of fixed maturity investments is primarily comprised of variable rate secured, senior bank loans and high yield bonds.

The composition of our fixed income security portfolio by rating is presented in the following table.

	As of December 31,			
	2024		2023	
	Estimated Fair Value	Percent	Estimated Fair Value	Percent
U.S. Treasury securities and obligations of U.S. Government agencies	$ 301,227	27.0 %	$ 247,237	23.5 %
Aaa/Aa	211,088	18.9	212,833	20.2
A	205,305	18.4	219,018	20.8
Baa	210,254	18.9	202,513	19.2
Ba	43,869	3.9	47,946	4.6
B	76,538	6.9	84,681	8.0
Caa/Ca	5,553	0.5	3,733	0.4
Not rated	61,384	5.5	34,184	3.3
Total	$ 1,115,218	100.0 %	$ 1,052,145	100.0 %

Ratings are generally assigned upon the issuance of the securities and are subject to revision on the basis of ongoing evaluations. Ratings in the table are as of the date indicated.

The Securities Valuation Office of the National Association of Insurance Commissioners (the "SVO") evaluates all public and private bonds purchased as investments by insurance companies. The SVO assigns one of six investment categories to each security it reviews. Category 1 is the highest quality rating and Category 6 is the lowest. Categories 1 and 2 are the equivalent of investment grade debt as defined by rating agencies such as Standard & Poor's Ratings Services and Moody's, while Categories 3-6 are the equivalent of below investment grade securities. SVO ratings are reviewed at least annually. At December 31, 2024, 66.6% of our available for sale fixed maturity investments were rated Category 1 and 17.5% were rated Category 2, the two highest ratings assigned by the SVO.

The following table indicates the composition of our fixed income security portfolio (at carrying value) by time to maturity as of December 31, 2024.

	As of December 31, 2024	
	Estimated Fair Value	Percent
Due in one year or less	$ 39,095	3.5 %
Due after one year through five years	300,994	27.0
Due after five years through ten years	251,641	22.6
Due after ten years through twenty years	27,924	2.5
Due after twenty years	1,245	0.1
Asset-backed securities (1)	494,319	44.3
Totals	$ 1,115,218	100.0 %

(1) Actual maturities of asset-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Prepayment rates are influenced by a number of factors that cannot be predicted with certainty, including: the relative sensitivity of the underlying mortgages or other collateral to changes in interest rates; a variety of economic, geographic and other factors; and the repayment priority of the securities in the overall securitization structures.

Ratings

A.M. Best, which rates insurance companies based on factors of concern to policyholders, currently assigns the Company an "A (Excellent)" rating. Our "A" rating was reaffirmed by A.M. Best on June 18, 2024. Such rating is the third highest rating of 13 ratings that A.M. Best assigns to solvent insurance companies, which currently range from "A++ (Superior)" to "D (Poor)." Publications of A.M. Best indicate that the "A" rating is assigned to those companies that in A.M. Best's opinion have an excellent ability to meet their ongoing obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, A.M. Best reviews the Company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated fair value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to purchasers of an insurance company's securities.

In assigning the Company's rating, A.M. Best recognized its solid risk-adjusted capitalization, conservative operating strategy, and long-standing agency relationships. A.M. Best also noted among our positive attributes our favorable investment leverage, our disciplined underwriting approach, and our expertise in the closely managed Massachusetts automobile insurance market. A.M. Best cited other factors that partially offset these positive attributes, including our concentration of business in the Massachusetts private passenger automobile market which exposes our business to regulatory actions.

Supervision and Regulation

Introduction. Our principal operations are conducted through the Insurance Subsidiaries which are subject to comprehensive regulation by state insurance departments, primarily through our domestic regulator, the Division, of which the Commissioner is the senior official. The Commissioner is appointed by the Governor. We are subject to the authority of the Commissioner in many areas of our business under Massachusetts law, including:

- our licenses to transact insurance;

- the rates and policy forms we may use;

- our financial condition including the adequacy of our reserves and provisions for unearned premium;

- the solvency standards that we must maintain;

- the type and size of investments we may make;

- the prescribed or permitted statutory accounting practices we must use; and

- the nature of the transactions we may engage in with our affiliates.

In addition, the Commissioner periodically conducts financial and market conduct examinations of all licensees domiciled in Massachusetts. Our most recent financial condition examination was for the five-year period ending December 31, 2018. The Division had no material findings as a result of this examination. The Division recently began their review of the five-year period ended December 31, 2023.

We are also required to be licensed by the insurance department in each state in which we do business, as well as to comply with the various laws and regulations of those jurisdictions, including those governing our use of rates and policy forms in those states.

Insurance Holding Company Regulation. Our principal operating subsidiaries are insurance companies, and therefore we are subject to certain laws in Massachusetts regulating insurance holding company systems. These laws require that we file a registration statement with the Commissioner that discloses the identity, financial condition, capital structure and ownership of each entity within our corporate structure and any transactions among the members of our holding company system. In some instances, we must provide prior notice to the Commissioner for material transactions between our insurance company subsidiaries and other affiliates in our holding company system. These holding company statutes also require, among other things, prior approval of the payment of extraordinary dividends or distributions and any acquisition of a domestic insurer and that we file an annual Enterprise Risk Management report with the Commissioner.

Insurance Regulation Concerning Dividends. We rely on dividends from the Insurance Subsidiaries for our cash requirements. The insurance holding company law of Massachusetts requires notice to the Commissioner of any dividend to the shareholders of an insurance company. The Insurance Subsidiaries may not make an "extraordinary dividend" until thirty days after the Commissioner has received notice of the intended dividend and has not objected in such time. As historically administered by the Commissioner, this provision requires the prior approval by the Commissioner of an extraordinary dividend. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding twelve months exceeds the greater of 10.0% of the insurer's surplus as of the preceding December 31, or the insurer's net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. Under Massachusetts law, an insurer may pay cash dividends only from its unassigned funds, also known as its earned surplus, and the insurer's remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. At December 31, 2024, the statutory surplus of Safety Insurance was $758,789 and its net income for 2024 was $43,387. A maximum of $75,879 will be available during 2025 for such dividends without prior approval of the Commissioner.

Acquisition of Control of a Massachusetts Domiciled Insurance Company. Massachusetts law requires advance approval by the Commissioner of any change in control of an insurance company that is domiciled in Massachusetts. That law presumes that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10.0% or more of our outstanding voting stock. Even persons who do not acquire beneficial ownership of more than 10.0% of the outstanding shares of our common stock may be deemed to have acquired control if the Commissioner determines that control exists in fact. Any purchaser of shares of common stock representing 10.0% or more of the voting power of our capital stock will be presumed to have acquired control of the Insurance Subsidiaries unless, following application by that purchaser the Commissioner determines that the acquisition does not constitute a change of control or is otherwise not subject to regulatory review. These requirements may deter, delay or prevent transactions affecting the control of or the ownership of our common stock, including transactions that could be advantageous to our stockholders.

Protection Against Insurer Insolvency. Massachusetts law requires that insurers licensed to do business in Massachusetts participate in the Massachusetts Insurers Insolvency Fund ("Insolvency Fund"). The Insolvency Fund must pay any claim up to $300 of a policyholder of an insolvent insurer if the claim existed prior to the declaration of insolvency or arose within sixty days after the declaration of insolvency. Members of the Insolvency Fund are assessed the amount the Insolvency Fund deems necessary to pay its obligations and expenses in connection with handling covered claims. Subject to certain exceptions, assessments are made in the proportion that each member's net written premiums for the prior calendar year for all property and casualty lines bore to the corresponding net written premiums for Insolvency Fund members for the same period. As a matter of Massachusetts law, insurance rates and premiums include amounts to recoup any amounts paid by insurers for the costs of the Insolvency Fund. By statute, no insurer in Massachusetts may be assessed in any year an amount greater than two percent of that insurer's direct written premium for the calendar year prior to the assessment. We account for allocations from the Insolvency Fund as underwriting expenses. CAR also assesses its members as a result of insurer insolvencies. Because CAR is not able to recover an insolvent company's share of the net CAR losses from the Insolvency Fund, CAR must increase each of its member's shares of the deficit in order to compensate for the insolvent carrier's inability to pay its deficit assessment. It is anticipated that there will be future assessments from time to time relating to various insolvencies.

The Insurance Regulatory Information System. The Insurance Regulatory Information System ("IRIS") was developed to help state insurance regulators identify companies that may require special financial attention. IRIS consists of a statistical phase and an analytical phase whereby financial examiners review annual statements and financial ratios. The statistical phase consists of 13 key financial ratios based on year-end data that are generated annually from the database of the National Association of Insurance Commissioners ("NAIC"). Each ratio has an established "usual range" of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. In 2024, 2023, and 2022 all our ratios for all our Insurance Subsidiaries were within the normal range.

Risk-Based Capital Requirements. The NAIC has adopted a formula and model law to implement risk-based capital requirements for most property and casualty insurance companies, which are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital formula for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers:

- underwriting, which encompasses the risk of adverse loss developments and inadequate pricing;

- declines in asset values arising from market and/or credit risk; and

- off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and reserve and premium growth.

Under Massachusetts law, insurers having less total adjusted capital than that required by the risk-based capital calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

The risk-based capital law provides for four levels of regulatory action. The extent of regulatory intervention and action increases as the level of total adjusted capital to risk-based capital falls. The first level, the company action level, as defined by the NAIC, requires an insurer to submit a plan of corrective actions to the Commissioner if total adjusted capital falls below 200% of the risk-based capital amount. The regulatory action level, as defined by the NAIC requires an insurer to submit a plan containing corrective actions and requires the Commissioner to perform an examination or other analysis and issue a corrective order if total adjusted capital falls below 150.0% of the risk-based capital amount. The authorized control level, as defined by the NAIC, authorizes the Commissioner to take whatever regulatory actions he or she considers necessary to protect the best interest of the policyholders and creditors of the insurer which may include the actions necessary to cause the insurer to be placed under regulatory control, i.e., rehabilitation or liquidation, if total adjusted capital falls below 100.0% of the risk-based capital amount. The fourth action level is the mandatory control level, as defined by the NAIC, which requires the Commissioner to place the insurer under regulatory control if total adjusted capital falls below 70.0% of the risk-based capital amount.

The formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank these companies. At December 31, 2024, our Insurance Subsidiaries had total adjusted capital in excess of amounts requiring company or regulatory action at any prescribed risk-based capital action level.

Own Risk Solvency Assessment. On January 11, 2017, the Division adopted the National Association of Insurance Commissioners' Own Risk Solvency Assessment ("ORSA") Act requiring the Company to file its assessment on an annual basis. ORSA is an internal process undertaken by an insurer or insurance group to assess the adequacy of its risk management and current and prospective solvency positions under normal and severe stress scenarios. We have completed this filing for the 2024 period.

Executive Officers and Directors

The table below sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Name	Age (1)	Position	Years Employed by Safety
George M. Murphy	58	President, Chief Executive Officer, Chairman of the Board	36
Christopher T. Whitford	42	Vice President, Chief Financial Officer and Secretary	12
Mary F. McConnell	41	Vice President - Underwriting	18
John P. Drago	58	Vice President - Marketing	30
Brian S. Lam	45	Vice President - Insurance Operations	23
Paul J. Narciso	61	Vice President - Claims	34
Stephen A. Varga	57	Vice President - Management Information Systems	32
Glenn R. Hiltpold	54	Vice President - Actuarial Services	25
Thalia M. Meehan	63	Lead Independent Director	-
Mary C. Moran	69	Director	-
John D. Farina	61	Director	-
Deborah E. Gray	61	Director	-
Dennis J. Langwell	66	Director	-
Charles J. Brophy III	68	Director	-

_____
(1) As of February 15, 2025

George M. Murphy, CPCU, was appointed President and Chief Executive Officer of the Company effective April 1, 2016. He previously was the Vice President of Marketing since October 1, 2005. Mr. Murphy was appointed to the Board of Directors and to the Investment Committee in February 2016. Effective May 17, 2023, Mr. Murphy was elected to serve as Chairman of the Board. Mr. Murphy has been employed by the Insurance Subsidiaries for over 36 years. Mr. Murphy is also on the Board of Trustees of the Insurance Library Association of Boston.

Christopher T. Whitford, was appointed Chief Financial Officer, Vice President and Secretary of the Company on March 2, 2020. Mr. Whitford, a Certified Public Accountant in Massachusetts, has been employed by the Insurance Subsidiaries for over 12 years, previously serving as the Company's Controller since 2012, and began his career at PricewaterhouseCoopers in 2005. Mr. Whitford serves on the Audit Committee of Guaranty Fund Management Services and serves on the Audit Committee of the Massachusetts Property Insurance Underwriting Association.

Mary F. McConnell was appointed Vice President of Underwriting of the Company in July 2024 and was named as Secretary of the Insurance Subsidiaries at that time. Prior to that, she served as the Director of Products and Services since April 2019. Ms. McConnell has been employed by the Insurance Subsidiaries for over 18 years and has held numerous positions in Underwriting throughout her career. Ms. McConnell was appointed by the Commissioner of Insurance to the Commonwealth Automobile Reinsurers ("CAR") Governing Committee in January 2023 and was reappointed for the term effective July 1, 2024 through June 30, 2030. She has served on several committees of CAR including the Commercial Automobile Committee, MAIP Steering Committee, and Market Review Committee. She has also served as a member of the Automobile Insurers Bureau of Massachusetts ("AIB") Rules and Forms Advisory Panel.

John P. Drago was appointed Vice President of Marketing on February 1, 2016. Mr. Drago has been employed by the Insurance Subsidiaries for over 30 years and most recently served as Director of Marketing.

Brian S. Lam was appointed Vice President of Insurance Operations of the Company on February 27, 2024, effective March 1, 2024. Mr. Lam has held the Director of Insurance Operations and Customer Engagement position with the Company since 2014 and began his career with the Company in 2002. He currently sits on the Deep Customer Connections Innovators Committee.

Paul J. Narciso was appointed Vice President of Claims of the Company on August 5, 2013. Mr. Narciso has held various adjusting and claims management positions with the Company since 1990. Mr. Narciso has 38 years of claim experience having worked at two national carriers prior to joining Safety. He has previously served on the Governing Board of the Massachusetts Insurance Fraud Bureau and the Claims Subcommittee at Commonwealth Automobile Reinsurers.

Stephen A. Varga was appointed Vice President of Management Information Systems of the Company on August 6, 2014. Mr. Varga has held various information technology positions with the Company since 1992 and most recently served as Senior Director of MIS.

Glenn R. Hiltpold was appointed Vice President of Actuarial Services of the Company on March 1, 2021. Mr. Hiltpold, a Fellow of the Casualty Actuarial Society, has held the Director of Actuarial Services position with the Company since 2004 and has been an employee of the Insurance Subsidiaries for 25 years.

Thalia M. Meehan was appointed Director of the Company on July 3, 2017 and Lead Independent Director on January 11, 2022. Ms. Meehan has also been appointed to serve as a member of the Investment Committee and the Compensation Committee. Ms. Meehan, a Chartered Financial Analyst, has over 30 years of experience in the investment sector. Ms. Meehan retired from Putnam Investments in 2016 with 27 years of experience and most recently served as a Team Leader and Portfolio Manager at Putnam Investments. Ms. Meehan currently serves on the Advisory Committees for both the Board of Boston Women in Public Finance and the Huntington Theatre Company. Previously, she was a board member at Cambridge Bancorp, where she served on the Trust and Risk Committees. She also was a member of the Nominating and Governance Committees for the Municipal Securities Rulemaking Board.

Mary C. Moran was appointed Director of the Company on March 27, 2020. Ms. Moran has over 45 years of financial experience in both private industry as well as consulting. Ms. Moran began her career at KPMG, previously Peat Marwick, where she became a Senior Manager before serving as Senior Vice President of Finance and Administration for Boston Sand and Gravel Company from 1990 to 2001. Since 2002 she has served as CEO of MCM Financial Consulting, focusing on projects within the banking, construction, higher education, manufacturing, not-for-profit and professional services industries. Ms. Moran is a former director of Care Dimensions where she served on the finance and audit committee and is a former director and audit committee member of Danvers Bankcorp, the College of the Holy Cross and Catholic Memorial School. Ms. Moran graduated from Northeastern University with a M.B.A. and MS in Accounting and from the College of the Holy Cross with a degree in Economics. Ms. Moran qualifies as an "Audit Committee Financial Expert" as defined by the U.S. Securities and Exchange Commission rules. Ms. Moran serves as Chairperson of the Nominating and Governance Committee and serves as a member of the Audit Committee.

John D. Farina was appointed Director of the Company on March 24, 2022. Mr. Farina was appointed Chairperson of the Audit Committee in May 2023, and also serves as a member of the Nominating and Governance Committee. Mr. Farina recently retired from PricewaterhouseCoopers ("PwC") as Northeast Managing Partner and as a member of PwC's Global Board of Directors, where he was a member of the Risk & Quality and Operations Committees. He has 36 years of experience advising both domestic and multinational Fortune 500 companies on financial accounting, regulatory, and tax matters, with a deep expertise in the insurance industry. Mr. Farina also led PwC's US Insurance Tax practice and has deep insurance industry expertise. During his time at PwC, Mr. Farina held a variety of senior leadership roles including Managing Partner of the Northeast Region, where he was responsible for approximately 3,800 partners and staff in five offices. In this role, he oversaw strategic planning, operations, finance, risk management, human capital, and marketing functions. Mr. Farina was elected by his fellow partners for two terms on both PwC's US and Global Boards, providing 10 years of governance oversight to the firm. After retiring from PwC in 2021, Mr. Farina was elected to join the Board of Directors of St. Jude Children's Research Hospital in Memphis, Tennessee, where he serves as the Vice Chair of the Audit & Compliance Committee. Mr. Farina has also served on several non-profit boards, including the Greater Boston Chamber of Commerce. Mr. Farina received his BBA in Accounting from Evangel University and was a CPA in Massachusetts and Texas. Mr. Farina qualifies as an "Audit Committee Financial Expert" as defined by the U.S. SEC rules.

Deborah E. Gray was appointed Director of the Company on March 24, 2022. Ms. Gray has also been appointed to serve as a member of the Nominating and Governance Committee and the Compensation Committee. She joins the Board with over 30 years of experience as a corporate attorney and General Counsel for both publicly traded and private entities in a diverse range of industries, including high tech, ed tech, Software-as-a-Service (SaaS), professional services and life sciences. Her legal and business expertise with high-growth companies, ranging from start-ups to publicly traded multibillion-dollar corporations, are beneficial to Safety, particularly in relation to risk management, compliance, data privacy and security, and corporate governance matters. Ms. Gray has served in various General Counsel roles over her 30-year career, including most recently providing her expertise as an outside General

Counsel to a variety of companies. She is also currently Vice President and General Counsel of The Achievement Network, a private, non-profit, national education and technology organization where she leads all day-to-day legal, data privacy and security, and compliance initiatives. Prior to this role, Ms. Gray served as Vice President, General Counsel and Secretary at Acquia, Inc., a SaaS company where she led the creation and build out of its global legal, data security and corporate compliance functions including M&A, commercial contracts, licensing, real estate, employment, corporate and board of directors governance. Previously she held senior positions with Charles River Laboratories, International, Sapient Corporation and Harcourt General. Ms. Gray began her legal career at WilmerHale in Boston where she specialized in mergers and acquisitions, public offerings and SEC compliance matters. She also currently serves on the Board of Directors for The Home for Little Wanderers, serving as Secretary and a member of the Executive Committee, is a Trustee Emerita of Colby College, and a former Overseer of the Boston Symphony Orchestra.

Dennis J. Langwell was appointed Director of the Company on April 5, 2023. Mr. Langwell is a retired senior executive of Liberty Mutual Insurance, a Fortune 100 company, where he worked more than 25 years in various executive, strategic and financial positions, until his retirement in 2021. His most recent position was Vice Chairman of Insurance Operations, and prior to that he was President of Global Risk Solutions, where he led Liberty's $20 billion global commercial (re) insurance business. Prior to his role as President of Global Risk Solutions, Mr. Langwell served as Executive Vice President and Chief Financial Officer from 2003 to 2018. Mr. Langwell began his career at KPMG and has over 40 years of insurance and finance experience. Mr. Langwell also serves on the boards of James River Group and Companion Protect and on the Advisory Board of Owl.co. He is also the Vice Chairman of the Providence College Board of Trustees, where he received his Bachelor of Science in Accounting, and is Chairman of the Board of Trustees of the U.S.S. Constitution Museum. Mr. Langwell qualifies as an "Audit Committee Financial Expert" as defined by the U.S. SEC rules. Mr. Langwell serves as Chairperson of the Compensation Committee and member of the Audit Committee.

Charles J. Brophy III was appointed Director of the Company on April 5, 2023. Mr. Brophy has also been appointed to serve as a member of the Investment Committee. Mr. Brophy joined the Board with over 30 years of experience in the insurance industry. He spent the last 23 years with HUB International, where he currently serves as the Regional President (U.S. East), and has extensive commercial and personal sales development and management experience. Prior to joining HUB International, Mr. Brophy was a Director at Bain Hogg Robinson, LLC, and began his career in commercial lines underwriting with The Travelers Insurance Company ("Travelers"). Mr. Brophy was the 2016 Massachusetts Insurance Professional of the Year and has served on various advisory councils for The Hartford Insurance Group, Arbella Mutual Insurance, The Hanover Insurance Group, and Travelers. He is also a member at the Insurance Library Association of Boston.

The Company has adopted a Code of Business Conduct and Ethics ("Code of Ethics") that applies to all employees, including executive officers, and to directors. The Code of Ethics is available on the About Us, Investor Information page of the Company's website at www.safetyinsurance.com. If the Company ever were to amend or waive any provision of its Code of Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, the Company intends to satisfy its disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on its website set forth above rather than by filing a Current Report on Form 8-K.

ITEM 1A.   RISK FACTORS

An investment in our common stock involves a number of risks. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition, and a corresponding decline in the market price of our common stock.

We operate in a heavily regulated industry and are subject to regulations and laws in various jurisdictions:

We are subject to comprehensive government regulation and our ability to earn profits may be restricted by these regulations.

General Regulation.   We are subject to regulation by the state insurance department of each state in which we do business. In each jurisdiction, we must comply with various laws and regulations, including those involving:

- approval or filing of premium rates and policy forms;
- limitation of the right to cancel or non-renew policies in some lines;
- requirements to participate in residual markets;
- licensing of insurers and agents; and
- regulation of the right to withdraw from markets or terminate involvement with agencies;

We also are subject to enhanced regulation by our domestic regulator, the Division, from which we must obtain prior approval for certain corporate actions. Among other things, we must comply with laws and regulations governing:

- transactions between an insurance company and any of its affiliates;
- the payment of dividends;
- the acquisition of an insurance company or of any company controlling an insurance company;
- solvency standards;
- minimum amounts of capital and surplus which must be maintained;
- limitations on types and amounts of investments;
- restrictions on the size of risks which may be insured by a single company;
- deposits of securities for the benefit of policyholders; and
- reporting with respect to financial condition.

In addition, insurance department examiners from Massachusetts perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than security holders.

Massachusetts, New Hampshire and Maine require that all licensed property and casualty insurers bear a portion of the losses suffered by some insureds as a result of impaired or insolvent insurance companies by participating in each state's insolvency fund. Members of the state's insolvency fund are assessed a proportionate share of the obligations and expenses of the fund in connection with an insolvent insurer. These assessments are made by the fund to cover the cost of paying eligible claims of policyholders of these insolvent insurers. Similarly, assessments are made by each state's commercial automobile insurance residual market mechanism to recover the shares of net losses that would have been assessed to the insolvent companies but for their insolvencies. In addition, Massachusetts has established an underwriting association in order to ensure that property insurance is available for owners of high risk property who are not able to obtain insurance from private insurers. The losses of this underwriting association, the Massachusetts Property Insurance Underwriting Association, are shared by all insurers that write property and casualty insurance in Massachusetts. We are assessed from time to time to pay these losses. The effect of these assessments could reduce our profitability in any given period and limit our ability to grow our business.

Because we are unable to predict with certainty changes in the political, economic or regulatory environments of the states in which we operate in the future, there can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that new restrictive laws will not be enacted and, therefore, it is not possible to predict the potential effects of these laws and regulations on us.

There are anti-takeover provisions contained in our organizational documents and in laws of the State of Delaware and the Commonwealth of Massachusetts that could impede an attempt to replace or remove our management or prevent the sale of our company, which could diminish the value of our common stock.

Our certificate of incorporation, bylaws and the laws of Delaware contain provisions that may delay, deter or prevent a takeover attempt that shareholders might consider in their best interests. For example, our organizational documents provide for a classified board of directors with staggered terms and provide for the filling of vacancies on our board of directors by the vote of a majority of the directors then in office. These provisions will render the removal of the incumbent board of directors or management more difficult. In addition, these provisions may prevent shareholders from receiving the benefit of any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

The Massachusetts insurance law prohibits any person from acquiring control of us, and thus indirect control of the Insurance Subsidiaries, without the prior approval of the Commissioner. That law presumes that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10.0% or more of our outstanding voting stock. Even persons who do not acquire beneficial ownership of more than 10.0% of the outstanding shares of our common stock may be deemed to have acquired such control if the Commissioner determines that such control exists in fact. Therefore, any person seeking to acquire a controlling interest in us would face regulatory obstacles which could delay, deter or prevent an acquisition that shareholders might consider in their best interests.

Section 203 of the General Corporation Law of Delaware, the jurisdiction in which the Company is organized, may affect the ability of an "interested stockholder" to engage in certain business combinations including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an interested stockholder. An interested stockholder is defined to include persons owning directly or indirectly 15.0% or more of the outstanding voting stock of the corporation.

Our private passenger automobile business is concentrated in in New England:

With a concentration of private passenger automobile insurance, our business may be adversely affected by conditions in this industry.

Approximately 55.8% of our direct written premiums for the year ended December 31, 2024 were generated from private passenger automobile insurance policies. As a result of our focus on that line of business, negative developments in the economic, competitive or regulatory conditions affecting the private passenger automobile insurance industry could have a material adverse effect on our results of operations and financial condition. In addition, these developments would have a disproportionate effect on us, compared to insurers which conduct operations in multiple business lines.

Because we write insurance principally in Massachusetts, our business may be adversely affected by conditions in Massachusetts, including the impact of additional competitors.

Almost all of our direct written premiums are currently generated in Massachusetts. Our revenues and profitability are therefore subject to prevailing regulatory, economic, demographic, competitive and other conditions in Massachusetts. Changes in any of these conditions could make it more costly or difficult for us to conduct our business. The Massachusetts market has seen an increased level of competition, particularly in the private passenger automobile insurance line, due to prior changes in regulatory conditions. To date, we have not had a significant decrease in our private passenger automobile insurance business. However, further competition and adverse results could include loss of market share, decreased revenue, and/or increased costs.

As writers of property insurance, our Insurance Subsidiaries are exposed to potential losses related to severe weather:

We have exposure to claims related to severe weather conditions, which may result in an increase in claims frequency and severity.

We are subject to claims arising out of severe weather conditions, such as rainstorms, snowstorms and ice storms, that may have a significant effect on our results of operations and financial condition. The incidence and severity of weather conditions are inherently unpredictable. There is generally an increase in claims frequency and severity under the private passenger automobile insurance we write when severe weather occurs because a higher incidence of vehicular accidents and other insured losses tend to occur as a result of severe weather conditions. In addition, we have exposure to an increase in claims frequency and severity under the homeowners and other property insurance we write because property damage may result from severe weather conditions.

Because some of our insureds live near the Massachusetts coastline, we also have a potential exposure to losses from hurricanes and major coastal storms such as Nor'easters. Although we purchase catastrophe reinsurance to limit our exposure to natural catastrophes, in the event of a major catastrophe resulting in property losses to us in excess of $690,000 our losses would exceed the limits of this reinsurance in addition to losses from our co-participation retention of a portion of the risk up to $690,000.

Climate change and increasing climate change regulation may adversely impact our results of operations.

There are concerns that the increase in weather-related catastrophes and other losses incurred by the industry in recent years may be indicative of changing weather patterns. This change in weather patterns could lead to higher overall losses and higher reinsurance costs. Changes in climate conditions may also cause our underlying modeling data to not adequately reflect frequency and severity, limiting our ability to effectively evaluate and manage risks of catastrophes and severe weather events. Among other impacts, this could result in not charging enough premiums or not obtaining timely state approvals for rate increases to cover the risks we insure. Climate change could also have an impact on issuers of securities in which we invest, resulting in realized and unrealized losses in future periods which could have a material adverse impact on our results of operations and/or financial position.

We are also subject to complex and changing laws and regulations relating to climate change which are difficult to predict and quantify and may have an adverse impact on our business. Changes in regulations relating to climate change or our own management decisions implemented as a result of assessing the impact of climate change on our business may result in an increase in the cost of doing business.

We are subject to economic and underwriting market conditions:

The impact of inflation and supply chain delays may increase loss severity.

Economic and market conditions outside of our control, such as inflation and supply chain issues, may adversely impact our underwriting profitability. Inflation in recent periods has significantly increased our loss costs across all lines of business, especially private passenger automobile. Inflation higher than the levels that the Company anticipates could continue to negatively impact our loss costs in future periods. In addition to the impact of inflation on reserves, on a going forward basis, we may not be able to offset the impact of inflation on our loss costs with sufficient price increases.

We operate in the highly competitive property and casualty insurance industry:

If we are not able to attract and retain independent agents, it could adversely affect our business.

We market our insurance solely through independent agents. We must compete with other insurance carriers for the business of independent agents. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions. While we believe that the commissions and services we provide to our agents are competitive with other insurers, changes in commissions, services or products offered by our competitors could make it harder for us to attract and retain independent agents to sell our insurance products.

Established competitors with greater resources may make it difficult for us to market our products effectively and offer our products at a profit.

The property and casualty insurance business is highly competitive and many of our competitors have substantially greater financial and other resources than we do. We compete with both large national writers and smaller regional companies. Further, our competitors include other companies which, like us, serve the independent agency market, as well as companies which sell insurance directly to customers. Direct writers may have certain competitive advantages over agency writers, including increased name recognition, loyalty of the customer base to the insurer rather than to an independent agency and, potentially, lower cost structures. A material reduction in the amount of business independent agents sell would directly and negatively affect our profitability and our ability to compete with insurers that do not rely solely on the independent agency market to sell their products. Further, our Company and others compete on the basis of the commissions and other cash and non-cash incentives provided to agents. Although a number of national insurers that are much larger than we are do not currently compete in a material way in the Massachusetts personal auto market, if one or more of these companies decided to aggressively enter the market it could reduce our share of the Massachusetts market and thereby have a material adverse effect on us. These companies include some that would be able to sustain significant losses in order to acquire market share, as well as others which use distribution methods that compete with the independent agent channel. Progressive Corporation, GEICO and Allstate, large insurers that market directly to policyholders rather than through agents, along with other carriers have entered the Massachusetts private passenger automobile insurance market.

We may enter new markets and there can be no assurance that our diversification strategy will be effective.

Although we intend to concentrate on our core businesses in Massachusetts, New Hampshire, and Maine, we also may seek to take advantage of prudent opportunities to expand our core businesses into other states where we believe the independent agent distribution channel is strong. As a result of a number of factors, including the difficulties of finding appropriate expansion opportunities and the challenges of operating in an unfamiliar market, we may not be successful in this diversification. Additionally, in order to carry out any such strategy we would need to obtain the appropriate licenses from the insurance regulatory authority of any such state.

The success of our business is subject to operational risks:

We may not be able to successfully alleviate risk through reinsurance arrangements which could cause us to reduce our premiums written in certain lines or could result in losses.

In order to reduce risk, to increase our underwriting capacity, and mitigate the volatility of losses on our financial condition and operations, we purchase reinsurance. The availability and the cost of reinsurance protection are subject to market conditions, which are outside of our control. As a result, we may not be able to successfully alleviate risk through these arrangements. For example, if reinsurance capacity for homeowner's risks were reduced as a result of terrorist attacks, climate change or other causes, we might seek to reduce the amount of homeowners business we write. As a result, the Company may not be able to successfully purchase reinsurance and transfer a portion of the Company's risk through reinsurance arrangements. In addition, we are subject to credit risk with respect to our reinsurance because the ceding of risk to reinsurers does not relieve us of our liability to our policyholders. A significant reinsurer's insolvency or inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on our results of operations or financial condition.

As a holding company, Safety Insurance Group, Inc. is dependent on the results of operations of the Safety Insurance Company.

Safety Insurance Group, Inc. is a company and a legal entity separate and distinct from Safety Insurance Company, our principal operating subsidiary. As a holding company without significant operations of its own, the principal sources of Safety Insurance Group, Inc.'s funds are dividends and other distributions from Safety Insurance Company. Our rights to participate in any distribution of assets of Safety Insurance Company are subject to prior claims of policyholders, creditors and preferred shareholders, if any, of Safety Insurance Company (except to the extent that our rights, if any, as a creditor are recognized). Consequently, our ability to pay debts, expenses and cash dividends to our shareholders may be limited. The ability of Safety Insurance Company to pay dividends is subject to limits under Massachusetts insurance law. Further, the ability of Safety Insurance Group, Inc. to pay dividends, and our subsidiaries' ability to incur indebtedness or to use the proceeds of equity offerings, will be subject to limits under our revolving credit facility.

Our failure to maintain a commercially acceptable financial strength rating would significantly and negatively affect our ability to implement our business strategy successfully.

A.M. Best has currently assigned Safety Insurance an "A (Excellent)" rating. An "A" rating is A.M. Best's third highest rating, out of 13 possible rating classifications for solvent companies. An "A" rating is assigned to insurers that in A.M. Best's opinion have an excellent ability to meet their ongoing obligations to policyholders. Moreover, an "A" rating is assigned to companies that have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell, or hold securities. An important factor in an insurer's ability to compete effectively is its A.M. Best rating. Our A.M. Best rating is lower than those of some of our competitors. Any future decrease in our rating could affect our competitive position.

Our losses and loss adjustment expenses may exceed our reserves, which could significantly affect our business.

The reserves for losses and loss adjustment expenses that we have established are estimates of amounts needed to pay reported and unreported claims and related expenses based on facts and circumstances known to us as of the time we established the reserves. Reserves are based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process. If our reserves are inadequate and are strengthened, we would have to treat the amount of such increase as a charge to our earnings in the period that the deficiency is recognized. As a result of these factors, there can be no assurance that our ultimate liability will not materially exceed our reserves and have a negative effect on our results of operations or financial condition.

Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in our reserves for claims and policy expenses. The historic development of reserves for losses and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information.

If we lose key personnel, our ability to implement our business strategy could be delayed or hindered.

The loss of key personnel could prevent us from fully implementing our business strategy and could significantly and negatively affect our financial condition or results of operations. As we continue to grow, we will need to recruit and retain additional qualified management personnel, and our ability to do so will depend upon a number of factors, such as our results of operations and prospects and the level of competition then prevailing in the market for qualified personnel.

Acquisitions may not produce the anticipated benefits and may result in unintended consequences, which could have a material adverse impact on our financial condition or results of operations.

We may not be able to successfully integrate acquired businesses or achieve the expected synergies as a result of such acquisitions. The process of integrating an acquired business can be complex and costly and may create unforeseen operating difficulties that could result in the business performing differently than we expected, including through the loss of customers or in our failure to realize anticipated increased revenue growth or expense-related efficiencies.

If our agency business does not perform well, we may be required to recognize an impairment of our goodwill.

Goodwill represents the excess of the amounts we paid to acquire businesses over the fair value of their net assets at the date of acquisition. We test goodwill at least annually for impairment. Impairment testing is performed based upon estimates of the fair value of the "reporting unit" to which the goodwill relates. The fair value of the reporting unit could decrease if new business, customer retention, profitability or other drivers of performance differ from expectations. If it is determined that the goodwill has been impaired, we must write down the goodwill by the amount of the impairment, with a corresponding charge to net income (loss). These write downs could have a material adverse effect on our results of operations or financial condition.

Future sales of shares of our common stock by our existing shareholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

Investors currently known to be the beneficial owners of greater than 5.0% of our outstanding common stock hold approximately 45.3% of the common stock of Safety Insurance Group, Inc. on a fully diluted basis. No prediction can be made as to the effect, if any, that future sales of shares by our existing shareholders, or the availability of shares for future sale, will have on the prevailing market price of our common stock from time to time. Sales of substantial amounts of our common stock in the public market by our existing shareholders, or the possibility or perception that such sales could occur, could cause the prevailing market prices for our common stock to decrease. If such sales reduce the market price of our common stock, our ability to raise additional capital in the equity markets may be adversely affected.

A proxy contest with an activist shareholder could cause us to incur significant costs, divert management's attention and resources, and have an adverse effect on our business

Activist shareholders may engage in proxy solicitations, advance shareholder proposals or director nominations or otherwise attempt to affect changes or acquire control over us. Responding to these actions can be costly and time-consuming and divert the attention of our Board and management from the management of our operations and the pursuit of our business strategies, particularly if such activist shareholders advocate for actions that are not supported by other shareholders, our Board or management. In addition, perceived uncertainties as to our future direction may result in the loss of potential business opportunities, damage to our reputation and may make it more difficult to attract and retain qualified directors, personnel and business partners. These actions could also cause our stock price to experience periods of volatility.

We are subject to technology, cybersecurity and privacy risks:

Our business depends on the uninterrupted operation of our systems and business functions, including our information technology, telecommunications and other business systems. Our business continuity and disaster recovery plans may not sufficiently address all contingencies.

Our business is highly dependent upon our ability to execute, in an efficient and uninterrupted fashion, necessary business functions, such as processing new and renewal business, providing customer service, and processing and paying claims. A shut-down of or inability to access our facility, a power outage, or a failure of one or more of our information technology, telecommunications or other systems could significantly impair our ability to perform such functions on a timely basis. If sustained or repeated, such a business interruption, systems failure or service denial could result in a deterioration in the level of service we provide to our agents and policyholders. We have established a business continuity plan in an effort to ensure the continuation of core business operations in the event that normal business operations could not be performed due to a catastrophic event. While we continue to test and assess our business continuity plan to ensure it meets the needs of our core business operations and addresses multiple business interruption events, there is no assurance that core business operations could be performed upon the occurrence of such an event, which may result in a material adverse effect on our financial position or results of operations.

We outsource certain business and administrative functions to third parties and may do so increasingly in the future. If we fail to develop and implement our outsourcing strategies or our third-party providers fail to perform as anticipated, we may experience operational difficulties, increased costs and a loss of business that may have a material adverse effect on our results of operations or financial condition.

Our business could be materially and adversely affected by a security breach or other attack involving our computer systems or the systems of one or more of our agents and vendors.

Our highly automated and networked organization is subject to cyber-terrorism and a variety of other cyber-security threats. These threats come in a variety of forms, such as viruses and malicious software. Such threats can be difficult to prevent or detect, and if experienced, could interrupt or damage our operations, harm our reputation or have a material effect on our operations. Our technology and telecommunications systems are highly integrated and connected with other networks. Cyber-attacks involving these systems could be carried out remotely and from multiple sources and could interrupt, damage or otherwise adversely affect the operations of these critical systems. Cyber-attacks could result in the modification or theft of data, the distribution of false information or the denial of service to users. The risks of cyber-attacks could be exacerbated by geopolitical tensions, including hostile actions taken by nation-states and terrorist organizations. We obtain, utilize and maintain data concerning individuals and organizations with which we have a business relationship. Threats to data security can emerge from a variety of sources and change in rapid fashion, resulting in the ongoing need to expend resources to secure our data in accordance with customer expectations and statutory and regulatory requirements.

Our businesses must comply with regulations to control the privacy of customer, employee and third-party data, and state, federal and international regulations regarding data privacy, are becoming increasingly more onerous. A misuse or mishandling of confidential or proprietary information could result in legal liability, regulatory action and reputational harm. We could be subject to liability if confidential customer information is misappropriated from our technology systems. Despite the implementation of security measures, these systems may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any well-publicized compromise of security could deter people from entering into transactions that involve transmitting confidential information to our systems, which could have a material adverse effect on our business and reputation. We rely on services and products provided by many vendors. In the event that one or more of our vendors fails to protect personal information of our customers, claimants or employees, we may incur operational impairments, or could be exposed to litigation, compliance costs or reputational damage. We maintain cyber-liability insurance coverage to offset certain potential losses, subject to policy limits, such as liability to others, costs of related crisis management, data extortion, applicable forensics and certain regulatory defense costs, fines and penalties.

While, to date, we are not aware of having experienced a material breach of our cyber security systems, administrative, internal accounting and technical controls as well as other preventive actions may be insufficient to prevent physical and electronic break-ins, denial of service, cyber-attacks, business email compromises, ransomware or other security breaches to our systems or those of third parties with whom we do business.

We believe that we have established and implemented appropriate security measures to provide reasonable assurance that our information technology systems are secure and appropriate controls and procedures to enable us to identify and respond to unauthorized access to such systems. While we have not experienced material cyber-incidents to date, the occurrence and effects of cyber-incidents may remain undetected for an extended period. We periodically engage third parties to evaluate and test the adequacy of our security measures, controls and procedures. Despite these security measures, controls and procedures, disruptions to and breaches of our information technology systems are possible.

We invest in securities which are subject to market risk:

Market fluctuations and changes in interest rates can have significant and negative effects on our investment portfolio.

Our results of operations depend in part on the performance of our invested assets. As of December 31, 2024, based upon fair value measurement, 73.8% of our investment portfolio was invested in fixed maturity securities, 14.6% in equity securities, 10.3% in other invested assets, and 1.3% in short term investments. Certain risks are inherent in connection with debt securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Changes in interest rates affect the carrying value of our fixed maturity investments and returns on our fixed maturity investments. A decline in interest rates reduces the returns available on new fixed maturity investments (including those purchases to re-invest maturities from the existing portfolio), thereby negatively impacting our net investment income on a going-forward basis, while rising interest rates reduce the market value of existing fixed maturity investments, thereby negatively impacting our book value.

We have a significant investment portfolio and adverse capital market conditions, including but not limited to volatility and credit spread changes, will impact the liquidity and value of our investments, potentially resulting in higher realized or unrealized losses. Values of our investments can also be impacted by reductions in price transparency and changes in investor confidence and preferences, potentially resulting in higher realized or unrealized losses. If the carrying value of our investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of our investments, which could materially harm our results of operations or financial condition.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

As of the date of this report, the Company had no unresolved comments from the Commission staff regarding its periodic or current reports under the Exchange Act.

ITEM 1C.   CYBERSECURITY

The Company has implemented a cybersecurity program that oversees, assesses, and manages its cybersecurity risks. As a component of the Company's formal enterprise risk management program, whose goal is to support the business objectives and strategy, the cybersecurity program leverages multiple security measures to protect the integrity of the Company's information assets. The program's strategy aligns to the National Institute of Standards and

Technology Cybersecurity Control Framework, where controls are implemented throughout our environment to achieve five categorical objectives of a cybersecurity program, including identification, protection, detection, response, and recovery.

Our cybersecurity program is regularly assessed to ensure it meets the ever-changing cyber risk environment. This is accomplished via monthly risk assessment meetings performed by our technical cybersecurity committee, periodic risk assessments and audits performed by internal audit, and cyber tests and assessments performed by contracted consultants.

Our cybersecurity program includes several methods to protect against intrusion by a bad actor, including such techniques as reputational filtering, anti-virus scans, intrusion prevention, multi-factor authentication, and account isolation among others. We also use numerous approaches to detect ransomware and other cyber-attacks, including among others, dark web searches, email sandboxing, endpoint detection, and intrusion detection. The Company continuously monitors and enhances its program to respond to evolving cyber threats and changes in the regulatory environment.

To ensure the effectiveness of the cybersecurity program, we have implemented various assurance methods including ongoing internal audit control reviews, external reviews by third-party consultants including penetration testing, and cyber incident response team exercises. Ongoing monitoring of our systems and security metric reviews are in place to manage external threats. Our cyber monitoring and supporting metrics include such areas as intrusion detection, phishing attempts, cyber training results, and patch management vulnerabilities. Additionally, the Company collaborates with industry associations, government authorities, peers, and external advisors to monitor the threat environment to ensure no gaps exist in our security practices.

A third-party risk management program is in place ensuring those risks associated with our use of vendors to support our business objectives and strategic initiatives are properly understood and mitigated. Through management's oversight, third-party assessments of vendor's information security practices and protocols, including their readiness to protect against and respond to cybersecurity breaches are performed. Third-party service providers are categorized into tiers in consideration of the risk of a vendor's activities. Vendor due diligence questionnaires are issued seeking to understand a service provider's cyber and information security control environment, as well as their resiliency in the event of an intrusion to their systems. Formalized vendor incident response procedures are in place that support the activities required should a cyber event occur.

We continue to improve our ability to defend against, respond to, and recover from ransomware and other cyber events; enhance application cybersecurity capabilities, including defenses against fraud attacks; and to ensure security capabilities are built into new cloud-based platforms that we adopt. We are also required to maintain strong cyber defense protocols in the states where we are authorized or licensed to write business. We monitor the status of new cybersecurity regulations, including notification requirements.

To the best knowledge of management, no risks from cybersecurity threats have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Our Board is ultimately responsible for the oversight of risk management strategy, business plan and management of financial resources. As part of these responsibilities, the Board is apprised, annually and as needed, of developments in the external environment and business strategies that present increased cyber risk exposure to the Company. On a weekly basis, The Vice President of Management Information Services ("VP of MIS") meets with the Chairman of the Board of Directors, President and Chief Executive Officer ("Chairman, President and CEO"), to discuss developments with the Company's IT environment, including its cybersecurity program. The Chairman, President and CEO would then inform the Board of those developments, as needed. The Board has delegated oversight of cybersecurity risk management to the Audit Committee of the Board of Directors.

The Audit Committee meets on a quarterly basis. A set agenda of risk matters includes detailed updates of the Company's preparedness and significant cybersecurity activities. The topics covered by these updates have included discussions of policies and procedures to prevent, detect and respond to cybersecurity incidents, modifications to on-line platforms, and the use of cloud-based applications. Lessons learned from cybersecurity incidents and the internal and external testing of our cyber defenses are provided quarterly. The Board is also provided with an annual cybersecurity technology risk and control update.

A management level risk committee exists and oversees the management of the Company's highest-level risks, including cybersecurity. This committee consists of representatives from the Risk, Financial, Underwriting, Information Technology and Legal Departments. The Risk Committee, as supported by the Cybersecurity Committee, is responsible for keeping the audit committee apprised of the Company's cybersecurity preparedness and cyber incidents. The Cybersecurity Committee oversees and ensures the Company's cyber-related controls are sufficient to protect the Company's information and proprietary assets, in accordance with the acceptable risk policies and risk tolerances.

The VP of MIS has expertise assessing and managing cybersecurity risks, and is a member of both the Risk Committee and Cybersecurity Committee. He has served in his current role since 2014 and has held several senior-level information technology roles in his 32-year tenure with the Company. In his various roles, he has been responsible for providing senior leadership in the areas of information security, IT governance risk & compliance, business continuity, and disaster recovery.

ITEM 2. PROPERTIES

We conduct most of our operations in approximately 72 thousand square feet of leased space at 20 Custom House Street in downtown Boston, Massachusetts. Our lease will expire on December 31, 2028. This real estate space was remodeled in 2018 and included capital expenditures to update lighting as well as heating, ventilation and air condition systems with state of the art and environmentally focused technologies.

ITEM 3. LEGAL PROCEEDINGS

Our Insurance Subsidiaries are parties to a number of lawsuits arising in the ordinary course of their insurance business. We believe that the ultimate resolution of these lawsuits will not, individually or in the aggregate, have a material adverse effect on our financial condition.

On October 19, 2021, the Supreme Judicial Court of Massachusetts (the "SJC") unanimously ruled that property and casualty insurers must compensate third-party claimants under property damage coverage, part 4 of the standard Massachusetts automobile insurance policy, 2008 edition (standard policy), for the inherent diminished value ("IDV") that occurs when their vehicles are damaged in a crash. This ruling overturned a previous decision by the Massachusetts Superior Court (the "Superior Court"), which found that a Massachusetts auto insurance policy did not provide property damage coverage for inherent diminished value damages for third-party claimants. The SJC placed the burden of proof on the individual claimant by explicitly specifying that the claimant must establish that the vehicle has suffered IDV damages and also the amount of IDV damages at issue. The SJC further ruled that an insurer's previous denial of coverage for such damages could not serve as the basis for a claim of unfair business practices. On June 20, 2023, the Superior Court denied a motion brought by the plaintiffs seeking class certification. The plaintiffs had filed a motion to amend the complaint, seeking to address the concerns raised by the Superior Court in denying their motion for class certification, which Safety had opposed. The motion was denied, thus at this point, there will not be a renewed motion for class certification. Safety has not accrued for a specific loss contingency.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

PART II.

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of February 14, 2025, there were 7 holders of record of the Company's common stock, par value $0.01 per share, and we estimate another 19,346 held in "Street Name."

The closing price of the Company's common stock on February 14, 2025 was $77.96 per share. The Company's common stock trades on the NASDAQ stock exchange under the symbol SAFT.

During 2024 and 2023, the Company's Board declared four quarterly cash dividends to shareholders, which were paid and accrued in the amounts of $53,166 and $52,992, respectively. On February 25, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.90 per share to shareholders of record on March 3, 2025 payable on March 14, 2025. The Company plans to continue to declare and pay quarterly cash dividends in 2025, depending on the Company's financial position and the regularity of its cash flows.

The Company relies on dividends from its Insurance Subsidiaries for a portion of its cash requirements. The payment by the Company of any cash dividends to the holders of common stock therefore depends on the receipt of dividend payments from its Insurance Subsidiaries. The payment of dividends by the Insurance Subsidiaries is subject to limitations imposed by Massachusetts law, as discussed in Item 1—Business, Supervision and Regulation, *Insurance Regulation Concerning Dividends*, and also in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources.

The information called for by Item 201 (d) of Regulation S-K regarding securities authorized for issuance under equity compensation plans will be contained in the Company's Proxy Statement for its Annual Meeting of Shareholders, which the Company intends to file with the U.S. Securities and Exchange Commission within 120 days after December 31, 2024 (the Company's fiscal year end), and such information is incorporated herein by reference.

For information regarding our share repurchase program, refer to Item 8—Financial Statements and Supplementary Data, Note 14, Share Repurchase Program, of this Form 10-K.

COMMON STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the dollar change in the cumulative total shareholder return on the Company's Common Stock, for the period beginning on December 31, 2019 and ending on December 31, 2024 with the cumulative total return of the NASDAQ Stock Market Index and a peer group comprised of seven selected property & casualty insurance companies over the same period. The peer group consists of Donegal Group, Inc., Erie Indemnity Company, Horace Mann Educators Corporation, The Hanover Insurance Group, Inc., Mercury General Corp., Selective Insurance Group, Inc., and United Fire Group. Note that this peer group has changed from prior years due to acquisition activity. The graph shows the change in value of an initial one-hundred-dollar investment over the period indicated, assuming re-investment of all dividends.

**Comparative Cumulative Total Returns since December 31, 2019 Among
Safety Insurance Group, Inc.,
Property & Casualty Insurance Peer Group and the NASDAQ Stock Market Index**



	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Safety Insurance Group, Inc.	$100	$104	$118	$122	$115	$104
Property & Casualty Insurance Peer Group	$100	$119	$93	$99	$112	$103
NASDAQ Stock Market Index	$100	$99	$128	$137	$154	$196

The foregoing performance graph and data shall not be deemed "filed" as part of this Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section and should not be deemed incorporated by reference into any other filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference into such filing.

ISSUER PURCHASES OF EQUITY SECURITIES

On February 23, 2022, the Board of Directors approved an additional share repurchase of up to $50,000 of the Company's outstanding common shares. The Board of Directors has cumulatively authorized increases to the existing share repurchase program of up to $200,000 of its outstanding common shares. Under the program, the Company may repurchase shares of its common stock for cash in public or private transactions, in the open market or otherwise. The timing of such repurchases and actual number of shares repurchased will depend on a variety of factors including price, market conditions and applicable regulatory and corporate requirements. The program does not require the Company to repurchase any specific number of shares and it may be modified, suspended or terminated at any time without prior notice. No shares were repurchased during the three months ended December 31, 2024.

Period	Total number of Shares purchase	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
October 1-31, 2024	—	—	—	703,971
November 1-30, 2024	—	—	—	703,971
December 1-31, 2024	—	—	—	703,971
Total	—	—	—	

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
*   OPERATIONS*

The following discussion should be read in conjunction with our accompanying consolidated financial statements and notes thereto, which appear elsewhere in this document. In this discussion, all dollar amounts are presented in thousands, except share and per share data.

The following discussion contains forward-looking statements. We intend statements which are not historical in nature to be, and are hereby identified as "forward-looking statements" to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, the Company's senior management may make forward-looking statements orally to analysts, investors, the media and others. This safe harbor requires that we specify important factors that could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of us. We cannot promise that our expectations in such forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. See "Forward-Looking Statements" below for specific important factors that could cause actual results to differ materially from those contained in forward-looking statements.

Executive Summary and Overview

In this discussion, "Safety" refers to Safety Insurance Group, Inc. and "our Company," "we," "us" and "our" refer to Safety Insurance Group, Inc. and its consolidated subsidiaries. Our subsidiaries consist of Safety Insurance Company ("Safety Insurance"), Safety Indemnity Insurance Company ("Safety Indemnity"), Safety Property and Casualty Insurance Company ("Safety P&C"), Safety Northeast Insurance Company ("Safety Northeast"), Safety Northeast Insurance Agency, Inc. ("SNIA"), and Safety Management Corporation ("SMC"), which is SNIA's holding company.

We are a leading provider of private passenger automobile (55.8% of our direct written premiums in 2024), commercial automobile, (15.2% of 2024 direct written premiums), and homeowners (24.3% of 2024 direct written premiums) insurance. In addition to these coverages, we offer a portfolio of other insurance products, including dwelling fire, umbrella and business owner policies (totaling 4.7% of 2024 direct written premiums). Operating exclusively in Massachusetts, New Hampshire and Maine through our insurance company subsidiaries, Safety Insurance, Safety Indemnity, Safety P&C, and Safety Northeast (together referred to as the "Insurance Subsidiaries"), we have established strong relationships with independent insurance agents, who numbered 828 in 1,079 locations throughout these three states during 2024. We have used these relationships and our extensive knowledge of the market to become the third largest private passenger automobile carrier and the second largest commercial automobile carrier in Massachusetts, capturing an approximate 9.7% and 12.9% share, respectively, of the Massachusetts private passenger and commercial automobile markets in 2024, according to statistics compiled by the Commonwealth Automobile Reinsurers ("CAR") based on automobile exposures. We are the third largest homeowners insurance carrier in Massachusetts, with a market share of 6.3% in 2023.

A.M. Best, which rates insurance companies based on factors of concern to policyholders, currently assigns Safety Insurance an "A (Excellent)" rating. Our "A" rating was reaffirmed by A.M. Best on June 18, 2024.

Our Insurance Subsidiaries began writing insurance in New Hampshire during 2008 and Maine in 2016. In November 2020, we formed a fourth insurance subsidiary, Safety Northeast, which became licensed to write insurance products in Massachusetts. The table below shows the amount of direct written premiums in each state during the years ended December 31, 2024, 2023, and 2022.

Direct Written Premiums	Years Ended December 31,					
		2024		2023		2022
Massachusetts	$	1,130,254	$	941,721	$	782,790
New Hampshire		52,095		42,762		36,519
Maine		10,708		6,741		4,009
Total	$	1,193,057	$	991,224	$	823,318

Recent Trends and Events

Direct and Net Written Premiums. For the quarter ended December 31, 2024, the Company achieved its ninth consecutive quarter of double-digit growth in direct and net written premiums. For the three months ended December 31, 2024, direct written premium growth and net written premium growth were 18.7% and 12.9%, respectively. For the year ended December 31, 2024, direct written premium growth and net written premium growth were 20.4% and 18.2%, respectively. The increase in premium is driven by new business production, improved retention, and rate increases. For the year ended December 31, 2024, the Company achieved policy count growth across all lines of business, including 10.0%, 4.5% and 8.7% in Private Passenger Automobile, Commercial Automobile and Homeowners lines, respectively, compared to the same period in 2023. Additionally, for the year ended December 31, 2024, average written premium per policy increased 14.1%, 10.7% and 8.9% in Private Passenger Automobile, Commercial Automobile and Homeowners lines, respectively, compared to the same period in 2023.

The following rate changes have been filed and approved by the insurance regulators of Massachusetts, New Hampshire and Maine in 2025, 2024 and 2023.

Line of Business	Effective Date	Rate Change
Massachusetts Private Passenger Automobile	**January 1, 2025**	**5.3%**
New Hampshire Commercial Automobile	**November 1, 2024**	**9.5%**
New Hampshire Private Passenger Automobile	**October 1, 2024**	**4.4%**
New Hampshire Homeowners	**October 1, 2024**	**7.4%**
Maine Private Passenger Automobile	**September 1, 2024**	**4.4%**
Massachusetts Homeowners	**August 1, 2024**	**5.9%**
Massachusetts Private Passenger Automobile	**July 1, 2024**	**4.8%**
Massachusetts Commercial Automobile	**May 1, 2024**	**6.3%**
New Hampshire Private Passenger Automobile	**April 1, 2024**	**3.4%**
Massachusetts Private Passenger Automobile	**January 1, 2024**	**3.5%**
New Hampshire Commercial Automobile	November 1, 2023	7.9%
New Hampshire Homeowners	October 1, 2023	6.0%
Maine Private Passenger Automobile	October 1, 2023	7.3%
New Hampshire Private Passenger Automobile	September 1, 2023	6.5%
Massachusetts Homeowners	August 1, 2023	3.9%
Massachusetts Private Passenger Automobile	July 1, 2023	4.3%
Massachusetts Commercial Automobile	May 1, 2023	4.0%

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses incurred for the three months ended December 31, 2024 increased by $20,902, or 12.1%, to $193,007 from $172,105 for the comparable 2023 period. Losses and loss adjustment expenses incurred for the year ended December 31, 2024 increased by $74,335, or 11.6%, to $716,637 from $642,302 for the comparable 2023 period. The increase in losses for the three months ended and year ended December 31, 2024 is primarily driven by larger policy counts.

Loss, expense, and combined ratios calculated under U.S. generally accepted accounting principles for the quarter ended December 31, 2024 were 71.7%, 30.2%, and 101.9%, respectively, compared to 76.1%, 30.4%, and 106.5%, respectively, for the comparable 2023 period. Loss, expense, and combined ratios calculated under U.S. generally accepted accounting principles for the year ended December 31, 2024 were 70.9%, 30.2%, and 101.1%, respectively, compared to 77.0%, 30.7%, and 107.7%, respectively, for the comparable 2023 period. The 2024 decrease in loss ratio is primarily due to the moderation of loss severity in Private Passenger Automobile, growth in earned premiums, and favorable prior year development. Additionally, the prior year loss ratio for the year ended December 31, 2023 was impacted by two severe weather events, totaling $41,178. The 2024 decrease in the expense ratios in both periods is primarily driven by the increase in net earned premium.

We define a "catastrophe" as an event that produces pre-tax losses before reinsurance in excess of $1,000 and involves multiple first-party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including high winds, winter storms, tornadoes, hailstorms, and hurricanes. The nature and level of catastrophes in any period cannot be reliably predicted.

Catastrophe losses incurred by the type of event are shown in the following table.

| Event | Years Ended December 31, | | | | | |
	2024		2023		2022	
Freeze	$	-	$	29,543	$	-
Windstorms and hailstorms	$	-	$	11,635	$	-
Total losses incurred (1)	$	-	$	41,178	$	-

(1) Total losses incurred include losses plus defense and cost containment expenses and excludes adjusting and other claims settlement expenses.

Statutory Accounting Principles

Our results are reported in accordance with generally accepted accounting principles ("GAAP"), which differ from amounts reported in accordance with statutory accounting principles ("SAP") as prescribed by insurance regulatory authorities, which in general reflect a liquidating, rather than going concern concept of accounting. Specifically, under GAAP:

- Policy acquisition costs such as commissions, premium taxes and other variable costs incurred which are directly related to the successful acquisition of a new or renewal insurance contract are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned, rather than expensed as incurred, as required by SAP.

- Certain assets are included in the consolidated balance sheets whereas, under SAP, such assets are designated as "nonadmitted assets," and charged directly against statutory surplus. These assets consist primarily of premium receivables that are outstanding over ninety days, federal deferred tax assets in excess of statutory limitations, furniture, equipment, leasehold improvements and prepaid expenses.

- Amounts related to ceded reinsurance are shown gross of ceded unearned premiums and reinsurance recoverables, rather than netted against unearned premium reserves and loss and loss adjustment expense reserves, respectively, as required by SAP.

- Fixed maturities securities, which are classified as available-for-sale, are reported at current fair values, rather than at amortized cost, or the lower of amortized cost or market, depending on the specific type of security, as required by SAP.

- The differing treatment of income and expense items results in a corresponding difference in federal income tax expense. Changes in deferred income taxes are reflected as an item of income tax benefit or expense, rather than recorded directly to surplus as regards policyholders, as required by SAP. Admittance testing may result in a charge to unassigned surplus for non-admitted portions of deferred tax assets. Under GAAP reporting, a valuation allowance may be recorded against the deferred tax asset and reflected as an expense.

Insurance Ratios

The property and casualty insurance industry uses the combined ratio as a measure of underwriting profitability. The combined ratio is the sum of the loss ratio (losses and loss adjustment expenses incurred as a percent of net earned premiums) plus the expense ratio (underwriting and other expenses as a percent of net earned premiums, calculated on a GAAP basis). The combined ratio reflects only underwriting results and does not include income from investments or finance and other service income. Underwriting profitability is subject to significant fluctuations due to competition, catastrophic events, weather, economic and social conditions, and other factors.

Our GAAP insurance ratios are presented in the following table for the periods indicated.

	Years Ended December 31,		
	2024	2023	2022
GAAP ratios:			
Loss ratio	**70.9 %**	77.0 %	64.9 %
Expense ratio	**30.2**	30.7	32.3
Combined ratio	**101.1 %**	107.7 %	97.2 %

Share-Based Compensation

On March 24, 2022, the Company's Board of Directors adopted the Amended and Restated Safety Insurance Group, Inc. 2018 Long-Term Incentive Plan (the "Amended 2018 Plan"), which was subsequently approved by our shareholders at the 2022 Annual Meeting of Shareholders. The Amended 2018 Plan increases the share pool limit by adding 350,000 common shares to the previously adopted Safety Insurance Group, Inc. 2018 Long-Term Incentive Plan. The Amended 2018 Plan enables the grant of stock awards, performance shares, cash-based performance units, other stock-based awards, stock options, stock appreciation rights, and stock unit awards, each of which may be granted separately or in tandem with other awards. Eligibility to participate includes officers, directors, employees and other individuals who provide bona fide services to the Company. The Amended 2018 Plan supersedes the Company's 2002 Management Omnibus Incentive Plan ("the 2002 Incentive Plan").

The Amended 2018 Plan establishes a pool of 700,000 shares of common stock available for issuance to our employees and other eligible participants. The Board of Directors and the Compensation Committee intend to issue awards under the Amended 2018 Plan in the future.

The maximum number of shares of common stock between both the 2018 Amended Plan and 2002 Incentive Plan with respect to which awards may be granted is 3,200,000. No further grants will be allowed under the 2002 Incentive Plan. At December 31, 2024, there were 364,912 shares available for future grant. Grants outstanding under the plans as of December 31, 2024, were comprised of 136,754 restricted shares.

Grants made under the Incentive Plan during the years 2022 through 2024 were as follows.

Type of Equity Awarded	Effective Date	Number of Awards Granted	Fair Value per Share (1)	Vesting Terms
RS - Service	February 23, 2022	31,864	$ 84.98	3 years, 30%-30%-40%
RS - Performance	February 23, 2022	26,037	$ 84.98	3 years, cliff vesting (3)
RS	February 23, 2022	5,000	$ 84.98	No vesting period (2)
RS	March 24, 2022	2,000	$ 89.63	No vesting period (2)
RS - Performance	February 23, 2022	5,791	$ 84.98	No vesting period (4)
RS - Service	February 23, 2023	33,101	$ 80.24	3 years, 30%-30%-40%
RS - Performance	February 23, 2023	25,990	$ 80.24	3 years, cliff vesting (3)
RS - Performance	February 23, 2023	4,703	$ 80.24	3 years, cliff vesting (4)
RS	February 23, 2023	6,000	$ 80.24	No vesting period (2)
RS	May 17, 2023	1,000	$ 71.78	No vesting period (2)
RS - Service	**February 27, 2024**	**31,221**	**$ 85.61**	**3 years, 30%-30%-40%**
RS - Performance	**February 27, 2024**	**25,390**	**$ 85.61**	**3 years, cliff vesting (3)**
RS	**February 27, 2024**	**7,000**	**$ 85.61**	**No vesting period (2)**
RS - Service	**July 01, 2024**	**1,196**	**$ 75.24**	**3 years, 30%-30%-40%**
RS - Service	**September 03, 2024**	**314**	**$ 86.00**	**3 years, 30%-30%-40%**
RS - Performance	**July 01, 2024**	**1,327**	**$ 75.24**	**3 years, cliff vesting (3)**
RS - Performance	**September 03, 2024**	**365**	**$ 86.00**	**3 years, cliff vesting (3)**

(1) The fair value per share of the restricted stock grant is equal to the closing price of our common stock on the grant date.

(2) Board of Director members must maintain stock ownership equal to at least four times their annual cash retainer. This requirement must be met within five years of becoming a director.

(3) The shares represent performance-based restricted shares award. Vesting of these shares is dependent upon the attainment of pre-established performance objectives, and any difference between shares granted and shares earned at the end of the performance period will be reported at the conclusion of the performance period.

(4) The shares represent a true-up of previously awarded performance-based restricted share awards. The updated shares were calculated based on the attainment of pre-established performance objectives and granted under the Amended 2018 Plan.

Reinsurance

We reinsure with other insurance companies a portion of our potential liability under the policies we have underwritten, thereby protecting us against an unexpectedly large loss or a catastrophic occurrence that could produce large losses, primarily in our homeowners line of business. We use various software products to measure our exposure to catastrophe losses and the probable maximum loss to us for catastrophe losses such as hurricanes. The reinsurance market has seen from the various software modelers, increases in the estimate of damage from hurricanes in the southern and northeast portions of the United States due to revised estimations of increased hurricane activity and increases in the estimation of demand surge in the periods following a significant event. We continue to manage and model our exposure and adjust our reinsurance programs as a result of the changes to the models. As of January 1, 2024, we purchased three layers of excess catastrophe reinsurance providing $615,000 of coverage for property losses in excess of $75,000 up to a maximum of $690,000. Our reinsurers' co-participation is 80.0% of $75,000 for the 1st layer, 80.0% of $250,000 for the 2nd layer, and 80.0% of $290,000 for the 3rd layer. As a result of the changes to the models, our catastrophe reinsurance in 2024 protects us in the event of a "121-year storm" (that is, a storm of a severity expected to occur once in a 121-year period). Most of our reinsurers have an A.M. Best rating of "A+" (Superior) or "A" (Excellent).

We are a participant in CAR, a state-established body that runs the residual market reinsurance programs for commercial automobile insurance in Massachusetts under which premiums, expenses, losses and loss adjustment expenses on ceded business are shared by all insurers writing commercial automobile insurance in Massachusetts.

We also had $168,538 due from CAR comprising of loss and loss adjustment expense reserves, unearned premiums and reinsurance recoverables.

Non-GAAP Measures

Management has included certain non-generally accepted accounting principles ("non-GAAP") financial measures in presenting the Company's results. Management believes that these non-GAAP measures better explain the

Company's results of operations and allow for a more complete understanding of the underlying trends in the Company's business. These measures should not be viewed as a substitute for those determined in accordance with GAAP. In addition, our definitions of these items may not be comparable to the definitions used by other companies.

Non-GAAP operating income and non-GAAP operating income per diluted share consist of our GAAP net income adjusted by the net realized gains on investments, net impairment losses on investments, changes in net unrealized gains on equity securities, credit loss benefit (expense) and taxes related thereto. Net income and earnings per diluted share are the GAAP financial measures that are most directly comparable to non-GAAP operating income and non-GAAP operating income per diluted share, respectively. A reconciliation of the GAAP financial measures to these non-GAAP measures is included in the financial highlights below.

Results of Operations

The following table shows certain of our selected financial results.

	Years Ended December 31,		
	2024	2023	2022
Direct written premiums	$ 1,193,057	$ 991,224	$ 823,318
Net written premiums	$ 1,093,405	$ 925,295	$ 773,735
Net earned premiums	$ 1,010,704	$ 834,414	$ 758,505
Net investment income	55,720	56,377	46,725
Earnings from partnership investments	10,271	5,540	12,484
Net realized gains on investments	7,720	1,327	9,190
Change in net unrealized gains on equity securities	3,951	7,502	(44,386)
Credit loss benefit (expense)	9	(530)	14
Commission income	7,942	6,932	566
Finance and other service income	23,700	19,394	14,461
Total revenue	1,120,017	930,956	797,559
Losses and loss adjustment expenses	716,637	642,302	491,979
Underwriting, operating and related expenses	305,322	256,580	245,145
Other expense	7,683	6,836	330
Interest expense	509	818	524
Total expenses	1,030,151	906,536	737,978
Income before income taxes	89,866	24,420	59,581
Income tax expense	19,132	5,545	13,020
Net income	$ 70,734	$ 18,875	$ 46,561
Earnings per weighted average common share:			
Basic	$ 4.79	$ 1.28	$ 3.17
Diluted	$ 4.78	$ 1.28	$ 3.15
Cash dividends paid per common share	$ 3.60	$ 3.60	$ 3.60

Reconciliation of Net Income to Non-GAAP Operating Income:			
Net income	$ 70,734	$ 18,875	$ 46,561
Exclusions from net income:			
Net realized gains on investments	(7,720)	(1,327)	(9,190)
Change in net unrealized (gains) on equity securities	(3,951)	(7,502)	44,386
Credit loss (benefit) expense	(9)	530	(14)
Income tax benefit (expense)	2,453	1,743	(7,388)
Non-GAAP Operating income	$ 61,507	$ 12,319	$ 74,355
Net income per diluted share	$ 4.78	$ 1.28	$ 3.15
Exclusions from net income:			
Net realized gains on investments	(0.52)	(0.09)	(0.62)
Change in net unrealized (gains) on equity securities	(0.27)	(0.51)	3.02
Credit loss (benefit) expense	-	0.04	-
Income tax benefit (expense)	0.17	0.12	(0.50)
Non-GAAP Operating income per diluted share	$ 4.16	$ 0.84	$ 5.05

YEAR ENDED DECEMBER 31, 2024 COMPARED TO YEAR ENDED DECEMBER 31, 2023

Direct Written Premiums. Direct written premiums for the year ended December 31, 2024 increased by $201,833, or 20.4%, to $1,193,057 from $991,224 for the comparable 2023 period. The increase in direct written premium is the result of new business production, improved retention, and rate increases. For the year ended December 31, 2024, the Company achieved policy count growth across all lines of business, including 10.0%, 4.5% and 8.7% in Private Passenger Automobile, Commercial Automobile and Homeowners lines, respectively, compared to the same period in 2023. Additionally, for the year ended December 31, 2024, average written premium per policy increased 14.1%, 10.7% and 8.9% in Private Passenger Automobile, Commercial Automobile and Homeowners lines, respectively, compared to the same period in 2023.

Net Written Premiums. Net written premiums for the year ended December 31, 2024 increased by $168,110, or 18.2%, to $1,093,405 from $925,295 for the comparable 2023 period. The 2024 increase was primarily due to the factors that increased direct written premiums.

Net Earned Premiums. Net earned premiums for the year ended December 31, 2024 increased by $176,290, or 21.1%, to $1,010,704 from $834,414 for the comparable 2023 period. The 2024 increase was primarily due to the factors that increased direct written premiums.

The effect of reinsurance on net written and net earned premiums is presented in the following table.

| | Year Ended December 31, | | | |
	2024		2023	
Written Premiums				
Direct	$	1,193,057	$	991,224
Assumed		20,279		30,850
Ceded		(119,931)		(96,779)
Net written premiums	$	1,093,405	$	925,295
Earned Premiums				
Direct	$	1,102,695	$	897,598
Assumed		18,874		29,702
Ceded		(110,865)		(92,886)
Net earned premiums	$	1,010,704	$	834,414

Net Investment Income. Net investment income for the year ended December 31, 2024 decreased by $657, or 1.2%, to $55,720 from $56,377 for the comparable 2023 period. The decrease is a result of decreases due to the earned interest from our higher yield bonds and variable rate secured and senior bank loans. Net effective annual yield on the investment portfolio was 3.9% for the year ended December 31, 2024, compared to 4.0% for comparable 2023 period. Our duration was 3.5 years at December 31, 2024, compared to 3.6 years at December 31, 2023.

Earnings from Partnership Investments. Earnings from partnership investments were $10,271 for the year ended December 31, 2024 compared to $5,540 for the year ended December 31, 2023. The 2024 earnings reflect an increase in investment appreciation and distribution of investment returns compared to the prior year. Timing and generation of these returns on capital can vary based on the results and transactions of the underlying partnerships.

Net Realized Gains on Investments. Net realized gains on investments were $7,720 for the year ended December 31, 2024 compared to $1,327 for the comparable 2023 period. The increase is driven by higher realized gains from the sale of equity securities compared to prior years.

The gross unrealized gains and losses on investments in fixed maturity securities, including redeemable preferred stocks that have characteristics of fixed maturities, equity securities, including interests in mutual funds, and other invested assets were as follows:

| | As of December 31, 2024 | | | | | | | |
| | Cost or Amortized Cost | | Allowance for Expected Credit Losses | | Gross Unrealized | | | Estimated Fair Value |
					Gains		Losses (3)	
U.S. Treasury securities	$	2,418	$	—	$	2	$ (77)	$ 2,343
Obligations of states and political subdivisions		38,581		—		170	(2,585)	36,166
Residential mortgage-backed securities (1)		327,161		—		601	(26,535)	301,227
Commercial mortgage-backed securities		140,124		—		91	(10,840)	129,375
Other asset-backed securities		65,456		—		155	(1,894)	63,717
Corporate and other securities		607,298		(1,198)		2,734	(26,444)	582,390
Subtotal, fixed maturity securities		1,181,038		(1,198)		3,753	(68,375)	1,115,218
Short-term investments		19,970		—		5	—	19,975
Equity securities (2)		201,258		—		29,244	(9,080)	221,422
Other invested assets (4)		156,444		—		—	—	156,444
Totals	$	1,558,710	$	(1,198)	$	33,002	$ (77,455)	$ 1,513,059

(1) Residential mortgage-backed securities consists of obligations of U.S. Government agencies including collateralized mortgage obligations issued, guaranteed and/or insured by the following issuers: Government National Mortgage Association (GNMA), Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA) and the Federal Home Loan Bank (FHLB).
(2) Equity securities include common stock, preferred stock, mutual funds and interests in mutual funds held to fund the Company's executive deferred compensation plan.
(3) Our investment portfolio included 884 securities in an unrealized loss position at December 31, 2024.
(4) Other invested assets are accounted for under the equity method which approximated fair value.

The composition of our fixed income security portfolio by rating was as follows:

| | As of December 31, 2024 | | |
	Estimated Fair Value		Percent
U.S. Treasury securities and obligations of U.S. Government agencies	$	301,227	27.0 %
Aaa/Aa		211,088	18.9
A		205,305	18.4
Baa		210,254	18.9
Ba		43,869	3.9
B		76,538	6.9
Caa/Ca		5,553	0.5
Not rated		61,384	5.5
Total	$	1,115,218	100.0 %

Ratings are generally assigned upon the issuance of the securities and are subject to revision on the basis of ongoing evaluations. Ratings in the table are as of the date indicated.

As of December 31, 2024, our portfolio of fixed maturity investments was principally comprised of investment grade corporate fixed maturity securities, U.S. government and agency securities, and asset-backed securities. The portion of our non-investment grade portfolio of fixed maturity investments is primarily comprised of variable rate secured and senior bank loans and high yield bonds.

The following table illustrates the gross unrealized losses included in our investment portfolio and the fair value of those securities, aggregated by investment category. The table also presents the length of time that they have been in a continuous unrealized loss position of December 31, 2024.

| | As of December 31, 2024 | | | | | |
| | Less than 12 Months | | 12 Months or More | | Total | |
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasury securities	$ —	$ —	$ 1,742	$ 77	$ 1,742	$ 77
Obligations of states and political subdivisions	13,289	315	19,209	2,270	32,498	2,585
Residential mortgage-backed securities	94,528	2,401	162,260	24,134	256,788	26,535
Commercial mortgage-backed securities	3,050	9	121,152	10,831	124,202	10,840
Other asset-backed securities	11,298	278	22,018	1,616	33,316	1,894
Corporate and other securities	129,953	2,342	287,179	24,102	417,132	26,444
Subtotal, fixed maturity securities	252,118	5,345	613,560	63,030	865,678	68,375
Equity securities	49,268	4,030	21,285	5,050	70,553	9,080
Total temporarily impaired securities	$ 301,386	$ 9,375	$ 634,845	$ 68,080	$ 936,231	$ 77,455

The Company's analysis of its fixed maturity portfolio at December 31, 2024 concluded that $1,198 of unrealized losses were due to credit factors and were recorded as an allowance for expected credit losses at December 31, 2024, compared to $1,208 at December 31, 2023. The Company concluded that outside of the securities that were recognized as credit impaired, the unrealized losses recorded on the fixed maturity portfolio at December 31, 2024 and 2023 resulted from fluctuations in market interest rates and other temporary market conditions as opposed to fundamental changes in the credit quality of the issuers of such securities. Based upon the analysis performed, the Company's decision to hold these securities, the Company's current level of liquidity and our history of positive operating cash flows, management believes it is more likely than not that it will not be required to sell any of its securities before the anticipated recovery in the fair value to its amortized cost basis.

Specific qualitative analysis was also performed for securities appearing on our "Watch List," if any. Qualitative analysis considered such factors as the financial condition and the near term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, changes to the rating of the security by a rating agency and the historical volatility of the fair value of the security.

The majority of unrealized losses recorded on the investment portfolio at December 31, 2024 resulted from fluctuations in market interest rates and other temporary market conditions as opposed to fundamental changes in the credit quality of the issuers of such securities. Given our current level of liquidity, the fact that we do not intend to sell these securities, and that it is more likely than not that we will not be required to sell these securities prior to recovery of the cost basis of these securities, these decreases in values are viewed as being temporary.

For information regarding fair value measurements of our investment portfolio, refer to Item 8—Financial Statements and Supplementary Data, Note 16, Fair Value of Financial Instruments, of this Form 10-K.

Commission Income: Commission income includes revenues from new and renewal commissions paid by insurance carriers, which we recognize when earned. Commission income was $7,942 and $6,932 for the years ended December 31, 2024 and 2023, respectively.

Finance and Other Service Income. Finance and other service income includes revenues from premium installment charges, which we recognize when earned, and other miscellaneous income and fees. Finance and other service income increased by $4,306, or 22.2%, to $23,700 for the year ended December 31, 2024 from $19,394 for the comparable 2023 period. The increase is primarily driven by the increase in policy counts and changes to our fee assessment policies.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses incurred for the year ended December 31, 2024 increased by $74,335, or 11.6%, to $716,637 from $642,302 for the comparable 2023 period.

Our GAAP loss ratio for the years ended December 31, 2024 and 2023 were 70.9% and 77.0%, respectively. Our GAAP loss ratio excluding loss adjustment expenses was 62.6% and 67.9% for the years ended December 31, 2024 and 2023, respectively. Total prior year favorable development included in the pre-tax results for the year ended December 31, 2024 was $51,894, compared to $47,381 for the comparable 2023 period.

Underwriting, Operating and Related Expenses. Underwriting, operating and related expenses for the year ended December 31, 2024 increased by $48,742, or 19.0%, to $305,322 from $256,580 for the comparable 2023 period. The increase is driven by an increase in base commissions resulting from the increase in written premiums, offset by a decrease in contingent commission expense. Our GAAP expense ratio for the year ended December 31, 2024 decreased to 30.2% from 30.7% for the comparable 2023 period.

Other Expense: Other expense includes the operating and related expenses associated with SNIA.

Interest Expense. Interest expense was $509 and $818 for the years ended December 31, 2024 and 2023, respectively. Interest expense primarily relates to the borrowing from the FHLB as noted within Item 8 – Financial Statements and Supplementary Data, Note 10, Debt, of this Form 10-K. The credit facility commitment fee included in interest expense was $60 and $75 for the years ended December 31, 2024 and 2023, respectively.

Income Tax Expense. Our effective tax rates were 21.3% and 22.7% for the years ended December 31, 2024 and 2023, respectively. The effective rates for the year ended December 31, 2024 and 2023 were higher than the statutory rate primary due to the impact of stock-based and executive compensation.

The comparison of results for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in the Company's 2023 Annual Report on Form 10-K filed with the SEC on February 28, 2024.

Liquidity and Capital Resources

 As a holding company, Safety's assets consist primarily of the stock of our direct and indirect subsidiaries. Our principal source of funds to meet our obligations and pay dividends to shareholders, therefore, is dividends and other permitted payments from our subsidiaries, principally Safety Insurance. Safety is the borrower under our credit facility.

Safety Insurance's sources of funds primarily include premiums received, investment income and proceeds from sales and redemptions of investments. Safety Insurance's principal uses of cash are the payment of claims, operating expenses and taxes, the purchase of investments and payment of dividends to Safety.

Net cash provided by operating activities was $128,688, $52,114, and $44,326 during the years ended December 31, 2024, 2023, and 2022, respectively. Our operations typically generate positive cash flows from operations as most premiums are received in advance of the time when claim and benefit payments are required. These positive operating cash flows are expected to continue to meet our liquidity requirements.

Net cash used for investing activities was $54,541 during the year ended December 31, 2024 compared to net cash provided by investing activities of $24,269 for December 31, 2023, and net cash used for investing activities of $19,988 for the year ended December 31, 2022. This fluctuation was driven by purchases exceeding proceeds from sales, paydowns, calls and maturities of fixed maturity and equity securities in 2024.

Net cash used for financing activities was $53,325, $63,531, and $62,641 during the years ended December 31, 2024, 2023 and 2022, respectively. Net cash used for financing activities during the year ended December 31, 2024 consisted of dividend payments to shareholders.

The Insurance Subsidiaries maintain a high degree of liquidity within their respective investment portfolios in fixed maturity and short-term investments. We do not anticipate the need to sell these securities to meet the Insurance Subsidiaries cash requirements. We expect the Insurance Subsidiaries to generate sufficient operating cash to meet all short-term and long-term cash requirements. However, there can be no assurance that unforeseen business needs or other items will not occur causing us to have to sell securities before their values fully recover; thereby causing us to recognize additional impairment charges in that time period.

Credit Facility

For information regarding our Credit Facility, please refer to Item 8—Financial Statements and Supplementary Data, Note 10, Debt, of this Form 10-K.

Recent Accounting Pronouncements

For information regarding Recent Accounting Pronouncements, please refer to Item 8—Financial Statements and Supplementary Data, Note 2, Summary of Significant Accounting Policies, of this Form 10-K.

Regulatory Matters

Our insurance company's subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of the Commissioner. The Massachusetts statute limits the dividends an insurer may pay in any twelve-month period, without the prior permission of the Commissioner, to the greater of (i) 10% of the insurer's surplus as of the preceding December 31 or (ii) the insurer's net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. Our Insurance Subsidiaries may not declare an "extraordinary dividend" (defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the limits established by Massachusetts statute) until thirty days after the Commissioner has received notice of the intended dividend and has not objected. As historically administered by the Commissioner, this provision requires the Commissioner's prior approval of an extraordinary dividend. Under Massachusetts law, an insurer may pay cash dividends only from its unassigned funds, also known as earned surplus, and the insurer's remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. At year-end 2024, the statutory surplus of Safety Insurance was $758,789, and its net income for 2024 was $43,387. As a result, a maximum of $75,879 is available in 2024 for such dividends without prior approval of the Commissioner. As a result of this Massachusetts statute, the Insurance Subsidiaries had restricted net assets in the amount of $682,910 at December 31, 2024. During the twelve months ended December 31, 2024, Safety Insurance recorded dividends to Safety of $51,123.

The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings or competitive position, the amount of premiums that can be written and the ability to pay future dividends.

Since the initial public offering of its common stock in November 2002, the Company has paid regular quarterly dividends to shareholders of its common stock. Quarterly dividends paid during 2024 and 2023 were as follows:

Declaration Date	Record Date	Payment Date	Dividend per Common Share		Total Dividends Paid and Accrued	
February 15, 2023	March 1, 2023	March 15, 2023	$	0.90	$	13,247
May 3, 2023	June 1, 2023	June 15, 2023	$	0.90	$	13,283
August 2, 2023	September 1, 2023	September 15, 2023	$	0.90	$	13,223
November 3, 2023	December 1, 2023	December 15, 2023	$	0.90	$	13,239
February 15, 2024	**March 1, 2024**	**March 15, 2024**	**$**	**0.90**	**$**	**13,280**
May 8, 2024	**June 1, 2024**	**June 15, 2024**	**$**	**0.90**	**$**	**13,308**
August 7, 2024	**September 3, 2024**	**September 13, 2024**	**$**	**0.90**	**$**	**13,314**
November 5, 2024	**December 2, 2024**	**December 13, 2024**	**$**	**0.90**	**$**	**13,264**

On February 14, 2025, our Board approved and declared a quarterly cash dividend on our common stock of $0.90 per share to be paid on March 14, 2025 to shareholders of record on March 3, 2025. We plan to continue to declare and pay quarterly cash dividends in 2025, depending on our financial position and the regularity of our cash flows.

On February 23, 2022, the Board approved a share repurchase program of up to $50,000 of the Company's outstanding common shares. The Board of Directors had cumulatively authorized increases to the existing share repurchase program of up to $200,000 of its outstanding common shares. Under the program, the Company may repurchase shares of its common stock for cash in public or private transactions, in the open market or otherwise. The timing of such repurchases and actual number of shares repurchased will depend on a variety of factors including price, market conditions and applicable regulatory and corporate requirements. The program does not require the Company to repurchase any specific number of shares and may be modified, suspended or terminated at any time without prior notice.

No share purchases were made by the Company during the year ended December 31, 2024. During the year ended December 31, 2023, the Company purchased 74,213 shares at a cost of $5,240. As of December 31, 2024 and 2023, the Company had purchased 3,215,690 shares on the open market at a cost of $155,240.

Management believes that the current level of cash flow from operations provides us with sufficient liquidity to meet our operating needs over the next 12 months. We expect to be able to continue to meet our operating needs after the next 12 months from internally generated funds. Since our ability to meet our obligations in the long term (beyond such twelve-month period) is dependent upon such factors as market changes, insurance regulatory changes and economic conditions, no assurance can be given that the available net cash flow will be sufficient to meet our operating needs. We expect that we would need to borrow or issue capital stock if we needed additional funds, for example, to pay for an acquisition or a significant expansion of our operations. There can be no assurance that sufficient funds for any of the foregoing purposes would be available to us at such time.

Contractual Obligations

We have obligations to make future payments under contracts and credit-related financial instruments and commitments.

As of December 31, 2024, the Company had loss and LAE reserves of $671,669, unpaid reinsurance recoverables of $130,792 and net loss and LAE reserves of $540,877. Our loss and LAE reserves are estimates as described in more detail under *Critical Accounting Policies and Estimates*. The specific amounts and timing of obligations related to case reserves, IBNR reserves and related LAE reserves are not set contractually, and the amounts and timing of these obligations are unknown. While management believes that historical performance of loss payment patterns is a reasonable source for projecting future claims payments, there is inherent uncertainty in this estimated projected settlement of loss and LAE reserves, and as a result these estimates will differ, perhaps significantly, from actual future payments.

As part of the Company's investment activity, we have committed $170,000 to investments in limited partnerships. The Company has contributed $144,682 to these commitments as of December 31, 2024. As of December 31, 2024, the remaining committed capital that could be called is $34,033, which includes potential recallable capital distributions.

Critical Accounting Policies and Estimates

Loss and Loss Adjustment Expense Reserves

Significant periods of time can elapse between the occurrence of an insured loss, the reporting to us of that loss and our final payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities. Our reserves represent estimates of amounts needed to pay reported and estimated losses incurred but not yet reported ("IBNR") and the expenses of investigating and paying those losses, or loss adjustment expenses. Every quarter, we review our previously established reserves and adjust them, if necessary.

When a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims professional. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based on subsequent developments and periodic reviews of the cases. When a claim is closed with or without a payment, the difference between the case reserve and the settlement amount creates a reserve deficiency if the payment exceeds the case reserve or a reserve redundancy if the payment is less than the case reserve.

In accordance with industry practice, we also maintain reserves for IBNR. IBNR reserves are determined in accordance with commonly accepted actuarial reserving techniques on the basis of our historical information and experience. We review and make adjustments to incurred but not yet reported reserves quarterly. In addition, IBNR reserves can also be expressed as the total loss reserves required less the case reserves on reported claims.

When reviewing reserves, we analyze historical data and estimate the impact of various loss development factors, such as our historical loss experience and that of the industry, trends in claims frequency and severity, our mix of business, our claims processing procedures, legislative enactments, judicial decisions, legal developments in imposition of damages, and changes and trends in general economic conditions, including the effects of inflation. A change in any of these factors from the assumption implicit in our estimate can cause our actual loss experience to be better or worse than our reserves, and the difference can be material. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors.

In estimating all our loss reserves, we follow the guidance prescribed by ASC 944, *Financial Services – Insurance.*

Management determines our loss and loss adjustment expense reserves estimate based upon the analysis of our actuaries. A reasonable estimate is derived by selecting a point estimate within a range of indications as calculated by our actuaries using generally accepted actuarial techniques. The key assumption in most actuarial analysis is that past patterns of frequency and severity will repeat in the future, unless a significant change in the factors described above takes place. Our key factors and resulting assumptions are the ultimate frequency and severity of claims, based upon the most recent ten years of claims reported to the Company, and the data CAR reports to us to calculate our share of the residual market, as of the date of the applicable balance sheet. For each accident year and each coverage within a line of business our actuaries calculate the ultimate losses incurred. Our total reserves are the difference between the ultimate losses incurred and the cumulative loss and loss adjustment payments made to date. Our IBNR reserves are calculated as the difference between our total reserves and the outstanding case reserves at the end of the accounting period. To determine ultimate losses, our actuaries calculate a range of indications and select a point estimation using such actuarial techniques as:

- *Paid Loss Indications:* This method projects ultimate loss estimates based upon extrapolations of historic paid loss trends. This method tends to be used on short tail lines such as automobile physical damage.

- *Incurred Loss Indications:* This method projects ultimate loss estimates based upon extrapolations of historic incurred loss trends. This method tends to be used on long tail lines of business such as automobile liability and homeowner's liability.

- *Bornhuetter-Ferguson Indications:* This method projects ultimate loss estimates based upon extrapolations of an expected amount of IBNR, which is added to current incurred losses or paid losses. This method tends to be used on small, immature, or volatile lines of business, such as our BOP and umbrella lines of business.

- *Bodily Injury Code Indications:* This method projects ultimate loss estimates for our private passenger and commercial automobile bodily injury coverage based upon extrapolations of the historic number of accidents and the historic number of bodily injury claims per accident. Projected ultimate bodily injury claims are then segregated into expected claims by type of injury (e.g. soft tissue injury vs. hard tissue injury) based on past experience. An ultimate severity, or average paid loss amounts, is estimated based upon extrapolating historic trends. Projected ultimate loss estimates using this method are the aggregate of estimated losses by injury type.

Such techniques assume that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting our ultimate losses, total reserves and resulting IBNR reserves. It is possible that the final outcome may fall above or below these amounts as a result of a number of factors, including immature data, sparse data, or significant growth in a line of business. Using these methodologies our actuaries established a range of reasonably possible estimations for net reserves of approximately $497,512 to $566,772 as of December 31, 2024 compared to a range of $449,272 to $511,724 as of December 31, 2023. In general, the low and high values of the ranges represent reasonable minimum and maximum values of the indications based on the techniques described above. Our selected point estimate of net loss and loss adjustment expense reserves based upon the analysis of our actuaries was $540,877 as of December 31, 2024 compared to $490,458 as of December 31, 2023.

The following table presents the point estimation of the recorded reserves and the range of estimations by line of business for net loss and LAE reserves as of December 31, 2024.

Line of Business	As of December 31, 2024					
	Low		Recorded		High	
Private passenger automobile	$	249,126	$	264,837	$	270,302
Commercial automobile		103,924		116,277		125,318
Homeowners		85,637		94,577		101,532
All other		58,825		65,186		69,620
Total	$	497,512	$	540,877	$	566,772

The following table presents our total net reserves and the corresponding case reserves and IBNR reserves for each line of business as of December 31, 2024.

Line of Business	As of December 31, 2024					
	Case		IBNR		Total	
Private passenger automobile	$	321,894	$	(57,066)	$	264,828
CAR assumed private passenger auto		1		8		9
Commercial automobile		76,920		5,636		82,556
CAR assumed commercial automobile		20,941		12,780		33,721
Homeowners		104,859		(10,282)		94,577
All other		45,789		19,397		65,186
Total net reserves for losses and LAE	$	570,404	$	(29,527)	$	540,877

At December 31, 2024 and 2023, our total IBNR reserves for our private passenger automobile line of business were comprised of ($98,528) and ($87,456) related to estimated ultimate decreases in the case reserves, including anticipated recoveries (i.e. salvage and subrogation), and $41,462 and $34,170 related to our estimation for not yet reported losses, respectively.

Our IBNR reserves consist of our estimate of the total loss reserves required less our case reserves. The IBNR reserves for CAR assumed commercial automobile business are 37.9% of our total reserves for CAR assumed commercial automobile business as of December 31, 2024 due to the reporting delays in the information we receive from CAR, as described further in the section on *Residual Market Loss and Loss Adjustment Expense Reserves.*

The following table presents information by line of business for our total net reserves and the corresponding retained (i.e. direct less ceded) reserves and assumed reserves as of December 31, 2024.

Line of Business	As of December 31, 2024					
	Retained		**Assumed**		**Net**	
Private passenger automobile	$	264,828				
CAR assumed private passenger automobile			$	9		
Net private passenger automobile					$	264,837
Commercial automobile		82,556				
CAR assumed commercial automobile				33,721		
Net commercial automobile						116,277
Homeowners		94,577				
FAIR Plan assumed homeowners				—		
Net homeowners						94,577
All other		65,186		—		65,186
Total net reserves for losses and LAE	$	507,147	$	33,730	$	540,877

Residual Market Loss and Loss Adjustment Expense Reserves

We are a participant in CAR and other various residual markets and assume a portion of losses and LAE on business ceded by the industry participants to the residual markets. We were a participant in the FAIR Plan until the recent FAIR Plan Restructuring. We estimate reserves for assumed losses and LAE that have not yet been reported to us by the residual markets. Our estimations are based upon the same factors we use for our own reserves, plus additional factors due to the nature of and the information we receive.

Residual market deficits consist of premium ceded to the various residual markets less losses and LAE and is allocated among insurance companies based on a various formulas (the "Participation Ratio") that take into consideration a company's voluntary market share.

Because of the lag in the various residual market estimations, and in order to try to validate to the extent possible the information provided, we estimate the effects of the actions of our competitors in order to establish our Participation Ratio.

Although we rely to a significant extent in setting our reserves on the information the various residual markets provide, we are cautious in our use of that information, because of the delays in receiving data from the various residual markets. As a result, we have to estimate our Participation Ratio and these reserves are subject to significant judgments and estimates.

Sensitivity Analysis

Establishment of appropriate reserves is an inherently uncertain process. There can be no certainty that currently established reserves based on our key assumptions regarding frequency and severity in our lines of business, or our assumptions regarding our share of the CAR loss will prove adequate in light of subsequent actual experience. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period that the deficiency is recognized. To the extent that reserves are redundant and are released, the amount of the release is a credit to earnings in the period the redundancy is recognized. For the twelve months ended December 31, 2024, a 1 percentage-point change in the loss and LAE ratio would result in a change in reserves of $10,110. Each 1 percentage-point change in the loss and loss expense ratio would have had a $7,987 effect on net income, or $0.54 per diluted share.

Our assumptions consider that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis for establishing our reserves. Our individual key assumptions could each have a reasonable possible range of plus or minus 5 percentage-points for each estimation, although there is no guarantee that our assumptions will not have more than a 5 percentage point variation. The following sensitivity tables present information for each of our primary lines of business on the effect each 1 percentage-point change in each of our key assumptions on unpaid frequency and severity could have on our retained (i.e., direct minus ceded) loss and LAE reserves and net income for the twelve months ended December 31, 2024. In evaluating the information in the table, it should be noted that a 1 percentage-point change in a single assumption would change estimated reserves by 1 percentage-point. A 1 percentage-point change in both our key assumptions would change estimated reserves within a range of plus or minus 2 percentage-points.

	-1 Percent Change in Frequency		No Change in Frequency		+1 Percent Change in Frequency	
Private passenger automobile retained loss and LAE reserves						
-1 Percent Change in Severity						
Estimated decrease in reserves	$	(5,297)	$	(2,648)	$	—
Estimated increase in net income		4,185		2,092		—
No Change in Severity						
Estimated (decrease) increase in reserves		(2,648)		—		2,648
Estimated increase (decrease) in net income		2,092		—		(2,092)
+1 Percent Change in Severity						
Estimated increase in reserves		—		2,648		5,297
Estimated decrease in net income		—		(2,092)		(4,185)
Commercial automobile retained loss and LAE reserves						
-1 Percent Change in Severity						
Estimated decrease in reserves		(1,651)		(826)		—
Estimated increase in net income		1,304		653		—
No Change in Severity						
Estimated (decrease) increase in reserves		(826)		—		826
Estimated increase (decrease) in net income		653		—		(653)
+1 Percent Change in Severity						
Estimated increase in reserves		—		826		1,651
Estimated decrease in net income		—		(653)		(1,304)
Homeowners retained loss and LAE reserves						
-1 Percent Change in Severity						
Estimated decrease in reserves		(1,892)		(946)		—
Estimated increase in net income		1,495		747		—
No Change in Severity						
Estimated (decrease) increase in reserves		(946)		—		946
Estimated increase (decrease) in net income		747		—		(747)
+1 Percent Change in Severity						
Estimated increase in reserves		—		946		1,892
Estimated decrease in net income		—		(747)		(1,495)
All other retained loss and LAE reserves						
-1 Percent Change in Severity						
Estimated decrease in reserves		(1,304)		(652)		—
Estimated increase in net income		1,030		515		—
No Change in Severity						
Estimated (decrease) increase in reserves		(652)		—		652
Estimated increase (decrease) in net income		515		—		(515)
+1 Percent Change in Severity						
Estimated increase in reserves		—		652		1,304
Estimated decrease in net income		—		(515)		(1,030)

Our estimated share of CAR loss and LAE reserves is based on assumptions about our Participation Ratio, the size of CAR, and the resulting deficit. Our assumptions consider that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for establishing our CAR reserves. Each of our assumptions could have a reasonably possible range of plus or minus 5 percentage-points for each estimation.

The following sensitivity table presents information of the effect each 1 percentage-point change in our assumptions on our share of reserves for CAR and other residual markets could have on our assumed loss and LAE reserves and net income for the year ended December 31, 2024. In evaluating the information in the table, it should be noted that a 1 percentage-point change in our assumptions would change estimated reserves by 1 percentage-point.

	-1 Percent Change in Estimation		+1 Percent Change in Estimation	
CAR assumed commercial automobile				
Estimated (decrease) increase in reserves	$	(337)	$	337
Estimated increase (decrease) in net income		266		(266)

Reserve Development Summary

The changes we have recorded in our reserves in the past illustrate the uncertainty of estimating reserves. Our prior year reserves decreased by $51,894, $47,381 and $57,279 during the years ended December 31, 2024, 2023, and 2022, respectively.

The following table presents a comparison of prior year development of our net reserves for losses and LAE for the years ended December 31, 2024, 2023 and 2022, respectively. Each accident year represents all claims for an annual accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid. Our financial statements reflect the aggregate results of the current and all prior accident years.

		Year Ended December 31,				
Accident Year		**2024**		**2023**		**2022**
2014 & prior	$	(1,689)	$	(2,399)	$	(1,824)
2015		(1,840)		(1,982)		(2,057)
2016		(1,335)		(1,484)		(1,662)
2017		(1,476)		(3,836)		(3,749)
2018		(2,563)		(3,892)		(7,233)
2019		(3,704)		(7,451)		(12,520)
2020		(3,484)		(10,212)		(18,985)
2021		(7,031)		(7,246)		(9,249)
2022		(5,079)		(8,879)		—
2023		(23,693)		—		—
All prior years	$	(51,894)	$	(47,381)	$	(57,279)

At the end of each period, the reserves were re-estimated for all prior accident years. Our prior year reserves decreased by $51,894, $47,381, and $57,279 for the years ended 2024, 2023, and 2022, respectively. The decreases in prior year reserves in 2024 resulted from re-estimations of prior years' ultimate loss and LAE liabilities and are primarily composed of reductions of $12,742 in our retained automobile reserves and $29,286 in our retained other than auto and homeowner's reserves. The decreases in prior year reserves in 2023 resulted from re-estimations of prior year's ultimate loss and LAE liabilities and are primarily composed of reductions of $15,451 in our retained automobile reserves and $29,782 in our retained other than auto and homeowner reserves. The decrease in prior year reserves during 2022 are primarily composed of reductions of $20,241 in our retained automobile reserves and $32,963 in our retained homeowners reserves. It is not appropriate to extrapolate future favorable or unfavorable development of reserves from this past experience.

The following table presents information by line of business for prior year development of our net reserves for losses and LAE for the year ended December 31, 2024.

Accident Year	Private Passenger Automobile		Commercial Automobile		Homeowners		All Other		Total	
2014 & prior	$	99	$	(27)	$	(1,407)	$	(354)	$	(1,689)
2015		(34)		(414)		(357)		(1,035)		(1,840)
2016		42		(184)		(325)		(868)		(1,335)
2017		87		(267)		(241)		(1,055)		(1,476)
2018		607		34		(849)		(2,355)		(2,563)
2019		157		(889)		(1,135)		(1,837)		(3,704)
2020		280		(661)		(1,416)		(1,687)		(3,484)
2021		(797)		(1,235)		(1,830)		(3,169)		(7,031)
2022		2,181		(234)		(3,373)		(3,653)		(5,079)
2023		(9,353)		(3,356)		(7,807)		(3,177)		(23,693)
All prior years	$	(6,731)	$	(7,233)	$	(18,740)	$	(19,190)	$	(51,894)

To further clarify the effects of changes in our reserve estimates for CAR and other residual markets, the next two tables break out the information in the table above by source of the business (i.e., non-residual market vs. residual market).

The following table presents information by line of business for prior year development of retained reserves for losses and LAE for the year ended December 31, 2024 that is, all our reserves except for business ceded or assumed from CAR and other residual markets.

Accident Year	Retained Private Passenger Automobile		Retained Commercial Automobile		Retained Homeowners		Retained All Other		Total	
2014 & prior	$	99	$	(13)	$	(1)	$	(354)	$	(269)
2015		(34)		(351)		(37)		(1,035)		(1,457)
2016		42		(40)		(94)		(868)		(960)
2017		87		(141)		(11)		(1,055)		(1,120)
2018		607		19		(589)		(2,355)		(2,318)
2019		157		(785)		(821)		(1,837)		(3,286)
2020		280		(409)		(982)		(1,687)		(2,798)
2021		(797)		(989)		(1,219)		(3,169)		(6,174)
2022		2,181		(262)		(2,269)		(3,653)		(4,003)
2023		(9,353)		(3,040)		(4,073)		(3,177)		(19,643)
All prior years	$	(6,731)	$	(6,011)	$	(10,096)	$	(19,190)	$	(42,028)

The following table presents information by line of business for prior year development of reserves assumed from residual markets for losses and LAE for the year ended December 31, 2024.

Accident Year	CAR Assumed Private Passenger Automobile		CAR Assumed Commercial Automobile		FAIR Plan Homeowners		Total	
2014 & prior	$	—	$	(14)	$	(1,406)	$	(1,420)
2015		—		(63)		(320)		(383)
2016		—		(144)		(231)		(375)
2017		—		(126)		(230)		(356)
2018		—		15		(260)		(245)
2019		—		(104)		(314)		(418)
2020		—		(252)		(434)		(686)
2021		—		(246)		(611)		(857)
2022		—		28		(1,104)		(1,076)
2023		—		(316)		(3,734)		(4,050)
All prior years	$	—	$	(1,222)	$	(8,644)	$	(9,866)

The improved retained private passenger and commercial automobile results were primarily due to fewer IBNR claims than previously estimated and better than previously estimated severity on our established bodily injury and property damage case reserves. Our retained other than auto and homeowners line of business prior year reserves decreased, due primarily to fewer IBNR claims than previously estimated.

In estimating all our loss reserves, we follow the guidance prescribed by ASC 944, *Financial Services-Insurance.*

For further information, see "Results of Operations: *Losses and Loss Adjustment Expense*s."

Forward-Looking Statements

Forward-looking statements might include one or more of the following, among others:

- Projections of revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items;
- Descriptions of plans or objectives of management for future operations, products or services;
- Forecasts of future economic performance, liquidity, need for funding and income;
- Legal and regulatory commentary;
- Descriptions of assumptions underlying or relating to any of the foregoing; and
- Future performance of credit markets.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "aim," "projects," or words of similar meaning and expressions that indicate future events and trends, or future or conditional verbs such as "will," "would," "should," "could," or "may." All statements that address expectations or projections about the future, including statements about the Company's strategy for growth, product development, market position, expenditures and financial results, are forward-looking statements.

Forward-looking statements are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. There are a number of factors, many of which are beyond our control, that could cause actual future conditions, events, results or trends to differ significantly and/or materially from historical results or those projected in the forward-looking statements. These factors include but are not limited to:

- The competitive nature of our industry and the possible adverse effects of such competition;
- Conditions for business operations and restrictive regulations in Massachusetts;
- The possibility of losses due to claims resulting from severe weather;
- The impact of inflation and supply chain delays on loss severity;
- The possibility that the Commissioner may approve future rule changes that change the operation of the residual market;
- The possibility that existing insurance-related laws and regulations will become further restrictive in the future;
- Our possible need for and availability of additional financing, and our dependence on strategic relationships, among others;
- Other risks and factors identified from time to time in our reports filed with the SEC. Refer to Part I, Item 1A — Risk Factors.

Some other factors, such as market, operational, liquidity, interest rate, equity and other risks, are described elsewhere in this Annual Report on Form 10-K. Factors relating to the regulation and supervision of our Company are also described or incorporated in this report. There are other factors besides those described or incorporated in this report that could cause actual conditions, events or results to differ from those in the forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake any obligation to update publicly or revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk. Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk through our investment activities and our financing activities. Our primary market risk exposure is to changes in interest rates. We use both fixed and variable rate debt as sources of financing. We have not entered, and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.

Interest Rate Risk. Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments and from our financing activities. Our fixed maturity investments include U.S. and foreign government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, corporate bonds and asset-backed securities, most of which are exposed to changes in prevailing interest rates.

We manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and Board and consultation with third-party financial advisors. As a general matter, we do not attempt to match the durations of our assets with the durations of our liabilities, and the majority of our liabilities are "short tail." Our goal is to maximize the total after-tax return on all of our investments. An important strategy that we employ to achieve this goal is to try to hold enough in cash and short-term investments in order to avoid liquidating longer-term investments to pay claims.

Based upon the results of interest rate sensitivity analysis, the following table shows the interest rate risk of our investments in fixed maturities, measured in terms of fair value (which is equal to the carrying value for all our fixed maturity securities).

	-100 Basis Point Change		No Change		+100 Basis Point Change
As of December 31, 2024					
Estimated fair value	$	1,160,184	$	1,115,218	$	1,071,548
Estimated increase (decrease) in fair value	$	44,966	$	—	$	(43,670)

With respect to floating rate debt, we are exposed to the effects of changes in prevailing interest rates. At December 31, 2024, we had no debt outstanding under our credit facility. Assuming the full utilization of our current available credit facility, a 2.0% increase in the prevailing interest rate on our variable rate debt would result in interest expense increasing approximately $600 for 2024, assuming that all of such debt is outstanding for the entire year.

In addition, in the current market environment, our investments can also contain liquidity risks.

Equity Risk. Equity risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices results from our holdings of common stock and mutual funds held to fund the executive deferred compensation plan. We continuously evaluate market conditions and we expect in the future to purchase additional equity securities. We principally manage equity price risk through industry and issuer diversification and asset allocation techniques.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

SAFETY INSURANCE GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Safety Insurance Group, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Safety Insurance Group, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A. Controls and Procedures. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Losses and Loss Adjustment Expense Reserves – Refer to Notes 2 and 12 to the financial statements

Critical Audit Matter Description

The Company establishes loss and loss adjustment expense reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the expenses associated with investigating and paying the losses, or loss adjustment expenses. The loss and loss adjustment expense reserves are determined in accordance with commonly accepted actuarial reserving techniques on the basis of the Company's historical information and experience. In determining the loss and loss adjustment expense reserves, the Company analyzes historical data and estimates the impact of various loss development factors, such as the Company's historical loss experience and that of the industry, trends in claims frequency and severity, the Company's mix of business, the Company's claims processing procedures, legislative enactments, judicial decisions, legal developments in imposition of damages, and changes and trends in general economic conditions, including the effects of inflation.

Given the subjectivity associated with assumptions and methodologies used in determining the estimated ultimate cost to settle the liabilities for certain long tail reported and unreported losses due to uncertainties caused by various factors including frequency and severity of claims, as well as future legislative, judicial, and legal uncertainties, performing audit procedures to evaluate whether the ultimate cost of loss and loss adjustment expense reserves were appropriately recorded as of December 31, 2024, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to certain loss and loss adjustment expense reserves included the following, among others:

1. We tested the effectiveness of the Company's controls related to loss and loss adjustment expense reserves, including controls over inputs, methods, and assumptions used in the Company's estimation process.

2. We tested the underlying data that served as the basis for the Company's analysis, including historical claims, to test that the inputs to the actuarial estimate were complete and accurate.

3. With the assistance of our actuarial specialists, we evaluated the methods and assumptions used by the Company to estimate ultimate losses incurred in determining loss and loss adjustment expense reserves by:

   a. Assessing the reasonableness of the Company's analysis, developing independent estimates of loss and loss adjustment expense reserves and comparing such estimates to the Company's recorded loss and loss adjustment expense reserves.

    b.   Comparing the Company's prior year estimates of expected incurred losses to actual experience during the current year to identify potential management bias in the determination of loss and loss adjustment expense reserves.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
February 27, 2025

We have served as the Company's auditor since 2021.

Safety Insurance Group, Inc. and Subsidiaries
Consolidated Balance Sheets

(Dollars in thousands, except share data)

		December 31, 2024		December 31, 2023
Assets				
Investments:				
Fixed maturities, available for sale, at fair value (amortized cost: $1,181,038 and $1,120,682, allowance for expected credit losses of $1,198 and $1,208)	$	1,115,218	$	1,052,145
Short-term investments, at fair value (cost: $19,970 and $0)		19,975		—
Equity securities, at fair value (cost: $201,258 and $221,809)		221,422		238,022
Other invested assets		156,444		133,946
Total investments		1,513,059		1,424,113
Cash and cash equivalents		58,974		38,152
Accounts receivable, net of allowance for expected credit losses of $918 and $1,053		306,465		256,687
Receivable for securities sold		568		124
Accrued investment income		7,426		7,261
Taxes recoverable		—		623
Receivable from reinsurers related to paid loss and loss adjustment expenses		26,386		13,129
Receivable from reinsurers related to unpaid loss and loss adjustment expenses		130,792		112,623
Ceded unearned premiums		41,413		32,346
Deferred policy acquisition costs		105,474		91,917
Deferred income taxes		11,200		12,150
Equity and deposits in pools		3,740		35,247
Operating lease right-of-use-assets		15,733		19,756
Goodwill		17,093		17,093
Intangible assets		7,730		7,551
Other assets		24,037		25,232
Total assets	$	2,270,090	$	2,094,004
Liabilities				
Losses and loss adjustment expense reserves	$	671,669	$	603,081
Unearned premium reserves		619,916		528,150
Accounts payable and accrued liabilities		77,276		64,235
Payable for securities purchased		6,949		1,863
Payable to reinsurers		19,074		15,941
Taxes payable		1,009		—
Short-term debt		30,000		—
Long-term debt		—		30,000
Operating lease liabilities		15,733		19,756
Other liabilities		—		26,711
Total liabilities		1,441,626		1,289,737
Commitments and contingencies (Note 8)				
Shareholders' equity				
Common stock: $0.01 par value; 30,000,000 shares authorized; 17,995,584 and 17,949,484 shares issued		180		179
Additional paid-in capital		230,864		226,380
Accumulated other comprehensive loss, net of taxes		(51,047)		(53,191)
Retained earnings		798,760		781,192
Treasury stock, at cost: 3,157,577 shares		(150,293)		(150,293)
Total shareholders' equity		828,464		804,267
Total liabilities and shareholders' equity	$	2,270,090	$	2,094,004

The accompanying notes are an integral part of these financial statements.

Safety Insurance Group, Inc. and Subsidiaries
Consolidated Statements of Operations

(Dollars in thousands, except per share data)

		Years Ended December 31,	
	2024	**2023**	**2022**
Net earned premiums	$ 1,010,704	$ 834,414	$ 758,505
Net investment income	55,720	56,377	46,725
Earnings from partnership investments	10,271	5,540	12,484
Net realized gains on investments	7,720	1,327	9,190
Change in net unrealized gains on equity securities	3,951	7,502	(44,386)
Credit loss benefit (expense)	9	(530)	14
Commission income	7,942	6,932	566
Finance and other service income	23,700	19,394	14,461
Total revenue	1,120,017	930,956	797,559
Losses and loss adjustment expenses	716,637	642,302	491,979
Underwriting, operating and related expenses	305,322	256,580	245,145
Other expense	7,683	6,836	330
Interest expense	509	818	524
Total expenses	1,030,151	906,536	737,978
Income before income taxes	89,866	24,420	59,581
Income tax expense	19,132	5,545	13,020
Net income	$ 70,734	$ 18,875	$ 46,561
Earnings per weighted average common share:			
Basic	$ 4.79	$ 1.28	$ 3.17
Diluted	$ 4.78	$ 1.28	$ 3.15
Cash dividends paid per common share	$ 3.60	$ 3.60	$ 3.60
Number of shares used in computing earnings per share:			
Basic	14,692,089	14,663,730	14,607,483
Diluted	14,717,118	14,710,131	14,710,611

The accompanying notes are an integral part of these financial statements.

Safety Insurance Group, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)

| | Years Ended December 31, | | |
	2024	2023	2022
Net income	$ 70,734	$ 18,875	$ 46,561
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) during the period, net of income tax (benefit) expense of $2,191, $7,548, and $(26,013).	8,243	28,395	(97,857)
Reclassification adjustment for net realized gains on investments included in net income, net of income tax expense of ($1,621), ($279), and ($1,930).	(6,099)	(1,048)	(7,260)
Other comprehensive income (loss), net of tax:	2,144	27,347	(105,117)
Comprehensive income (loss)	$ 72,878	$ 46,222	$ (58,556)

The accompanying notes are an integral part of these financial statements.

Safety Insurance Group, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income, Net of Taxes	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 2022	$ 178	216,070	24,579	821,743	(135,397)	$ 927,173
Net income	—	—	—	46,561	—	46,561
Unrealized losses on securities available for sale, net of deferred federal income taxes	—	—	(105,117)	—	—	(105,117)
Restricted share awards issued	1	—	—	—	—	1
Recognition of employee share-based compensation	—	5,979	—	—	—	5,979
Dividends paid and accrued	—	—	—	(52,995)	—	(52,995)
Reissuance of treasury stock	—	—	—	—	5,000	5,000
Acquisition of treasury stock	—	—	—	—	(14,603)	(14,603)
Balance at December 31, 2022	179	222,049	(80,538)	815,309	(145,000)	811,999
Net income	—	—	—	18,875	—	18,875
Unrealized gains on securities available for sale, net of deferred federal income taxes	—	—	27,347	—	—	27,347
Recognition of employee share-based compensation	—	4,331	—	—	—	4,331
Dividends paid and accrued	—	—	—	(52,992)	—	(52,992)
Acquisition of treasury stock	—	—	—	—	(5,293)	(5,293)
Balance at December 31, 2023	179	226,380	(53,191)	781,192	(150,293)	804,267
Net income	—	—	—	**70,734**	—	**70,734**
Unrealized gains on securities available for sale, net of deferred federal income taxes	—	—	**2,144**	—	—	**2,144**
Restricted share awards issued	**1**	—	—	—	—	**1**
Recognition of employee share-based compensation	—	**4,484**	—	—	—	**4,484**
Dividends paid and accrued	—	—	—	**(53,166)**	—	**(53,166)**
Balance at December 31, 2024	**$ 180**	**$ 230,864**	**$ (51,047)**	**$ 798,760**	**$ (150,293)**	**$ 828,464**

The accompanying notes are an integral part of these financial statements.

Safety Insurance Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(Dollars in thousands)

		Year Ended December 31,				
		2024		2023		2022
Cash flows from operating activities:						
Net income	$	**70,734**	$	18,875	$	46,561
Adjustments to reconcile net income to net cash provided by operating activities:						
Investment amortization, net		**719**		(310)		1,693
Fixed asset depreciation, net		**9,465**		6,949		6,610
Stock based compensation		**4,484**		4,332		5,980
Credit for deferred income taxes		**380**		1,655		(8,371)
Net realized gains on investments		**(7,720)**		(1,327)		(9,190)
Credit loss (benefit) expense		**(9)**		530		(14)
Earnings from partnership investments		**(7,588)**		(4,635)		(8,388)
Change in net unrealized gains on equity securities		**(3,951)**		(7,502)		44,386
Changes in assets and liabilities:						
Accounts receivable, net		**(49,778)**		(64,145)		(21,589)
Accrued investment income		**(165)**		951		(811)
Receivable from reinsurers		**(31,426)**		(19,370)		2,519
Ceded unearned premiums		**(9,067)**		(3,893)		(4,658)
Deferred policy acquisition costs		**(13,557)**		(16,335)		(2,558)
Taxes recoverable/payable		**1,632**		(2,405)		3,237
Other assets		**13,559**		(2,128)		(6,477)
Loss and loss adjustment expense reserves		**68,588**		53,483		(21,053)
Unearned premium reserves		**91,766**		94,775		19,888
Accounts payable and accrued liabilities		**13,200**		(9,341)		(2,680)
Payable to reinsurers		**3,133**		4,497		2,252
Other liabilities		**(25,711)**		(2,542)		(3,011)
Net cash provided by operating activities		**128,688**		52,114		44,326
Cash flows from investing activities:						
Fixed maturities purchased		**(269,889)**		(91,674)		(215,092)
Short-term investments purchased		**(19,580)**		—		—
Equity securities purchased		**(55,920)**		(50,849)		(52,192)
Other invested assets purchased		**(11,352)**		(19,066)		(20,204)
Proceeds from sales and paydowns of fixed maturities		**151,220**		102,143		154,491
Proceeds from maturities, redemptions, and calls of fixed maturities		**60,624**		19,542		86,406
Proceed from sales of equity securities		**85,489**		64,691		43,348
Proceeds from other invested assets redeemed		**11,298**		3,377		2,933
Acquisition, net of cash received		**(2,065)**		(2,112)		(17,586)
Fixed assets purchased		**(4,366)**		(1,783)		(2,092)
Net cash (used for) / provided by investing activities		**(54,541)**		24,269		(19,988)
Cash flows from financing activities:						
Proceeds from FHLB loan		**15,000**		20,000		5,000
Payments on FHLB loan		**(15,000)**		(25,000)		—
Dividends paid to shareholders		**(53,325)**		(53,291)		(53,038)
Acquisition of treasury stock		**—**		(5,240)		(14,603)
Net cash used for financing activities		**(53,325)**		(63,531)		(62,641)
Net increase (decrease) in cash and cash equivalents		**20,822**		12,852		(38,303)
Cash and cash equivalents at beginning of year		**38,152**		25,300		63,603
Cash and cash equivalents at end of period	$	**58,974**	$	38,152	$	25,300
Supplemental disclosure of cash flow information:						
Cash paid during the year for:						
Federal and state income taxes	$	**16,515**	$	6,072	$	19,119
Interest	$	**510**	$	811	$	507

The accompanying notes are an integral part of these financial statements.

In this Form 10-K, Notes to the Consolidated Financial Statements, dollar amounts are presented in thousands, except per share data.

1. Basis of Presentation

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include Safety Insurance Group, Inc. and its subsidiaries (the "Company"). The subsidiaries consist of Safety Insurance Company, Safety Indemnity Insurance Company, Safety Property and Casualty Insurance Company, Safety Northeast Insurance Company, Safety Northeast Insurance Agency, Inc. ("SNIA"), and Safety Management Corporation ("SMC"), which is SNIA's holding company.

The Company was incorporated on June 25, 2001 in the State of Delaware. On October 16, 2001, the Company acquired all of the issued and outstanding common stock of Thomas Black Corporation ("TBC") and its property and casualty subsidiaries. TBC subsequently merged with and into Safety Insurance Group, Inc. with Safety Insurance Group, Inc. being the corporation surviving the merger.

The Company is a leading provider of property and casualty insurance in Massachusetts, New Hampshire and Maine. The Company's principal product line is private passenger automobile insurance, which accounted for 55.8% of its direct written premiums in 2024. The Company primarily operates through its insurance company subsidiaries, Safety Insurance Company, Safety Indemnity Insurance Company, Safety Property and Casualty Insurance Company, and Safety Northeast Insurance Company (together referred to as the "Insurance Subsidiaries").

SNIA was established on December 1, 2022, when the Company acquired the assets and operations of Northeast Metrowest Insurance Agency, Inc. ("Northeast / Metrowest"), an independent insurance agency, through its wholly-owned subsidiary, SMC. SNIA provides personal and commercial property and casualty insurance products to customers on behalf of the Insurance Subsidiaries and third-party insurance carriers. All intercompany commission transactions, including commission income and underwriting, operating and related expenses, have been eliminated. Eliminated commission income totaled $1,069 and $963 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, fiduciary assets held by SNIA were immaterial and less than $150.

As part of the purchase of SNIA, the Company paid cash and reissued treasury stock of $5,000.

Since 1998, the Company had been a member of the Massachusetts Property Insurance Underwriting Association ("FAIR Plan"). The FAIR Plan was a residual market insurance association in which all companies writing basic property insurance in the Commonwealth of Massachusetts were required to participate, with profits and losses shared among member companies on a written premium basis. On April 1, 2024, the Massachusetts Division of Insurance approved a restructuring of the FAIR Plan ("FAIR Plan Restructuring"), transforming it from a partnership that shares profit and losses with member companies to a stand-alone, risk bearing entity, and distributing the accumulated members' equity. As a result of the FAIR Plan Restructuring, the Company recognized an underwriting gain through the release of prior year loss reserves, ("FAIR Plan Development") and established a new invested asset, ("Investment in FAIR Plan Trust").

2. Summary of Significant Accounting Policies

Investments

Investments in fixed maturities, which include taxable and non-taxable bonds and redeemable preferred stocks, are reported at fair value. Fair values for fixed maturity securities are based on estimates obtained from independent pricing services. Unrealized gains or losses on fixed maturity securities reported at fair value are excluded from earnings and reported in a separate component of shareholder's equity known as "accumulated other comprehensive income net of taxes" until realized. For fixed maturities that the Company does not intend to sell or for which it is more likely than not

that the Company would not be required to sell before an anticipated recovery in value, the Company separates the credit loss component of the impairment from the amount related to all other factors and reports the credit loss component as credit loss expense. The impairment related to all other factors (non-credit factors) is reported in accumulated other comprehensive income. The allowance for expected credit losses is adjusted for any additional credit losses and subsequent recoveries. Upon recognizing a credit loss, the cost basis is not adjusted. See Note 3 for further details of the Company's accounting for impairments of available-for-sale investments.

Investments in equity securities, which include interests in common stocks, mutual funds and a real estate investment trust ("REIT"), are reported at fair value. Fair values for equity securities are derived from external market quotations, with the exception of the REIT whose fair value was determined using the trust's net asset value obtained from its audited financial statements. Changes in unrealized gains or losses on equity securities are recognized in earnings.

Other invested assets consist of investments in limited partnerships. The partnership interest is accounted for using the equity method of accounting and recorded in earnings from partnership investments. The carrying value of these investments are written down, or impaired, to fair value when a decline in value is considered to be other-than-temporary. In applying the equity method (including assessment for other-than-temporary impairment), the Company uses financial information provided by the investee, generally on a three-month lag.

As an element of the FAIR Plan Restructuring, in a non-cash transaction, the Company liquidated its net asset position in the FAIR Plan and established Investment in FAIR Plan Trust. The Company's Investment in FAIR Plan Trust is adjusted to its current fair value on a quarterly basis based on information from the FAIR Plan, with changes recognized through earnings. As of December 31, 2024, the Company's Investment in FAIR Plan Trust of $14,477 was included in other invested assets. As of December 31, 2024, the Company recognized $247 of income in earnings from partnership investments from its Investment in FAIR Plan Trust.

Realized gains or losses on the sale or maturity of investments are determined based on the specific cost identification method.

Investment income is recognized on an accrual basis of accounting. Bonds not backed by other loans are amortized using the interest method. Loan-backed bonds and structured securities are amortized using the interest method and significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method.

Cash and Cash Equivalents

Cash and cash equivalents includes money market accounts and U.S. Treasury bills with original maturities of three months or less from the date of purchase. U.S. Treasury bills are stated at amortized cost, which approximates fair value.

Accounts Receivable

Amounts included in accounts receivable represent premiums as well as finance charges, the majority of which are billed on a monthly installment basis. Accounts receivable are stated net of allowances for doubtful accounts. At December 31, 2024 and 2023, these allowances were $918 and $1,053, respectively. Uncollected premium balances over ninety days past due are written off.

Deferred Policy Acquisition Costs

Amounts that vary with and are primarily related to the successful acquisition of a new or renewal insurance contract, principally commissions, premium taxes and certain other costs, are deferred and amortized ratably over the effective period of the policy. All other acquisition expenses are expensed as incurred. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. Future investment income attributable to related premiums is not taken into account in measuring the recoverability of the carrying value of this asset. Amortization of acquisition costs in the amount of $207,016, $161,630 and $146,013 were included in underwriting, operating and other expenses for the years ended 2024, 2023 and 2022, respectively.

Equity and Deposits in Pools

Equity and deposits in pools represents the net receivable amounts from the residual market mechanisms, Commonwealth Automobile Reinsurers ("CAR") for automobile and Massachusetts Property Insurance Underwriting Association ("FAIR Plan") for homeowners insurance in Massachusetts. See Note 11 for a discussion of the Company's accounting for amounts assumed from residual markets.

As an element of the FAIR Plan Restructuring, the Company eliminated its net asset position in FAIR Plan, which was included within equity and deposits in pools. As a result, the Company's equity and deposits in pools balance no longer includes a net receivable balance from FAIR Plan as of December 31, 2024.

Equipment and Leasehold Improvements

Property, equipment, leasehold improvements, and software which are included in other assets are carried at cost less accumulated depreciation. Depreciation is provided using the straight- line or accelerated method over the estimated useful lives of the related assets, which range from 3 to 10 years. Amortization of leasehold improvements is provided using the straight-line method over the term of the lease. The costs of computer software developed or obtained for internal use are capitalized and amortized over the estimated life of the business system, beginning when the software is ready for its intended use. Maintenance and repairs are charged to expense as incurred.

Business Combinations

The Company accounts for acquisitions of entities that qualify as businesses using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations*. Purchase consideration is allocated to the assets acquired, including customer relationship intangible assets, and liabilities assumed based on their estimated fair values at acquisition. Management estimated the fair value of such intangible assets using an income approach that considered cash flows expected to be generated by the acquired business relationships, a weighted average cost of capital discount rate reflecting the relative risk of achieving the anticipated cash flows, profits, the time value of money, and other relevant inputs. The excess of the total purchase consideration over the fair value of the identified net assets acquired is recognized as goodwill. The results of acquired businesses are included in the results of operations beginning from the date of acquisition. Acquisition related costs are expensed as incurred. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the allocation of purchase consideration and to the fair values of assets acquired and liabilities assumed to the extent that additional information becomes available. After this period, any subsequent adjustments are recorded in earnings.

Goodwill

Goodwill generated through acquisition is carried at cost, net of impairments. Goodwill is not amortized but is reviewed for impairment at least annually or more frequently when indicators of potential impairment exist. Management first evaluates impairment of goodwill by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after performing the qualitative assessment, management determines it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative assessment to determine the fair value of the reporting unit. Management's determination of the fair value of the reporting unit incorporates multiple inputs into discounted cash flow calculations, including levels of economic capital required to support the business, future business growth, earnings projections, and the weighted average cost of capital used for purposes of discounting. Goodwill is impaired up to the amount that the carrying value of the reporting unit exceeds the fair value. The Company did not recognize any goodwill impairments during the year ended December 31, 2024.

Intangible Assets

Acquired intangible assets are amortized over their useful lives on a straight-line basis over the period of expected benefit, generally 10 years. The Company recognized $885, $816 and $44 of amortization expense for the years ended December 31, 2024, 2023 and 2022, respectively, and expects to recognize $885 of amortization expense annually. Intangible assets are assessed for impairment generally when events or circumstances indicate a potential impairment. If it is determined that the carrying amount of the asset is not recoverable, the asset is written down to fair value and an impairment loss is recognized. The Company did not identify any impairment indicators during the year ended December 31, 2024.

Revenue Recognition

The Company recognizes revenue under both ASC 944, *Financial Services – Insurance* ("ASC 944") and ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

Premiums are earned over the terms of the respective policies, which are generally one year. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of the policies.

Ceded premiums are charged to income over the terms of the respective policies and the applicable term of the reinsurance contracts with third-party reinsurers. Ceded unearned premiums represent the unexpired portion of premiums ceded to CAR and other reinsurers.

Premiums received in advance of the policy effective date are recorded as a liability and not recognized as income until earned. Such amounts are included in accounts payable and accrued liabilities and totaled $10,144 and $11,983 at December 31, 2024 and 2023, respectively.

Finance and other service income primarily include revenues from premium installment charges, which are recognized when earned.

Commission revenue includes new and renewal commissions paid by insurance carriers. These commissions are earned at the later of the effective date or billing date, as all rights are passed to the insured, the obligation to pay a claim resides with the insurance carrier, and no further performance obligation exists for the Company. Under the terms of its contracts with insurance carriers, the Company can earn additional, variable commission revenue in the form of annual contingent underwriting commissions ("CUC") based on the underwriting performance of the insurance book of business. Each carrier contract and related CUC is calculated independently. Under ASC 606, the Company must estimate the amount of consideration that will be received in the coming year such that a significant reversal of revenue is not probable. As such, CUC is recognized as a contract asset as policies are issued using applicable premium and payout factors based on the estimated loss ratio from the contract.

Losses and Loss Adjustment Expenses

Liabilities for losses and loss adjustment expenses ("LAE") include case basis estimates for open claims reported prior to year-end and estimates of unreported claims and claim adjustment expenses, net of salvage and subrogation. The estimates are continually reviewed and modified to reflect current conditions, and any resulting adjustments are reflected in current operating results. Adjustments for anticipated salvage and subrogation are recorded on incurred and reported and incurred but not reported losses.

The Company determines its loss and LAE reserves estimate based upon the analysis of our actuaries. A reasonable estimate is derived by selecting a point estimate within a range of indications as calculated by our actuaries using generally accepted actuarial techniques. The key assumption in most actuarial analysis is that past patterns of frequency and severity will repeat in the future, unless a significant change in the factors described above takes place. Our key factors and resulting assumptions are the ultimate frequency and severity of claims, based upon the most recent ten years of claims reported to the Company, and the data reported to us to calculate our share of the residual market. For each accident year and each coverage within a line of business our actuaries calculate the ultimate losses incurred.

Reinsurance

Liabilities for unearned premiums and unpaid losses are stated before deductions for ceded reinsurance. The ceded amounts are carried as receivables. Earned premiums are stated net of deductions for ceded reinsurance.

The Company, as primary insurer, will be required to pay losses in their entirety in the event that the reinsurers are unable to discharge their obligations under the reinsurance agreements.

Advertising Costs

Advertising costs are charged to expense when they are incurred. Total advertising costs were $2,125, $2,405 and $2,399 for the years ended December 31, 2024, 2023, and 2022, respectively, and are included in underwriting, operating and related expenses.

Income Taxes

The Company and its subsidiaries file a consolidated U.S. federal income tax return. The method of allocation among members of the consolidated group is subject to a written agreement approved by the Board of Directors (the "Board"). The consolidated tax liability is allocated on the basis of the members' proportionate contribution to consolidated taxable income.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by ASC 740, *Income Taxes.* A valuation allowance is established where management has assessed that it is more likely than not that the Company will not be able to utilize the full deferred tax asset.

Earnings per Weighted Average Common Share

Basic earnings per weighted average common share ("EPS") are calculated by dividing net income by the weighted average number of basic common shares outstanding during the period. Diluted earnings per share amounts are based on the weighted average number of common shares including non-vested performance stock grants.

The following table sets forth the computation of basic and diluted EPS for the periods indicated.

		Years Ended December 31,				
		2024		2023		2022
Earnings attributable to common shareholders - basic and diluted:						
Net income from continuing operations	$	70,734	$	18,875	$	46,561
Allocation for participating shares		(318)		(85)		(205)
Net income from continuing operations attributed to common shareholders	$	70,416	$	18,790	$	46,356
Earnings per share denominator - basis and diluted						
Total weighted average common shares outstanding, including participating shares		14,757,905		14,730,547		14,672,234
Less: weighted average participating shares		(65,816)		(66,817)		(64,751)
Basic earnings per share denominator		14,692,089		14,663,730		14,607,483
Common equivalent shares- non-vested performance stock grants		25,029		46,401		103,128
Diluted earnings per share denominator		14,717,118		14,710,131		14,710,611
Basic earnings per share	$	4.79	$	1.28	$	3.17
Diluted earnings per share	$	4.78	$	1.28	$	3.15
Undistributed earnings attributable to common shareholders - basic and diluted:						
Net income from continuing operations attributable to common shareholders -Basic	$	4.79	$	1.28	$	3.17
Dividends declared		(3.60)		(3.60)		(3.60)
Undistributed earnings	$	1.19	$	(2.32)	$	(0.43)
Net income from continuing operations attributable to common shareholders -Diluted	$	4.78	$	1.28	$	3.15
Dividends declared		(3.60)		(3.60)		(3.60)
Undistributed earnings	$	1.18	$	(2.32)	$	(0.45)

Diluted EPS excludes non vested performance stock grants with exercise prices and exercise tax benefits greater than the average market price of the Company's common stock during the period because their inclusion would be anti-dilutive. There were no anti-dilutive non-vested performance stock grants for the years ended December 31, 2024, 2023 and 2022.

Share-Based Compensation

ASC 718, *Compensation —Stock Compensation* ("ASC 718"), requires the Company to measure and recognize the cost of employee services received in exchange for an award of equity instruments. Under the provisions of ASC 718, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant).

See Note 7 for further information regarding share-based compensation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* This ASU updates reportable segment disclosures primarily through enhanced disclosures about significant segment expenses. This ASU does not change how a Company identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. This ASU is effective for fiscal years starting January 1, 2024, and for interim periods starting January 1, 2025, and will be applied on a retrospective basis. The Company implemented this guidance effective January 1, 2024. The effect of implementing this guidance was not material to the

Company's consolidated financial position, results of operations or cash flows.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This ASU updates the required income tax disclosures to include disclosure of income taxes paid disaggregated by jurisdiction and greater disaggregation of information in the required rate reconciliation. This ASU is effective for fiscal years starting January 1, 2025 and will be applied on a prospective basis. The Company is evaluating the disclosure impact of this new guidance; however, it will not have an impact on the consolidated financial position, results of operations, or cash flows.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting of Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This ASU requires disaggregated disclosure of income statement expenses. This ASU does not change how a Company presents expense captions on the face of the income statement; however, it requires disaggregation of certain expense captions into specified categories in disclosures in the footnotes to the financial statements. This ASU is effective for fiscal years starting January 1, 2027, and for interim periods starting January 1, 2028 and will be applied on a prospective basis. The Company is evaluating the disclosure impact of this new guidance; however, it will not have an impact on the consolidated financial position, results of operations, or cash flows.

Segments

The Company has one reportable operating segment, property and casualty insurance operations. Property and casualty insurance operations accounted for substantially all of the Company's operations in 2024, 2023, and 2022. The Company's business is organized around private passenger automobile insurance in Massachusetts sold exclusively through independent agents and offers other personal and commercial insurance as complementary products. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The Company's chief operating decision maker ("CODM") is the chief executive officer. The CODM assesses performance for the property and casualty insurance operations segment and decides how to allocate resources based on consolidated net income, which is reported in the consolidated statements of operations. The significant segment expenses regularly provided and reviewed by the CODM are the consolidated expenses as reported in the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM uses consolidated net income in deciding whether to reinvest profits into the property and casualty insurance operations or into other parts of the entity, such as for acquisitions or to pay dividends.

3.   Investments

The gross unrealized gains and losses on investments in fixed maturity securities, including redeemable preferred stocks that have characteristics of fixed maturities, and equity securities, including interests in mutual funds, and other invested assets, were as follows for the periods indicated.

	As of December 31, 2024									
	Cost or Amortized Cost		Allowance for Expected Credit Losses		Gross Unrealized				Estimated Fair Value	
					Gains		Losses (3)			
U.S. Treasury securities	$	2,418	$	—	$	2	$	(77)	$	2,343
Obligations of states and political subdivisions		38,581		—		170		(2,585)		36,166
Residential mortgage-backed securities (1)		327,161		—		601		(26,535)		301,227
Commercial mortgage-backed securities		140,124		—		91		(10,840)		129,375
Other asset-backed securities		65,456		—		155		(1,894)		63,717
Corporate and other securities		607,298		(1,198)		2,734		(26,444)		582,390
Subtotal, fixed maturity securities		1,181,038		(1,198)		3,753		(68,375)		1,115,218
Short-term investments		19,970		—		5		—		19,975
Equity securities (2)		201,258		—		29,244		(9,080)		221,422
Other invested assets (4)		156,444		—		—		—		156,444
Totals	$	1,558,710	$	(1,198)	$	33,002	$	(77,455)	$	1,513,059

	As of December 31, 2023				
	Cost or Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized		Estimated Fair Value
			Gains	Losses (3)	
U.S. Treasury securities	$ 2,420	$ —	$ 15	$ (115)	$ 2,320
Obligations of states and political subdivisions	38,682	—	262	(2,421)	36,523
Residential mortgage-backed securities (1)	267,271	—	1,945	(21,979)	247,237
Commercial mortgage-backed securities	153,923	—	200	(14,273)	139,850
Other asset-backed securities	64,043	—	217	(2,927)	61,333
Corporate and other securities	594,343	(1,208)	3,785	(32,038)	564,882
Subtotal, fixed maturity securities	1,120,682	(1,208)	6,424	(73,753)	1,052,145
Equity securities (2)	221,809	—	25,707	(9,494)	238,022
Other invested assets (4)	133,946	—	—	—	133,946
Totals	$ 1,476,437	$ (1,208)	$ 32,131	$ (83,247)	$ 1,424,113

(1) Residential mortgage-backed securities consists primarily of obligations of U.S. Government agencies including collateralized mortgage obligations issued, guaranteed and/or insured by the following issuers: Government National Mortgage Association (GNMA), Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA) and the Federal Home Loan Bank (FHLB).
(2) Equity securities include common stock, preferred stock, mutual funds and interests in mutual funds held to fund the Company's executive deferred compensation plan.
(3) The Company's investment portfolio included 884 and 861 securities in an unrealized loss position at December 31, 2024 and 2023, respectively.
(4) Other invested assets are generally accounted for under the equity method which approximated fair value.

The amortized cost and the estimated fair value of fixed maturity securities, by maturity, are shown below for the period indicated. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2024	
	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 40,156	$ 39,095
Due after one year through five years	312,581	300,994
Due after five years through ten years	265,065	251,641
Due after ten years through twenty years	29,265	27,924
Due after twenty years	1,230	1,245
Asset-backed securities	532,741	494,319
Totals	$ 1,181,038	$ 1,115,218

The gross realized gains and losses on sales of investments were as follows for the periods indicated.

	Years Ended December 31,		
	2024	2023	2022
Gross realized gains			
Fixed maturity securities	$ 1,482	$ 1,025	$ 1,511
Equity securities	13,304	8,584	12,367
Gross realized losses			
Fixed maturity securities	(3,020)	(3,577)	(2,987)
Equity securities	(4,046)	(4,705)	(1,701)
Net realized gains on investments	$ 7,720	$ 1,327	$ 9,190

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including investments in fixed maturities and equity securities. Investment transactions have credit exposure to the extent that a counter party may default on an obligation to the Company. Credit risk is a consequence of carrying, trading and investing in securities. To manage credit risk, the Company focuses on higher quality fixed income securities, reviews the credit strength of all companies in which it invests, limits its exposure in any one investment and monitors the portfolio quality, taking into account credit ratings assigned by recognized statistical rating organizations.

The following tables as of December 31, 2024 and 2023 present the gross unrealized losses included in the Company's investment portfolio and the fair value of those securities aggregated by investment category. The tables also present the length of time that they have been in a continuous unrealized loss position.

	As of December 31, 2024					
	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasury securities	$ —	$ —	$ 1,742	$ 77	$ 1,742	$ 77
Obligations of states and political subdivisions	13,289	315	19,209	2,270	32,498	2,585
Residential mortgage-backed securities	94,528	2,401	162,260	24,134	256,788	26,535
Commercial mortgage-backed securities	3,050	9	121,152	10,831	124,202	10,840
Other asset-backed securities	11,298	278	22,018	1,616	33,316	1,894
Corporate and other securities	129,953	2,342	287,179	24,102	417,132	26,444
Subtotal, fixed maturity securities	252,118	5,345	613,560	63,030	865,678	68,375
Equity securities	49,268	4,030	21,285	5,050	70,553	9,080
Total temporarily impaired securities	$ 301,386	$ 9,375	$ 634,845	$ 68,080	$ 936,231	$ 77,455

	As of December 31, 2023					
	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasury securities	$ —	$ —	$ 1,708	$ 115	$ 1,708	$ 115
Obligations of states and political subdivisions	403	17	28,893	2,404	29,296	2,421
Residential mortgage-backed securities	11,248	167	182,794	21,812	194,042	21,979
Commercial mortgage-backed securities	4,067	108	130,493	14,165	134,560	14,273
Other asset-backed securities	5,973	224	46,600	2,703	52,573	2,927
Corporate and other securities	39,453	1,338	369,163	30,700	408,616	32,038
Subtotal, fixed maturity securities	61,144	1,854	759,651	71,899	820,795	73,753
Equity securities	34,272	3,079	45,797	6,415	80,069	9,494
Total temporarily impaired securities	$ 95,416	$ 4,933	$ 805,448	$ 78,314	$ 900,864	$ 83,247

At December 31, 2024, U.S. Government residential mortgage backed securities with a fair value of $47,341 are pledged as collateral for a borrowing with the Federal Home Loan Bank of Boston ("FHLB-Boston") as described in Note 10 – Debt. These securities are included in fixed maturity securities on the Company's Consolidated Balance Sheets.

Impairments

For fixed maturities that the Company does not intend to sell or for which it is more likely than not that the Company would not be required to sell before an anticipated recovery in value, the Company separates the credit loss component of the impairment from the amount related to all other factors. The expected credit loss component is recognized as an allowance for expected credit losses. The allowance is adjusted for any additional credit losses and subsequent recoveries, which are booked in income as either credit loss expense or credit loss benefit, respectively. Upon recognizing a credit loss, the cost basis is not adjusted. The impairment related to all other factors (non-credit factors) is reported in other comprehensive income.

For fixed maturities where the Company records a credit loss, a determination is made as to the cause of the impairment and whether the Company expects a recovery in the value. For fixed maturities where the Company expects a recovery in value, the constant effective yield method is utilized, and the investment is amortized to par.

For fixed maturity investments the Company intends to sell or for which it is more likely than not that the Company will be required to sell before an anticipated recovery in value, the full amount of the impairment is included in credit loss expense. The new cost basis of the investment is the previous amortized cost basis less the impairment recognized in credit loss expense. The new cost basis is not adjusted for any subsequent recoveries in fair value.

The Company uses a systematic methodology to evaluate declines in fair values below cost or amortized cost of our investments. Some of the factors considered in assessing impairment of fixed maturities due to credit losses include the extent to which the fair value is less than amortized cost, the financial condition of and the near and long-term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, changes to the rating of the security by a rating agency, the historical volatility of the fair value of the security and whether it is more like than not that the Company will be required to sell the investment prior to an anticipated recovery in value.

As of December 31, 2024, the Company concluded that $1,198 of unrealized losses were due to credit factors and were recorded as an allowance for expected credit losses, compared to $1,208 as of December 31, 2023. The Company concluded that outside of the securities that were recognized as credit impaired, the unrealized losses recorded on the fixed maturity portfolio at December 31, 2024 and 2023 resulted from fluctuations in market interest rates and other temporary market conditions as opposed to fundamental changes in the credit quality of the issuers of such securities. Based upon the analysis performed, the Company's decision to hold these securities, the Company's current level of liquidity and our history of positive operating cash flows, management believes it is more likely than not that it will not be required to sell any of its securities before the anticipated recovery in the fair value to its amortized cost basis.

The following tables represent a reconciliation of the beginning and ending balances of the allowance for expected credit losses on fixed maturities classified as available for sale.

	Year Ended December 31,			
	2024		**2023**	
Beginning of period	$	1,208	$	678
Credit losses on securities with no previously recorded credit losses		683		1,395
Net increases (decreases) in allowance on previously impaired securities		18		254
Reduction due to sales		(711)		(771)
Write-offs charged against allowance		—		(348)
Recoveries of amounts previously written off		—		—
Ending balance of period	$	1,198	$	1,208

The Company holds no subprime mortgage debt securities. All of the Company's holdings in mortgage-backed securities are either U.S. Government or Agency guaranteed or are rated investment grade by either Moody's or Standard & Poor's.

Net Investment Income

The components of net investment income were as follows for the periods indicated.

	Years Ended December 31,					
	2024		**2023**		**2022**	
Interest on fixed maturity securities	$	47,219	$	46,609	$	40,886
Dividends on equity securities		6,959		7,298		6,746
Equity in earnings of other invested assets		4,654		5,521		2,304
Interest on other assets		339		219		61
Total Investment Income		59,171		59,647		49,997
Investment expenses		3,451		3,270		3,272
Net investment income	$	55,720	$	56,377	$	46,725

4. Allowance for Expected Credit Losses

The Company's financial instruments include premiums and accounts receivable, and reinsurance recoverables.

Premiums and accounts receivable are reported net of an allowance for expected credit losses. The allowance is based upon the Company's ongoing review of amounts outstanding, historical loss data, including delinquencies and write-offs, current and forecasted economic conditions and other relevant factors. Credit risk is partially mitigated by the

Company's ability to cancel the policy if the policyholder does not pay the premium and the Company writes off premiums receivable balances that are more than 90 days overdue.

The following tables present the balances of premiums receivable, net of the allowance for expected credit losses, for the years ended December 31, 2024 and 2023, and changes in the allowance for expected credit losses for the years ended December 31, 2024 and 2023.

| | At and For the Year Ended December 31, 2024 | | At and For the Year Ended December 31, 2023 | |
	Accounts Receivable Net of Allowance for Expected Credit Losses	Allowance for Expected Credit Losses	Accounts Receivable Net of Allowance for Expected Credit Losses	Allowance for Expected Credit Losses
Balance, beginning of period	$ 256,687	$ 1,053	$ 192,542	$ 1,446
Current period change for expected credit losses		3,106		2,598
Writeoffs of uncollectable accounts receivable		(3,241)		(2,991)
Balance, end of period	$ 306,465	$ 918	$ 256,687	$ 1,053

Reinsurance recoverables include amounts due from reinsurers for both paid and unpaid losses. The Company cedes insurance to CAR and to other reinsurers. The Company has a property catastrophe excess of loss agreement and a casualty excess of loss agreement that qualify as reinsurance treaties and are designed to protect against large or unusual loss and LAE activity. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company reports its reinsurance recoverables net of an allowance for estimated uncollectable reinsurance. A probability-of-default methodology which reflects current and forecasted economic conditions is used to estimate the amount of uncollectible reinsurance due to credit-related factors and the estimate is reported in an allowance for estimated uncollectible reinsurance. Amounts deemed to be uncollectible, including amounts due from known insolvent reinsurers, are written off against the allowance. Changes in the allowance, as well as any subsequent collections of amounts previously written off, are reported as part of claims and claim adjustment expenses.

The majority of the Company's reinsurance recoverable on paid and unpaid losses is a result of our participation as a servicing carrier in the CAR Commercial Automobile Program, which represents 93% and 94% of the total reinsurance recoverable on paid and unpaid losses at December 31, 2024 and 2023, respectively. The remaining 7% and 6%, respectively, of amounts due from reinsurers are related to our other excess of loss and quota share contracts. For amounts due under these contracts, the Company utilizes updated A.M. Best credit ratings on a quarterly basis to determine the allowance for expected credit losses. As of December 31, 2024 and 2023, all reinsurers under these programs are rated "A" or better by A.M. Best. Certain of the Company's reinsurance recoverables are collateralized by letters of credit, funds held or trust agreements. The Company's analysis concludes that there are no expected credit losses at December 31, 2024 or 2023.

5. Equipment and Leasehold Improvements

The carrying value of equipment and leasehold improvements by classification was as follows for the periods indicated. Equipment and leasehold improvements are included in other assets in the consolidated balance sheets.

	As of December 31,		
	2024		2023
Software	$	**58,896**	$ 58,896
Computer equipment		**20,307**	16,264
Leasehold improvements		**8,264**	8,264
Other equipment		**3,132**	3,132
Furniture and fixtures		**4,628**	4,346
Total cost		**95,227**	90,902
Less accumulated depreciation and amortization		**90,687**	79,182
Equipment and leasehold improvements, net	$	**4,540**	$ 11,720

Depreciation and amortization expense for the years ended December 31, 2024, 2023, and 2022 was $11,505, $7,840 and $7,876, respectively and is included in underwriting, operating and related expenses.

6. Employee Benefit Plan

The Company sponsors the Safety Insurance Company 401(k) qualified defined contribution retirement plan (the "Retirement Plan"). The Retirement Plan is available to all eligible employees of the Company. An employee must be 21 years of age to be eligible to participate in the Retirement Plan and is allowed to contribute on a pre-tax basis up to the maximum allowed under federal law. The Retirement Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974. At the close of each Retirement Plan year, the Company makes a matching contribution equal to 100% of the amount each participant contributed during the plan year from their total pay, up to a maximum amount of 8% of the participant's base salary, to those participants who have contributed to the Retirement Plan and were employed on the last day of the Retirement Plan year. Compensation expense related to the Retirement Plan was $3,761, $3,788, and $3,382 for the years ended December 31, 2024, 2023, and 2022, respectively.

7. Share-Based Compensation

2018 Long Term Incentive Plan

On March 24, 2022, the Company's Board of Directors adopted the Amended and Restated Safety Insurance Group, Inc. 2018 Long-Term Incentive Plan ("the Amended 2018 Plan"), which was subsequently approved by our shareholders at the 2022 Annual Meeting of Shareholders. The Amended 2018 Plan increases the share pool limit by adding 350,000 common shares to the previously adopted Safety Insurance Group, Inc. 2018 Long-Term Incentive Plan. The Amended 2018 Plan enables the grant of stock awards, performance shares, cash-based performance units, other stock-based awards, stock options, stock appreciation rights, and stock unit awards, each of which may be granted separately or in tandem with other awards. Eligibility to participate includes officers, directors, employees and other individuals who provide bona fide services to the Company. The Amended 2018 Plan supersedes the Company's 2002 Management Omnibus Incentive Plan ("the 2002 Incentive Plan").

The Amended 2018 Plan establishes a pool of 700,000 shares of common stock available for issuance to our employees and other eligible participants. The Board of Directors and the Compensation Committee intend to issue awards under the Amended 2018 Plan in the future.

The maximum number of shares of common stock between the Amended 2018 Plan and the 2002 Incentive Plan with respect to which awards may be granted is 3,200,000. No further grants will be allowed under the 2002 Incentive Plan. At December 31, 2024, there were 364,912 shares available for future grant.

Restricted Stock

Service-based restricted stock awarded in the form of unvested shares is recorded at the market value of the Company's common stock on the grant date and amortized ratably as compensation expense over the requisite service period. Service-based restricted stock awards generally vest over a three-year period and vest 30% on the first and second anniversaries of the grant date and 40% on the third anniversary of the grant date, except for non-executive employees' restricted stock awards granted prior to 2018 which vest ratably over a five-year service period and independent directors' stock awards which vest immediately. Our independent directors are subject to stock ownership guidelines, which require them to have a value equal to four times their annual cash retainer.

In addition to service-based awards, the Company grants performance-based restricted shares to certain employees. These performance shares cliff vest after a three-year performance period provided certain performance measures are attained. A portion of these awards, which contain a market condition, vest according to the level of total shareholder return achieved by the Company compared to its property-casualty insurance peers over a three-year period. The remainder, which contain a performance condition, vest according to the level of Company's combined ratio results compared to a target based on its property-casualty insurance peers.

Actual payouts can range from 0% to 200% of target shares awarded depending upon the level of achievement of the respective market and performance conditions during a three calendar-year performance period. Compensation expense for share awards with a performance condition is based on the probable number of awards expected to vest using the performance level most likely to be achieved at the end of the performance period.

Performance-based awards with market conditions are accounted for and measured differently from awards that have a performance or service condition. The effect of a market condition is reflected in the award's fair value on the grant date. That fair value is recognized as compensation cost over the requisite service period regardless of whether the market-based performance objective has been satisfied.

All of the Company's restricted stock awards are issued as incentive compensation and are equity classified.

The following table summarizes restricted stock activity under the Amended 2018 Plan assuming a target payout for the performance-based shares.

	Years Ended December 31,					
	2024		2023		2022	
	Shares Under Restriction	Weighted Average Fair Value	Shares Under Restriction	Weighted Average Fair Value	Shares Under Restriction	Weighted Average Fair Value
Outstanding at beginning of year	66,929	$ 81.58	63,413	$ 83.87	65,171	$ 84.30
Granted	39,731	85.30	40,101	80.03	38,864	85.22
Vested and unrestricted	(41,354)	82.03	(36,352)	83.87	(38,328)	86.02
Forfeited	(1,784)	81.93	(233)	81.62	(2,294)	83.10
Outstanding at end of period	63,522	83.60	66,929	81.58	63,413	83.87

	Years Ended December 31,					
	2024		2023		2022	
	Performance-based Shares Under Restriction	Weighted Average Fair Value	Performance-based Shares Under Restriction	Weighted Average Fair Value	Performance-based Shares Under Restriction	Weighted Average Fair Value
Outstanding at beginning of year	78,991	$ 81.40	75,069	$ 84.46	72,418	$ 86.53
Granted (1)	27,082	85.11	30,693	81.81	31,828	86.35
Vested and unrestricted	(13,912)	79.27	(26,599)	90.50	(26,504)	92.52
Forfeited	(18,929)	80.04	(172)	83.39	(2,673)	83.01
Outstanding at end of period	73,232	83.53	78,991	81.40	75,069	84.46

(1) Includes a true-up of previously awarded performance-based restricted share awards. The updated shares were calculated based on the attainment of pre-established performance objectives.

As of December 31, 2024, there was $4,884 of unrecognized compensation expense related to non-vested restricted stock awards that is expected to be recognized over a weighted average period of 1.5 years. The total fair value of the shares that were vested and unrestricted during the years ended December 31, 2024, 2023, and 2022 was $4,495, $5,456 and $5,749, respectively. For the years ended December 31, 2024, 2023, and 2022, the Company recorded compensation expense related to awards under the Incentive Plan of $3,542, $3,422, and $4,724, net of income tax benefit of $942, $910, and $1,256, respectively.

8.   Commitments and Contingencies

Commitments

As part of the Company's investment activity, we have committed $170,000 to investments in limited partnerships. The Company has contributed $144,682 to these commitments as of December 31, 2024. As of December 31, 2024, the remaining committed capital that could be called is $34,033, which includes potential recallable capital distributions.

Contingencies

Various claims, generally incidental to the conduct of normal business, are pending or alleged against the Company from time to time. In the opinion of management, based in part on the advice of legal counsel, the ultimate resolution of such claims will not have a material adverse effect on the Company's consolidated financial statements. However, if estimates of the ultimate resolutions of those proceedings are revised, liabilities related to those proceedings could be adjusted in the near term.

On October 19, 2021, the Supreme Judicial Court of Massachusetts (the "SJC") unanimously ruled that property and casualty insurers must compensate third-party claimants under property damage coverage, part 4 of the standard Massachusetts automobile insurance policy, 2008 edition (standard policy), for the inherent diminished value ("IDV") that occurs when their vehicles are damaged in a crash. This ruling overturned a previous decision by the Massachusetts Superior Court (the "Superior Court"), which found that a Massachusetts auto insurance policy did not provide property damage coverage for inherent diminished value damages for third-party claimants. The SJC placed the burden of proof on the individual claimant by explicitly specifying that the claimant must establish that the vehicle has suffered IDV damages and also the amount of IDV damages at issue. The SJC further ruled that an insurer's previous denial of coverage for such damages could not serve as the basis for a claim of unfair business practices. On June 20, 2023, the Superior Court denied a motion brought by the plaintiffs seeking class certification. The plaintiffs had filed a motion to amend the complaint, seeking to address the concerns raised by the Superior Court in denying their motion for class certification, which Safety had opposed. The motion was denied, thus at this point, there will not be a renewed motion for class certification. Safety has not accrued for a specific loss contingency.

Massachusetts law requires that insurers licensed to do business in Massachusetts participate in the Massachusetts Insurers Insolvency Fund ("Insolvency Fund"). Members of the Insolvency Fund are assessed a proportionate share of the obligations and expenses of the Insolvency Fund in connection with an insolvent insurer. It is anticipated that there will be additional assessments from time to time relating to various insolvencies. Although the timing and amounts of any future assessments are not known, based upon existing knowledge, management's opinion is that such future assessments will not have a material effect upon the financial position of the Company.

9. Leases

The Company has various non-cancelable, long-term operating leases, the largest of which are for office space including the corporate headquarters, agency locations, VIP claims centers and law offices. Other operating leases consist of auto leases and various office equipment. The Company has no finance leases. Our leases have remaining lease terms of one year to five years, some of which also include options to extend the leases for an additional five-year period.

Certain lease agreements contain renewal options and, in addition to the minimum annual rentals, generally provide for payment of a share of the real estate taxes and operating expenses in excess of a base amount. Rental expense for our office space, law offices and VIP claims centers was $4,832, $4,294 and $3,948 for the years ended December 31, 2024, 2023, and 2022, respectively. All leases expire prior to 2029. The Company expects that in the normal course of business, leases that expire will be renewed.

In calculating lease liabilities the Company uses its incremental borrowing rate as of the application date based on original lease terms. The components of lease expense were as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Operating lease cost	$ 4,001	$ 4,115	$ 4,214

Other information related to leases was as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 4,611	$ 4,647	$ 4,757
Weighted average remaining lease term			
Operating leases	3.93 Years	4.81 Years	5.75 Years
Weighted average discount rate			
Operating leases	2.48%	2.48%	2.39%

Maturities of lease liabilities were as follows:

	Operating Leases
2025	$ 4,245
2026	3,980
2027	3,973
2028	3,906
Total lease payments	16,104
Less imputed interest	(371)
Total	$ 15,733

10. Debt

On August 10, 2023, the Company extended its Revolving Credit Agreement (the "Credit Agreement") with Citizens Bank, N.A. ("Citizens Bank") to a maturity date of August 10, 2028. The Credit Agreement provides a $30,000 revolving credit facility with an accordion feature allowing for future expansion of the committed amount up to $50,000. Loans under the credit facility bear interest at the Company's option at the higher of Citizens Bank prime rate, the SOFR rate plus 1.25% per annum, or 0.5% above the federal funds rate. Interest only is payable prior to maturity.

The Company's obligations under the credit facility are secured by pledges of its assets and the capital stock of its operating subsidiaries. The credit facility is guaranteed by the Company's non-insurance company subsidiaries. The credit facility contains covenants including requirements to maintain minimum risk-based capital ratios and statutory surplus of Safety Insurance Company as well as limitations or restrictions on indebtedness, liens, and other matters. As of December 31, 2024, the Company was in compliance with all covenants. In addition, the credit facility includes customary events of default, including a cross-default provision permitting the lenders to accelerate the facility if the Company (i) defaults in any payment obligation under debt having a principal amount in excess of $10,000 or (ii) fails to perform any other covenant permitting acceleration of all such debt.

The Company had no amounts outstanding on its credit facility at December 31, 2024 or 2023. The credit facility commitment fee included in interest expense was computed at a rate of 0.20% and 0.25% per annum on the $30,000 commitment at December 31, 2024 and 2023, respectively.

The Company is a member of the FHLB-Boston. Membership in the FHLB-Boston allows the Company to borrow money at competitive interest rates provided the loan is collateralized by specific U.S Government residential mortgage backed securities. At December 31, 2024, the Company has the ability to borrow approximately $226,082 using eligible invested assets that would be used as collateral.

On March 17, 2020, the Company borrowed $30,000 from the FHLB-Boston for a term of five-years, bearing interest at a rate of 1.42%. Interest is payable monthly and the principal is due on the maturity date of March 17, 2025 but may be prepaid in whole or in part by the Company in advance with a minor penalty for prepayment.

On December 29, 2022, the Company borrowed $5,000 from the FHLB-Boston for a term of one-month, bearing interest at a rate of 4.34%. The interest and principal was paid on the maturity date of January 27, 2023.

On March 7, 2023, the Company borrowed $15,000 from FHLB-Boston for a term of one-month, bearing an interest rate of 4.92%. The interest and principal was paid on the maturity date of April 5, 2023.

On June 29, 2023, the Company borrowed $5,000 from FHLB-Boston for a term of one-week, bearing an interest rate of 5.24%. The interest and principal was paid on the maturity date of July 6, 2023.

On April 8, 2024, the Company borrowed $10,000 from FHLB-Boston for a term of one-week, bearing an interest rate of 5.50%. The interest and principal was paid on the maturity date of April 15, 2024.

On April 15, 2024, the Company borrowed $5,000 from FHLB-Boston for a term of one-week, bearing an interest rate of 5.52%. The interest and principal was paid on the maturity date of April 22, 2024.

The Company estimates the fair value of the FHLB-Boston loans by discounting cash flows using the interest rate stated in the loan agreements, which is an observable input. As such, the loans are categorized as Level 2 within the fair value hierarchy. The fair value of the outstanding loans was $30,088 and $30,468 at December 31, 2024 and 2023, respectively. The loans are fully collateralized by specific U.S. Government residential mortgage-backed securities with a fair value of $47,341 and $53,503 at year ended December 31, 2024 and 2023, respectively. The borrowing is outstanding from the FHLB-Boston at year ended December 31, 2024 and 2023.

Interest expense was $509 and $818 for the years ended December 31, 2024 and 2023, respectively.

11.   **Reinsurance**

The Company cedes insurance to CAR and to other reinsurers. The Company has various excess of loss and quota share agreements that qualify as reinsurance treaties and are designed to protect against large or unusual loss and LAE activity. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

The Company is subject to concentration of credit risk with respect to reinsurance ceded. At December 31, 2024, reinsurance receivables on paid and unpaid loss and LAE with a carrying value of $145,927 and ceded unearned premiums of $38,335 were associated with CAR. At December 31, 2023, reinsurance receivables on paid and unpaid loss and LAE with a carrying value of $116,008 and ceded unearned premiums of $29,890 were associated with CAR. The Company assumes a proportionate share of the obligations from CAR. The Company makes an estimate of its share of assumed activity from the most recent quarter reported by CAR and records adjustments to the reported activity to reflect its anticipated final assumed obligations. The Company's participation in CAR resulted in assumed net income of $2,738, $100 and $3,326 for the years ended December 31, 2024, 2023 and 2022, respectively.

CAR has been, with few exceptions, required by law to issue a policy to any applicant who seeks it. As a servicing carrier of CAR, this requirement has applied to the Company.

The effect of assumed and ceded premiums on net written and earned premiums and losses and LAE incurred is as follows.

| | | Years Ended December 31, | | | | |
		2024		2023		2022
Written Premiums						
Direct	$	1,193,057	$	991,224	$	823,318
Assumed		20,279		30,850		28,835
Ceded		(119,931)		(96,779)		(78,418)
Net written premiums	$	1,093,405	$	925,295	$	773,735
Earned Premiums						
Direct	$	1,102,695	$	897,598	$	803,289
Assumed		18,874		29,702		28,976
Ceded		(110,865)		(92,886)		(73,760)
Net earned premiums	$	1,010,704	$	834,414	$	758,505
Loss and LAE						
Direct	$	786,819	$	691,768	$	515,535
Assumed		11,136		23,706		18,627
Ceded		(81,318)		(73,172)		(42,183)
Net loss and LAE	$	716,637	$	642,302	$	491,979

12.   Loss and Loss Adjustment Expense Reserves

The following table sets forth a reconciliation of beginning and ending reserves for LAE, as shown in the Company's consolidated financial statements for the periods indicated.

| | | Year Ended December 31, | | | | |
		2024		2023		2022
Reserves for losses and LAE at beginning of year	$	603,081	$	549,598	$	570,651
Less receivable from reinsurers related to unpaid losses and LAE		(112,623)		(93,394)		(90,667)
Net reserves for losses and LAE at beginning of year		490,458		456,204		479,984
Incurred losses and LAE, related to:						
Current year		768,531		689,683		549,258
Prior years		(51,894)		(47,381)		(57,279)
Total incurred losses and LAE		716,637		642,302		491,979
Paid losses and LAE related to:						
Current year		449,562		409,634		342,971
Prior years		216,656		198,414		172,788
Total paid losses and LAE		666,218		608,048		515,759
Net reserves for losses and LAE at end of period		540,877		490,458		456,204
Plus receivable from reinsurers related to unpaid losses and LAE		130,792		112,623		93,394
Reserves for losses and LAE at end of period	$	671,669	$	603,081	$	549,598

At the end of each period, the reserves were re-estimated for all prior accident years. The Company's prior year reserves decreased by $51,894, $47,381, and $57,279, for the years ended December 31, 2024, 2023, and 2022, respectively, and resulted from re-estimations of prior years' ultimate loss and LAE liabilities. The decrease in prior year reserves during 2024 was primarily composed of reductions of $12,742 in the Company's retained automobile and $29,286 in the Company's retained other than auto and homeowners reserves. The decrease in prior year reserves during 2023 was primarily composed of reductions of $15,451 in the Company's retained automobile and $29,782 in the Company's retained other than auto and homeowners reserves. The decrease in prior year reserves during 2022 was primarily composed of reductions of $20,241 in the Company's retained automobile and $32,963 in the Company's retained other than auto and homeowners reserves.

As of June 30, 2024, the Company carried $11,802 of reserves for losses and LAE related to participation in the FAIR Plan, and a total net asset of $13,254 representing its estimated share of members' equity based on the estimated profitability of the FAIR Plan. As an element of the FAIR Plan Restructuring, the Company recognized an underwriting gain of $10,057 for the year ended December 31, 2024, through the release of prior and current years loss reserves.

The Company's private passenger automobile line of business prior year reserves decreased during the years ended December 31, 2024, 2023 and 2022 primarily due to improved retained private passenger results. The improved retained private passenger results were primarily due to fewer incurred but not yet reported claims than previously estimated and better than previously estimated severity on the Company's established bodily injury and property damage case reserves.

The following is information about incurred and paid claims development as of December 31, 2024, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities plus expected development on reported claims included within the net incurred claims amounts for our three largest lines of business. The cumulative number of reported claims include claims closed with payment, claims closed without payment and all open claims. It does not include anticipated IBNR claims. For the Private Passenger Automobile and Commercial Automobile lines of business, claim count is defined on a claimant basis where several claim counts may arise from a single auto accident. For Homeowners and all other lines of business, claim count is defined on an accident basis.

The information about incurred claims and allocated claim adjustment expense, net of reserves and paid ultimate claims development for the years ended December 31, 2015 to 2024 is presented as required supplementary information.

Private Passenger Automobile Liability

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

					For the Years Ended December 31,						As of December 31, 2024 Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024		
					(Unaudited)							
2015	$ 190,036	$ 190,236	$ 188,317	$ 184,477	$ 181,299	$ 179,451	$ 179,248	$ 178,951	$ 178,833	$ 178,812	$ -	52,981
2016		192,912	192,318	185,009	180,486	177,009	176,600	176,700	176,509	176,533	(102)	49,386
2017			185,673	184,429	182,068	177,941	177,320	176,564	175,513	175,463	(245)	46,261
2018				176,411	175,222	170,447	168,185	166,046	166,164	166,769	(808)	43,102
2019					176,171	174,439	170,477	166,940	166,175	166,244	(1,473)	40,601
2020						130,335	125,888	120,060	117,985	118,255	(2,437)	26,246
2021							146,997	147,391	148,015	147,626	(6,226)	30,285
2022								157,921	152,752	154,269	(15,532)	30,522
2023									203,726	200,152	(21,997)	36,365
2024										258,638	1,465	39,192
									Total	$ 1,742,761		

Private Passenger Automobile Liability

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

					For the Years Ended December 31,					
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
					(Unaudited)					
2015	$ 76,934	$ 138,255	$ 156,483	$ 168,641	$ 173,816	$ 176,652	$ 177,782	$ 178,357	$ 178,643	$ 178,680
2016		78,862	137,917	154,964	167,458	171,865	174,410	175,803	176,242	176,368
2017			77,519	133,037	153,675	164,467	169,024	172,362	174,207	174,928
2018				72,895	126,456	143,656	154,169	159,066	164,000	165,800
2019					72,219	127,910	143,570	154,633	161,134	164,523
2020						52,962	88,037	102,601	112,143	115,776
2021							56,826	111,516	130,556	140,442
2022								61,227	118,918	139,922
2023									78,289	154,276
2024										95,621
									Total	$ 1,506,336

All outstanding liabilities before 2015, net of reinsurance	738
Liabilities for claims and claim adjustment expenses, net of reinsurance	$ 237,163

Private Passenger Automobile Physical Damage

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

| | For the Years Ended December 31, | | | | | | | | | | As of December 31, 2024 | |
| | | | | | | | | | | | Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims | Cumulative Number of Reported Claims |
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024		
				(Unaudited)								
2015	$ 140,219	$ 136,661	$ 134,101	$ 133,737	$ 133,581	$ 133,530	$ 133,523	$ 133,552	$ 133,548	$ 133,535	$ -	144,276
2016		129,528	124,922	122,116	121,717	121,543	121,570	121,615	121,566	121,584	(6)	126,091
2017			128,340	126,304	124,128	123,715	123,777	123,779	123,775	123,904	(14)	124,027
2018				129,450	130,145	128,426	128,090	128,003	127,991	127,971	(15)	119,763
2019					128,698	126,648	124,332	123,858	123,781	123,834	(23)	117,041
2020						98,546	97,244	97,644	97,668	97,679	(30)	81,877
2021							122,943	122,549	121,619	121,581	(78)	89,662
2022								141,041	143,366	144,262	(648)	95,006
2023									180,863	175,980	(1,359)	106,531
2024										216,309	(23,086)	118,788
									Total	$ 1,386,641		

Private Passenger Automobile Physical Damage

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

| | For the Years Ended December 31, | | | | | | | | | |
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
				(Unaudited)						
2015	$ 143,532	$ 136,760	$ 134,066	$ 133,701	$ 133,639	$ 133,596	$ 133,575	$ 133,555	$ 133,548	$ 134,559
2016		133,530	124,298	122,023	121,795	121,660	121,634	121,618	121,597	122,247
2017			132,409	126,822	124,286	123,844	123,839	123,795	123,816	124,274
2018				138,036	132,591	128,624	128,154	128,054	128,005	127,906
2019					134,429	128,173	124,467	123,974	123,811	123,133
2020						102,764	98,819	98,083	97,755	96,643
2021							123,636	123,847	122,204	121,907
2022								142,004	146,130	145,525
2023									171,437	176,931
2024										202,626
									Total	$ 1,375,751

All outstanding liabilities before 2015, net of reinsurance	1
Liabilities for claims and claim adjustment expenses, net of reinsurance	$ 10,891

Commercial Automobile Liability

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,										As of December 31, 2024 Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024		
					(Unaudited)							
2015	$ 35,371	$ 36,150	$ 36,610	$ 37,730	$ 38,015	$ 38,257	$ 37,995	$ 37,630	$ 37,066	$ 36,706	$ 7	7,213
2016		37,954	39,416	40,947	40,916	40,679	40,996	40,767	40,487	40,362	17	6,457
2017			42,865	41,373	41,055	39,369	39,232	38,185	37,874	37,645	(42)	6,136
2018				41,347	40,115	38,589	37,322	36,014	35,154	35,364	(491)	5,746
2019					51,679	49,163	48,783	46,964	45,363	44,541	(721)	5,690
2020						35,010	31,930	30,869	29,865	29,099	543	3,471
2021							41,814	39,564	38,634	37,655	225	4,311
2022								43,496	43,061	43,417	(5,448)	4,577
2023									46,690	45,832	(787)	4,419
2024										55,812	15,492	3,970
									Total	$ 406,433		

Commercial Automobile Liability

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,									
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
					(Unaudited)					
2015	11,181	21,700	26,018	29,804	31,537	33,416	34,976	35,302	36,483	$ 36,680
2016		9,991	19,902	25,711	32,274	36,237	38,275	39,233	40,248	40,314
2017			10,407	20,106	24,409	28,721	31,389	33,569	34,960	36,394
2018				9,704	18,499	23,544	26,774	29,336	32,996	34,108
2019					12,113	22,480	28,373	36,048	39,233	41,355
2020						7,025	13,166	16,268	19,635	22,295
2021							7,883	17,925	25,647	29,627
2022								10,941	22,702	28,791
2023									9,615	22,749
2024										10,870
									Total	$ 303,183

All outstanding liabilities before 2015, net of reinsurance   14

Liabilities for claims and claim adjustment expenses, net of reinsurance $ 103,264

Commercial Automobile Physical Damage

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,										As of December 31, 2024	
											Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024		
	(Unaudited)											
2015	$ 20,223	$ 19,047	$ 19,021	$ 18,974	$ 18,641	$ 18,535	$ 18,525	$ 18,523	$ 18,521	$ 18,520	$ -	15,468
2016		20,216	18,506	17,909	17,808	17,725	17,713	17,721	17,721	17,735	1	13,593
2017			19,691	19,200	19,021	18,834	18,780	18,774	18,760	18,763	2	13,113
2018				21,230	19,937	19,270	19,210	19,196	19,149	19,118	2	12,908
2019					20,039	19,652	18,956	18,685	18,672	18,675	2	12,759
2020						16,507	16,334	16,606	16,434	16,368	53	9,625
2021							20,156	21,524	21,810	21,806	275	11,523
2022								27,459	28,007	27,884	244	12,797
2023									29,564	28,013	467	12,085
2024										27,641	(98)	11,575
									Total	$ 214,523		

Commercial Automobile Physical Damage

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,									
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	(Unaudited)									
2015	$ 17,787	$ 18,910	$ 18,667	$ 18,549	$ 18,541	$ 18,530	$ 18,525	$ 18,523	$ 18,521	$ 17,496
2016		17,228	18,143	17,763	17,712	17,709	17,712	17,721	17,720	17,077
2017			17,957	19,336	18,915	18,787	18,786	18,772	18,758	18,359
2018				18,842	19,842	19,236	19,208	19,194	19,147	19,197
2019					18,128	19,161	18,752	18,681	18,672	19,398
2020						15,550	16,596	16,407	16,340	17,379
2021							18,610	21,620	21,533	21,277
2022								24,380	27,806	26,991
2023									25,889	27,440
2024										24,349
									Total	$ 208,963
						All outstanding liabilities before 2015, net of reinsurance				-
						Liabilities for claims and claim adjustment expenses, net of reinsurance				$ 5,560

Homeowners Liability

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,										As of December 31, 2024 Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024		
					(Unaudited)							
2015	$ 12,965	$ 12,555	$ 9,908	$ 9,201	$ 9,201	$ 9,201	$ 8,172	$ 7,582	$ 7,333	$ 7,295	$ -	288
2016		10,594	10,594	10,594	9,847	9,491	9,491	8,873	8,572	8,500	24	277
2017			11,276	10,058	9,328	8,585	7,819	7,053	6,689	6,715	(423)	269
2018				9,951	9,951	9,951	9,768	8,616	8,245	8,061	(48)	257
2019					14,130	13,848	11,949	11,371	9,175	8,513	145	265
2020						14,664	13,708	11,025	9,686	8,982	146	224
2021							12,797	12,797	12,797	12,194	(639)	225
2022								12,973	11,770	9,491	595	212
2023									12,891	11,850	1,549	176
2024										14,736	5,428	163
									Total	$ 96,337		

Homeowners Liability

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,									
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
					(Unaudited)					
2015	$ 428	$ 3,319	$ 4,267	$ 5,205	$ 6,445	$ 7,022	$ 7,215	$ 7,302	$ 7,302	$ 7,295
2016		647	2,669	4,257	5,387	6,300	7,128	7,628	8,166	8,167
2017			305	1,676	2,913	3,593	4,217	4,765	4,902	5,159
2018				551	2,039	3,972	4,597	5,664	6,958	7,073
2019					1,634	3,343	5,183	6,038	7,218	7,835
2020						220	3,254	3,845	6,870	7,288
2021							218	3,388	6,573	8,678
2022								451	2,597	4,170
2023									287	2,010
2024										1,344
									Total	$ 59,019
							All outstanding liabilities before 2015, net of reinsurance			201
							Liabilities for claims and claim adjustment expenses, net of reinsurance			$ 37,519

Homeowners Property Damage

Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,										As of December 31, 2024 Total of Incurred-but-Not-Reported Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024		
					(Unaudited)							
2015	$ 152,586	$ 152,049	$ 162,377	$ 162,788	$ 162,722	$ 162,354	$ 162,244	$ 162,244	$ 162,125	$ 161,805	$ -	20,076
2016		67,116	66,442	64,208	61,262	60,019	59,898	59,857	59,709	59,457	-	5,421
2017			80,736	76,560	70,689	68,737	67,530	67,388	67,130	66,864	0	6,012
2018				83,443	82,581	77,970	74,989	73,996	73,730	73,059	-	8,239
2019					77,976	73,697	68,769	65,624	64,950	64,468	-	5,453
2020						80,093	76,638	72,622	69,503	68,783	49	6,117
2021							75,696	75,011	74,140	72,947	(239)	6,355
2022								72,524	71,467	70,555	(2,077)	5,039
2023									113,941	107,202	(7,121)	6,583
2024										93,453	(12,231)	4,619
									Total	$ 838,593		

Homeowners Property Damage

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,									
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
					(Unaudited)					
2015	$ 112,563	$ 145,337	$ 160,572	$ 161,745	$ 161,773	$ 161,850	$ 161,783	$ 161,781	$ 161,805	$ 161,805
2016		44,103	57,238	59,155	59,449	59,403	59,428	59,493	59,456	59,457
2017			46,366	64,401	66,181	66,892	66,765	66,826	66,865	66,863
2018				57,704	70,959	72,078	73,119	73,307	73,334	73,060
2019					49,121	61,905	63,536	64,427	64,412	64,468
2020						50,304	65,927	68,706	68,495	68,496
2021							51,390	67,998	70,118	70,655
2022								48,906	66,990	70,112
2023									68,479	94,600
2024										56,582
									Total	$ 786,098
							All outstanding liabilities before 2015, net of reinsurance			-
							Liabilities for claims and claim adjustment expenses, net of reinsurance			$ 52,495

91

The following is unaudited supplementary information about average historical claims duration as of December 31, 2024.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (Unaudited)

Years	1	2	3	4	5	6	7	8	9	10
Private Passenger Automobile Liability	41.5%	34.2%	11.2%	6.8%	3.0%	2.0%	0.9%	0.3%	0.1%	0.0%
Private Passenger Automobile Physical Damage	102.7%	(2.3)%	(1.8)%	(0.3)%	(0.2)%	(0.1)%	0.0%	0.1%	0.3%	0.8%
Commercial Automobile Liability	24.5%	25.8%	13.9%	12.6%	7.5%	6.1%	3.3%	2.4%	1.6%	0.5%
Commercial Automobile Physical Damage	92.6%	7.8%	(2.0)%	(0.5)%	0.9%	0.7%	0.1%	(0.7)%	(1.8)%	(5.5)%
Homeowners Liability	6.3%	24.0%	18.5%	15.5%	11.3%	9.9%	3.1%	3.9%	0.0%	(0.1)%
Homeowners Property Damage	69.8%	22.3%	4.7%	0.8%	0.0%	0.1%	(0.1)%	0.0%	0.0%	0.0%

The reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses in the consolidated balance sheets is as follows.

Reconciliation of the Disclosure of Incurred and Paid Claims Development to the Liability for Unpaid Claims and Claim Adjustment Expenses

	December 31, 2024
Net outstanding liabilities	
Private Passenger Automobile Liability	$ 237,163
Private Passenger Automobile Physical Damage	10,891
Commercial Automobile Liability	103,264
Commercial Automobile Physical Damage	5,560
Homeowners Liability	37,519
Homeowners Property Damage	52,495
Other Short-Duration Insurance Lines	62,974
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	$ 509,866
Reinsurance recoverable on unpaid claims	
Private Passenger Automobile Liability	$ 120
Private Passenger Automobile Physical Damage	-
Commercial Automobile Liability	120,659
Commercial Automobile Physical Damage	4,417
Homeowners Liability	-
Homeowners Property Damage	2,779
Other Short-Duration Insurance Lines	2,817
Total reinsurance recoverable on unpaid claims	$ 130,792
Unallocated claims adjustment expenses	31,011
Total gross liability for unpaid claims and claim adjustment expenses	$ 671,669

Due to the nature of the risks that the Company underwrites and has historically underwritten, management does not believe that it has an exposure to asbestos or environmental pollution liabilities

13.   Income Taxes

A summary of the income tax expense in the consolidated statements of operations is shown below.

		Years Ended December 31,				
		2024		**2023**		**2022**
Current Income Taxes:						
Federal	$	**18,676**	$	3,614	$	21,317
State		**75**		276		74
		18,751		3,890		21,391
Deferred Income Taxes:						
Federal		**380**		1,655		(8,371)
State		**—**		—		—
		380		1,655		(8,371)
Total income tax expense	$	**19,132**	$	5,545	$	13,020

The income tax expense attributable to the consolidated results of operations is different from the amounts determined by multiplying income before federal income taxes by the statutory federal income tax rate. The sources of the difference and the tax effects of each were as follows for the periods indicated.

		Years Ended December 31,				
		2024		**2023**		**2022**
Federal income tax expense at statutory rate	$	**18,872**	$	5,128	$	12,512
Investment income, net		**(314)**		(364)		(559)
State taxes, net		**59**		218		58
Nondeductible expenses		**695**		400		468
Tax related to share-based stock compensation		**156**		213		222
Other, net		**(336)**		(50)		319
Total income tax expense	$	**19,132**	$	5,545	$	13,020

The deferred income tax asset (liability) represents the tax effects of temporary differences attributable to the Company's consolidated federal tax return group. Its components were as shown in the following table for the periods indicated.

		Years Ended December 31,		
		2024		**2023**
Deferred tax assets:				
Discounting of loss reserves	$	**5,504**	$	5,122
Discounting of unearned premium reserve		**24,723**		21,327
Net unrealized losses on investments		**9,078**		9,648
Bad debt allowance		**207**		239
Employee benefits		**4,164**		4,357
Rent incentive		**456**		570
Other		**123**		60
Total deferred tax assets before valuation allowance		**44,255**		41,323
Valuation allowance for deferred tax assets		**—**		—
Total deferred tax assets		**44,255**		41,323
Deferred tax liabilities:				
Deferred acquisition costs		**(22,150)**		(19,303)
Investments		**(8,493)**		(5,926)
Loss reserve transition adjustment		**(277)**		(554)
Software development costs		**(1,189)**		(2,175)
Premium acquisition expenses		**(363)**		(432)
Depreciation		**(583)**		(783)
Total deferred tax liabilities		**(33,055)**		(29,173)
Net deferred tax assets (liability)	$	**11,200**	$	12,150

The Company believes that the positions taken on its income tax returns for open tax years will be sustained upon examination by the Internal Revenue Service. Therefore, the Company has not recorded any liability for uncertain tax positions under ASC 740, *Income Taxes*.

During the years ended December 31, 2024 and 2023 there were no material changes to the amount of the Company's unrecognized tax benefits or to any assumptions regarding the amount of its ASC 740 liability.

As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits, and none which if recognized would affect the effective tax rate. The Company does not currently anticipate significant changes in the amount of unrecognized income tax benefits during the next twelve months.

The Company records interest and penalties associated with audits as a component of income before income taxes. Penalties are recorded in underwriting, operating and other expenses, and interest expense is recorded in interest expenses in the consolidated statements of operations. The Company had no interest and penalties related to income taxes accrued as of December 31, 2024 and 2023.

In the Company's opinion, adequate tax liabilities have been established for all open years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised. All tax years prior to 2021 are closed.

14. Share Repurchase Program

On August 3, 2007, the Board approved a share repurchase program of up to $30,000 of the Company's outstanding common shares. The Board had cumulatively authorized increases to the existing share repurchase program of up to $200,000 of its outstanding common shares. Under the program, the Company may repurchase shares of its common stock for cash in public or private transactions, in the open market or otherwise. The timing of such repurchases and actual number of shares repurchased will depend on a variety of factors including price, market conditions and applicable regulatory and corporate requirements. The program does not require the Company to repurchase any specific number of shares and it may be modified, suspended or terminated at any time without prior notice.

No share purchases were made by the Company during the three months ended December 31, 2024 and 2023. No shares were purchased by the Company during the year ended December 31, 2024. The Company purchased 74,213 shares at a cost of $5,240 during the year ended December 31, 2023. Included in the cost of treasury stock acquired during 2023, in the consolidated statement of shareholders' equity, is the one percent excise tax imposed as part of the Inflation Reduction Act, which became effective January 1, 2023. As of December 31, 2024 and 2023, the Company had purchased 3,215,690 shares at cost of $155,240.

15. Statutory Net Income and Surplus

Statutory Accounting Practices

The Company's insurance company subsidiaries, domiciled in the Commonwealth of Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the Division. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the Division but allowed by the Division. For the year ended December 31, 2024, statutory net income was $43,387. Statutory net loss was $4,022 and statutory net income was $66,197 for the years ended December 31, 2023 and 2022, respectively. Statutory capital and surplus of the Company's insurance subsidiaries was $758,789 and $744,904 at December 31, 2024 and 2023, respectively.

Dividends

The Insurance Subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of the Commonwealth of Massachusetts Commissioner of Insurance (the "Commissioner"). Massachusetts statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commissioner, to the greater of (i) 10% of the insurer's surplus as of the preceding December 31 or (ii) the insurer's net income for the twelve- month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. Our insurance company subsidiaries may not declare an "extraordinary dividend" (defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the limits established by Massachusetts statute) until thirty days after the Commissioner has received notice of the intended dividend and has not objected. As historically administered by the Commissioner, this provision requires the Commissioner's prior approval of an extraordinary dividend. Under Massachusetts law, an insurer may pay cash dividends only from its unassigned funds, also known as earned surplus, and the insurer's remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. At December 31, 2024, the statutory capital and surplus of Safety Insurance was $758,789 and its net income for 2024 was $43,387. As a result, a maximum of $75,879 is available in 2024 for such dividends without prior approval of the Commissioner. During the year ended December 31, 2024, Safety Insurance recorded dividends of $51,123. As result of this Massachusetts statute, the Insurance Subsidiaries had restricted net assets in the amount of $682,910 at December 31, 2024.

Risk-Based Capital Requirements

The NAIC has adopted a formula and model law to implement risk-based capital requirements for most property and casualty insurance companies, which are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. Under Massachusetts law, insurers having less total adjusted capital than that required by the risk-based capital calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The risk-based capital law provides for four levels of regulatory action. The extent of regulatory intervention and action increases as the level of total adjusted capital to risk-based capital falls. As of December 31, 2024, the Insurance Subsidiaries had total adjusted capital of $758,789, which is in excess of amounts requiring company or regulatory action at any prescribed risk-based capital action level. Minimum statutory capital and surplus, or company action level risk-based capital, was $236,219 at December 31, 2024.

16.   Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosure* provides a revised definition of fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value information. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price). ASC 820 establishes a fair value hierarchy that distinguishes between inputs based on market data from independent sources ("observable inputs") and a reporting entity's internal assumptions based upon the best information available when external market data is limited or unavailable ("unobservable inputs"). The fair value hierarchy in ASC 820 prioritizes fair value measurements into three levels based on the nature of the inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets and liabilities;

Level 2 — Valuations based on observable inputs that do not meet the criteria for Level 1, including quoted prices in inactive markets and quoted prices in active markets for similar, but not identical instruments; and

Level 3 — Valuations based on unobservable inputs.

Fair values for the Company's fixed maturity securities are based on prices provided by its custodian bank and its investment managers. Both the Company's custodian bank and investment managers use a variety of independent, nationally recognized pricing services to determine market valuations. If the pricing service cannot provide fair value determinations, the Company obtains non-binding price quotes from broker-dealers. A minimum of two quoted prices is obtained for the majority of the Company's available-for-sale fixed maturity securities in its investment portfolio. The Company uses a third-party pricing service as its primary provider of quoted prices from third-party pricing services and broker-dealers. To provide reasonable assurance of the validity of each price or quote, a secondary third-party pricing service or broker-dealer quote is obtained from the Company's custodian or investment managers. An examination of the pricing data is then performed for each security. If the variance between the primary and secondary price quotes for a security is within an accepted tolerance level, the quoted price obtained from the Company's primary source is used for the security. If the variance between the primary and secondary price quotes exceeds an accepted tolerance level, the Company obtains a quote from an alternative source, if possible, and documents and resolves any differences between the pricing sources. In addition, the Company may request that its investment managers and its traders provide input as to which vendor is providing prices that its traders believe are reflective of fair value for the security. Following this process, the Company may decide to value the security in its financial statements using the secondary or alternative source if it believes that pricing is more reflective of the security's value than the primary pricing provided by its custodian bank. The Company analyzes market valuations received to verify reasonableness, to understand the key assumptions used and their sources, and to determine an appropriate ASC 820 fair value hierarchy level based upon trading activity and the observability of market inputs. Based on this evaluation and investment class analysis, each price is classified into Level 1, 2 or 3.

Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

The Company's Level 1 securities consist of equity securities whose values are based on quoted prices in active markets for identical assets. The Company's Level 2 securities are comprised of available-for-sale fixed maturity securities whose fair value was determined using observable market inputs. The Company's Level 3 security consists of an investment in the Federal Home Loan Bank of Boston related to Safety Insurance Company's membership stock, which is not redeemable in a short-term time frame. Fair values for securities for which quoted market prices were unavailable were estimated based upon reference to observable inputs such as benchmark interest rates, market comparables, and other relevant inputs. Investments valued using these inputs include U.S. Treasury securities, obligations of states and political subdivisions, corporate and other securities, commercial and residential mortgage-backed securities, and other asset-backed securities. Inputs into the fair value application that are utilized by asset class include but are not limited to:

- *Obligations of states and political subdivisions*: overall credit quality, including assessments of market sectors and the level and variability of sources of payment such as general obligation, revenue or lease; credit support such as insurance, state or local economic and political base, prefunded and escrowed to maturity covenants.

- *Corporate and other securities*: overall credit quality, the establishment of a risk adjusted credit spread over the applicable risk-free yield curve for discounted cash flow valuations; assessments of the level of industry economic sensitivity, company financial policies, indenture restrictive covenants, and/or security and collateral.

- *Residential mortgage-backed securities*: U.S. agency pass-throughs, collateralized mortgage obligations ("CMOs"), non U.S. agency CMOs: estimates of prepayment speeds based upon historical prepayment rate trends, underlying collateral interest rates, original weighted average maturity, vintage year, borrower credit quality characteristics, interest rate and yield curve forecasts, U.S. government support programs, tax policies, and delinquency/default trends.

- *Commercial mortgage-backed securities*: overall credit quality, including assessments of the level and variability of credit support and collateral type such as office, retail, or lodging, predictability of cash flows for the deal structure, prevailing economic market conditions.

- *Other asset-backed securities*: overall credit quality, estimates of prepayment speeds based upon historical trends and characteristics of underlying loans, including assessments of the level and variability of collateral, revenue generating agreements, area licenses agreements, product sourcing agreements and equipment and property leases.

- *FHLB-Boston*: value is equal to the cost of the member stock purchased.

In order to ensure the fair value determination is representative of an exit price (consistent with ASC 820), the Company's procedures for validating quotes or prices obtained from third parties include, but are not limited to, obtaining a minimum of two price quotes for each fixed maturity security if possible, as discussed above, the periodic testing of sales activity to determine if there are any significant differences between the market price used to value the security as of the balance sheet date and the sales price of the security for sales that occurred around the balance sheet date, and the periodic review of reports provided by its external investment manager regarding those securities with ratings changes and securities placed on its "Watch List." In addition, valuation techniques utilized by pricing services and prices obtained from external sources are reviewed by the Company's external investment manager, whose investment professionals are familiar with the securities being priced and the markets in which they trade, to ensure the fair value determination is representative of an exit price.

All unadjusted estimates of fair value for our fixed maturities priced by the pricing services as described above are included in the amounts disclosed in Level 2. With the exception of the FHLB-Boston security, which is categorized as a Level 3 security, the Company's entire portfolio was priced based upon quoted market prices or other observable inputs as of December 31, 2024. There were no significant changes to the valuation process during the year ended December 31, 2024. As of December 31, 2024 and 2023, no quotes or prices obtained were adjusted by management. All broker quotes obtained were non-binding.

At December 31, 2024 and 2023, investments in fixed maturities classified as available-for-sale had a fair value which equaled carrying value of $1,115,218 and $1,052,145, respectively. At December 31, 2024, short-term investments had a fair value of $19,975. The Company held no short-term investments during the year ended December 31, 2023. The carrying values of cash and cash equivalents and investment income accrued approximated fair value.

The following tables summarize the Company's total fair value measurements for investments for the periods indicated.

	As of December 31, 2024			
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
U.S. Treasury securities	$ 2,343	$ —	$ 2,343	$ —
Obligations of states and political subdivisions	36,166	—	36,166	—
Residential mortgage-backed securities	301,227	—	301,227	—
Commercial mortgage-backed securities	129,375	—	129,375	—
Other asset-backed securities	63,717	—	63,717	—
Corporate and other securities	582,390	—	582,390	—
Short-term investments	19,975	—	19,975	—
Other invested assets	14,477	—	14,477	—
Equity securities	189,668	187,548	—	2,120
Total investment securities	$ 1,339,338	$ 187,548	$ 1,149,670	$ 2,120

	As of December 31, 2023			
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
U.S. Treasury securities	$ 2,320	$ —	$ 2,320	$ —
Obligations of states and political subdivisions	36,523	—	36,523	—
Residential mortgage-backed securities	247,237	—	247,237	—
Commercial mortgage-backed securities	139,850	—	139,850	—
Other asset-backed securities	61,333	—	61,333	—
Corporate and other securities	564,882	—	564,882	—
Equity securities	204,849	202,763	—	2,086
Total investment securities	$ 1,256,994	$ 202,763	$ 1,052,145	$ 2,086

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2024 or 2023.

The following tables summarize the changes in the Company's Level 3 fair value securities for the periods indicated.

	Years Ended December 31,					
	2024		2023		2022	
Balance at beginning of period	$	2,086	$	2,255	$	1,698
Net gains and losses included in earnings		—		—		—
Net gains included in other comprehensive income		—		—		—
Purchases		372		1,351		557
Sales		(338)		(1,520)		—
Transfers into Level 3		—		—		—
Transfers out of Level 3		—		—		—
Balance at end of period	$	2,120	$	2,086	$	2,255

Transfers in and out of Level 3 are attributable to changes in the ability to observe significant inputs in determining fair value exit pricing. As noted in the table above, no transfers were made in or out of Level 3 during 2024, 2023 and 2022. The Company held one Level 3 security at December 31, 2024.

As of December 31, 2024 and 2023, there were approximately $31,754 and $33,173 in a REIT and is included in equity securities in the consolidated balance sheets. The REIT is excluded from the fair value hierarchy because the fair value is recorded using the net asset value per share practical expedient. The net asset value per share of this REIT is derived from member ownership in the capital venture to which a proportionate share of independently appraised net assets is attributed. The fair value was determined using the trust's net asset value obtained from its audited financial statements. The Company is required to submit a request 45 days before a quarter end to dispose of the security.

17.   Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure in the consolidated financial statements on Form 10-K filed herewith and no events have occurred that require recognition or disclosure.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures [as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")] as of the end of the period covered by this report. Based on that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are adequate and effective and ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and that information required to be disclosed in such reports is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited the effectiveness of Safety Insurance Group, Inc.'s internal control over financial reporting as of December 31, 2024, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rules 13a-15 and 15d-15 that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

The Company had no information required to be disclosed on a Form 8-K during the fourth fiscal quarter of 2024 that has not already been reported.

On September 12, 2024, George Murphy, the Company's President and Chief Executive Officer, entered into a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act (a "10b5-1 Plan"). Mr. Murphy's 10b5-1 Plan provides for the potential sale of up to 4,791 shares of the Company's common stock between February 22, 2025 and September 4, 2025. The potential sale is related to the expected share vesting in February 2025 and related to sell-to-cover transaction.

On September 12, 2024, Paul Narciso, the Company's Vice President of Claims, entered into a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act (a "10b5-1 Plan"). Mr. Narciso's 10b5-1 Plan provides for the potential sale of up to 1,926 shares of the Company's common stock between February 22, 2025 and September 4, 2025. The potential sale is related to the expected share vesting in February 2025 and related to sell-to-cover transaction.

On September 12, 2024, Brian Lam, the Company's Vice President of Insurance Operations, entered into a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act (a "10b5-1 Plan"). Mr. Lam's 10b5-1 Plan provides for the potential sale of up to 405 shares of the Company's common stock between February 22, 2025 and September 4, 2025. The potential sale is related to the expected share vesting in February 2025 and related to sell-to-cover transaction.

On September 16, 2024, Christopher Whitford, the Company's Vice President, Chief Financial Officer, and Treasurer, entered into a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act (a "10b5-1 Plan"). Mr. Whitford's 10b5-1 Plan provides for the potential sale of up to 2,242 shares of the Company's common stock between February 22, 2025 and September 4, 2025. The potential sale is related to the expected share vesting in February 2025 and related to sell-to-cover transaction.

On September 16, 2024, Stephen Varga, the Company's Vice President of Management Information Systems, entered into a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act (a "10b5-1 Plan"). Mr. Varga's 10b5-1 Plan provides for the potential sale of up to 3,051 shares of the Company's common stock between February 22, 2025 and September 4, 2025. The potential sale is related to the expected share vesting in February 2025 and related to sell-to-cover transaction.

On September 18, 2024, Glenn Hiltpold, the Company's Vice President of Actuarial Services, entered into a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act (a "10b5-1 Plan"). Mr. Hiltpold's 10b5-1 Plan provides for the potential sale of up to 1,308 shares of the Company's common stock between February 22, 2025 and September 4, 2025. The potential sale is related to the expected share vesting in February 2025 and related to sell-to-cover transaction.

On September 19, 2024, Mary McConnell, the Company's Vice President of Underwriting, entered into a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act (a "10b5-1 Plan"). Ms. McConnell's 10b5-1 Plan provides for the potential sale of up to 406 shares of the Company's common stock between February 22, 2025 and September 4, 2025. The potential sale is related to the expected share vesting in February 2025 and related to sell-to-cover transaction.

On September 20, 2024, John Drago, the Company's Vice President of Marketing, entered into a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act (a "10b5-1 Plan"). Mr. Drago's 10b5-1 Plan provides for the potential sale of up to 1,707 shares of the Company's common stock between February 22, 2025 and September 4, 2025. The potential sale is related to the expected share vesting in February 2025 and related to sell-to-cover transaction.

The following disclosures relate to actions taken by the Board of Directors of the Company (the "Board"), the Compensation Committee of the Board and the Board of Directors of Safety Insurance Company and would otherwise have been filed during the first fiscal quarter of 2025 on a Form 8-K.

- On February 25, 2025, the Compensation Committee of the Board approved the 2024 annual executive cash bonus pool in the total amount of $3,079 pursuant to the Annual Performance Incentive Plan. Of the total pool, the following amounts were allocated to the Company's CEO and Named Executive Officers: George M. Murphy, $1,390; Christopher T. Whitford, $375; Stephen A. Varga, $289; and Paul J. Narciso, $276.

- On February 25, 2025, the Compensation Committee of the Board approved executive long-term incentive awards to certain members of senior management pursuant to the Amended 2018 Plan. The long-term incentive awards were granted in a total amount of $3,550 in the form of restricted stock, to be effective on and given a fair value of the closing price of our common stock on February 25, 2025. Of the total award, 45% vests in three annual installments of 30% on February 25, 2026, 30% on February 25, 2027, and 40% on February 25, 2028 and were allocated to the Company's Named Executive Officers as follows: George M. Murphy, $495 worth of restricted stock; Christopher T. Whitford, $191 worth of restricted stock; Stephen A. Varga, $180 worth of restricted stock; and Paul J. Narciso, $158 worth of restricted stock. Of the total award, 55% vests over a three-year performance period commencing on January 1, 2025 and ending on December 31, 2027. Vesting of these shares is dependent upon the attainment of pre-established performance objectives and were allocated to the Named Executive Officers as follows: George M. Murphy $605 worth of restricted stock; Christopher T. Whitford, $234 worth of restricted stock; Stephen A. Varga, $220 worth of restricted stock; and Paul J. Narciso, $193 worth of restricted stock.

- Upon recommendation from the Compensation Committee, on February 25, 2025, the Board approved executive deferred compensation awards pursuant to the Executive Incentive Compensation Plan in the total amount of $965. Of the total award, the following amounts were allocated to the Company's CEO and Named Executive Officers: George M. Murphy, $262; Christopher T. Whitford, $147; Stephen A. Varga, $113; and Paul J. Narciso, $108.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

PART III

ITEMS 10-14.

Within 120 days after the close of its fiscal year, the Company intends to file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 as amended, which will include the matters required by these items.

PART IV.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as a part of this report:

1. Financial Statements: The Consolidated Financial Statements for the year ended December 31, 2024 are contained herein as listed in the Index to Consolidated Financial Statements.

2. Financial Statement Schedules: The Financial Statement Schedules are contained herein as listed in the Index to Financial Statement Schedules.

3. Exhibits: The exhibits are contained herein as listed in the Index to Exhibits.

SAFETY INSURANCE GROUP, INC.

INDEX TO FINANCIAL STATEMENT SCHEDULES

Safety Insurance Group, Inc.

Summary of Investments—Other than Investments in Related Parties

Schedule I

At December 31, 2024

(Dollars in thousands)

	Cost or Amortized Cost	Estimated Fair Value	Amount at which shown in the Balance Sheet
Fixed maturities:			
U.S. government and government agencies and authorities	$ 329,579	$ 303,570	$ 303,570
Obligations of states and political subdivisions	38,581	36,166	36,166
Corporate and other securities	812,878	775,482	775,482
Total fixed maturities	1,181,038	1,115,218	1,115,218
Short term securities			
Corporate and other securities	19,970	19,975	19,975
Total short term investments	19,970	19,975	19,975
Equity securities:			
Common stocks:			
Industrial, miscellaneous and all other	201,258	221,422	221,422
Total equity securities	201,258	221,422	221,422
Other invested assets (1)	156,444	156,444	156,444
Total investments	$ 1,558,710	$ 1,513,059	$ 1,513,059

(1)   Other invested assets are accounted for under the equity method which approximates fair value.

Safety Insurance Group, Inc.

Condensed Financial Information of the Registrant

Condensed Balance Sheets

Schedule II

(Dollars in thousands)

	Years Ended December 31,			
	2024		**2023**	
Assets				
Investments in consolidated affiliates	$	**829,749**	$	806,029
Other		**—**		—
Total assets	$	**829,749**	$	806,029
Liabilities				
Accounts payable and other liabilities	$	**1,285**	$	1,762
Total liabilities		**1,285**		1,762
Shareholders' equity		**828,464**		804,267
Total liabilities and shareholders' equity	$	**829,749**	$	806,029

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

Safety Insurance Group, Inc.

Condensed Financial Information of the Registrant

Condensed Statements of Operations and Comprehensive Income (Loss)

Schedule II

(Dollars in thousands)

	Years Ended December 31,					
	2024		**2023**		**2022**	
Revenues	$	**—**	$	—	$	—
Expenses		**2,022**		2,110		3,255
Net loss		**(2,022)**		(2,110)		(3,255)
Earnings from consolidated subsidiaries		**72,756**		20,985		49,816
Net income		**70,734**		18,875		46,561
Other comprehensive income (loss), net of tax		**2,144**		27,347		(105,117)
Comprehensive income (loss)	$	**72,878**	$	46,222	$	(58,556)

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

Safety Insurance Group, Inc.

Condensed Financial Information of the Registrant

Condensed Statements of Cash Flows

Schedule II

(Dollars in thousands)

	Years Ended December 31,		
	2024	2023	2022
Net income	$ 70,734	$ 18,875	$ 46,561
Adjustments to reconcile net income to net cash provided by operating activities:			
Earnings from consolidated subsidiaries	(72,756)	(20,985)	(49,816)
Dividends received from consolidated subsidiaries(1)	51,123	56,329	94,260
Amortization of restricted stock expense	4,454	4,467	6,022
Changes in assets and liabilities:			
Intercompany receivable / payable	247	197	(11,376)
Other assets	—	9	15
Accounts payable and accrued liabilities	(477)	(361)	(75)
Net cash provided by operating activities	53,325	58,531	85,591
Contributed capital	—	—	(17,950)
Net cash provided by investing activities	—	—	(17,950)
Dividends paid	(53,325)	(53,291)	(53,038)
Acquisition of treasury stock	—	(5,240)	(14,603)
Net cash used for financing activities	(53,325)	(58,531)	(67,641)
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—
Cash and cash equivalents, end of year	$ —	$ —	$ —

(1) No portion of the dividends received from operating subsidiaries during 2024, 2023 or 2022 represent returns of capital and therefore no portion is presented as an investing activity.

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

Safety Insurance Group, Inc.

Supplementary Insurance Information

Schedule III

(Dollars in thousands)

Segment		As of December 31, Deferred Policy Acquisition Costs		Future Policy Benefits, Losses, Claims and Loss Expenses		Unearned Premiums		Years Ended December 31, Earned Premiums		Net Investment Income
Property and Casualty Insurance										
2024	$	105,474	$	671,669	$	619,916	$	1,010,704	$	55,720
2023		91,917		603,081		528,150		834,414		56,377
2022		75,582		549,598		433,375		758,505		46,725

Segment		Years Ended December 31, Premium Revenue		Net Investment Income		Benefits, Claims, Losses, and Settlement Expenses		Amortization of Deferred Policy Acquisition Costs		Other Operating Expenses		Premiums Written
Property and Casualty Insurance												
2024	$	1,010,704	$	55,720	$	716,637	$	207,016	$	98,306	$	1,093,405
2023		834,414		56,377		642,302		161,630		94,950		925,295
2022		758,505		46,725		491,979		146,013		99,132		773,735

Safety Insurance Group, Inc.

Reinsurance

Schedule IV

(Dollars in thousands)

Property and Casualty Insurance Earned Premiums	Gross Amount		Ceded to Other Companies		Assumed from Other Companies		Net Amount		Percent of Amount Assumed to Net
Years ended December 31,									
2024	$	1,102,695	$	110,865	$	18,874	$	1,010,704	1.9%
2023		897,598		92,886		29,702		834,414	3.6%
2022		803,289		73,760		28,976		758,505	3.8%

Safety Insurance Group, Inc.

Valuation and Qualifying Accounts

Schedule V

(Dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions(1)	Balance at End of Period
Allowance for doubtful accounts Years Ended December 31,					
2024	$ 1,053	$ 3,106	$ —	$ 3,241	$ 918
2023	1,446	2,598	—	2,991	1,053
2022	1,808	1,339	—	1,701	1,446

(1) Deductions represent write-offs of accounts determined to be uncollectible.

Safety Insurance Group, Inc.

Supplemental Information Concerning Property and Casualty Insurance Operations

Schedule VI

(Dollars in thousands)

Affiliation With Registrant	As of December 31, Deferred Policy Acquisition Costs	As of December 31, Reserves for Unpaid Claims and Claims Adjustment Expenses	As of December 31, Unearned Premiums	Years Ended December 31, Earned Premiums	Years Ended December 31, Net Investment Income
Consolidated Property & Casualty Subsidiaries					
2024	**$ 105,474**	**$ 671,669**	**$ 619,916**	**$ 1,010,704**	**$ 55,720**
2023	91,917	603,081	528,150	834,414	56,377
2022	75,582	549,598	433,375	758,505	46,725

Affiliation With Registrant	Years Ended December 31, Claims and Claims Adjustment Expenses Incurred Related to Current Year	Claims and Claims Adjustment Expenses Incurred Related to Prior Year	Amortization of Deferred Policy Acquisition Costs	Paid Claims and Claims Adjustment Expenses	Premiums Written
Consolidated Property & Casualty Subsidiaries					
2024	**$ 768,531**	**$ (51,894)**	**$ 207,016**	**$ 666,218**	**$ 1,093,405**
2023	689,683	(47,381)	161,630	608,048	925,295
2022	549,258	(57,279)	146,013	515,759	773,735

SAFETY INSURANCE GROUP, INC.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Form of Amended and Restated Certificate of Incorporation of Safety Insurance Group, Inc.[20]
3.2	Form of Amended and Restated Bylaws of Safety Insurance Group, Inc.[20]
4	Form of Stock Certificate for the Common Stock [1]
4.1	Description of Safety Insurance Group, Inc. Capital Stock [19]
10.1	Lease Agreement between Thomas Black Corporation and Aman, Inc. for the lease of office space located on the 1st through 6th, 11th and 12th floors of 20 Custom House Street, Boston, Massachusetts, dated June 11, 2087, and as amended on October 11, 2088, September 14, 2089, September 20, 2090, February 23, 2094, December 20, 2096, June 24, 2002, July 26, 2004 and April 5, 2007, November 7, 2017 [2] [14]
10.2	Tax Indemnity Agreement by and among Safety Holdings, Inc. and the Management Team, dated October 16, 2001[1]
10.3	2001 Restricted Stock Plan [1][3]
10.4	Executive Incentive Compensation Plan [1][3]
10.5	2002 Management Omnibus Incentive Plan, as Amended [5]
10.6	Safety Insurance Company Executive Incentive Compensation Plan—Basic Document[3][4][7]
10.7	Safety Insurance Company Executive Incentive Compensation Plan—Adoption Agreement[3][4][7]
10.8	Safety Insurance Company Executive Incentive Compensation Plan—Rabbi Trust Agreement[3][4][7]
10.9	Form of Restricted Stock Notice and Agreement (with vesting) under the 2002 Management Omnibus Incentive Plan[3][4]
10.10	Form of Restricted Stock Notice and Agreement (without vesting) under the 2002 Management Omnibus Incentive Plan[3][4]
10.11	Form of Nonqualified Stock Option Notice and Agreement under the 2002 Management Omnibus Incentive Plan[3][4]
10.12	Form of Incentive Stock Option Notice and Agreement under the 2002 Management Omnibus Incentive Plan[3][4]
10.13	Form of Stock Appreciation Right Notice and Agreement under the 2002 Management Omnibus Incentive Plan[3][4]
10.14	Annual Performance Incentive Plan[3][5]
10.15	Amendment to Annual Performance Incentive Plan[3][6]
10.16	Amendment to Management Omnibus Incentive Plan dated December 31, 2008[3][6]
10.17	Amendment to Management Omnibus Incentive Plan dated August 4, 2010 [3][8]
10.18	Amendment to Management Omnibus Incentive Plan, as Amended dated March 11, 2013[3][9]
10.20	Form of Restricted Stock Notice and Agreement (with performance-based vesting) under the 2002 Management Omnibus Plan, as Amended[3][9]
10.20	Amended and Restated Revolving Credit Agreement with RBS Citizens[10]

10.21	Form of Restricted Stock Notice and Agreement (with performance-based vesting) under the 2002 Management Omnibus Plan, As Amended[3] [11]
10.22	Form of Restricted Stock Notice and Agreement (with performance-based vesting) under the 2002 Management Omnibus Plan, As Amended[3] [12]
10.23	Form of Restricted Stock Notice and Agreement under the 2002 Management Omnibus Plan, As Amended[3] [12]
10.24	Employment Agreement by and between Safety Insurance Group, Inc. and John Drago as of April 1, 2016[3][13]
10.25	Employment Agreement by and between Safety Insurance Group, Inc. and George M. Murphy as of April 1, 2016[3][13]
10.26	Employment Agreement by and between Safety Insurance Group, Inc. and individual executive member as of January 1, 2021. [3] [17]
10.27	2018 Long-Term Incentive Plan [15]
10.28	Employment Agreement by and between Safety Insurance Group, Inc. and Christopher T. Whitford as of March 2, 2020. [3] [16]
10.29	Employment Agreement by and between Safety Insurance Group, Inc. and Glenn R. Hiltpold as of March 1, 2021. [3] [17]
10.30	Employment Agreement by and between Safety Insurance Group, Inc. and Brian S. Lam as of March 1, 2024. [3] [22]
10.31	Amended and Restated Annual Performance Incentive Plan Safety Insurance Group, Inc. [3] [22]
10.32	Employment Agreement by and between Safety Insurance Group, Inc. and Mary F. McConnell as of July 1, 2024. [3] [22]
19	Insider Trading Policy [21]
21	Subsidiaries of Safety Insurance Group, Inc. [20]
23	Consent of Deloitte & Touche LLP [20]
24	Power of Attorney (contained on the signature page herein)
31.1	CEO Certification Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 [20]
31.2	CFO Certification Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002[20]
32.1	CEO Certification Pursuant to U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [20]
32.2	CFO Certification Pursuant to U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [20]
97.1	Safety Insurance Group, Inc. Policy Regarding Recovery of Erroneously Awarded Incentive Compensation.[18]
101.INS	Inline XBRL Instance Document [20]
101.SCH	Inline XBRL Taxonomy Extension Schema [20]
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase [20]
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase [20]

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase [20]
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase [20]
104	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101) [20]

(1)   Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-87056) filed April 26, 2002, and as amended on Form S-8 (Reg. No. 333-110676) filed on November 21, 2003, as amended on Form S-8 (Reg. No. 333-140423) filed on February 2, 2007, as amended on Form S-8 (Reg. No. 333-226690) filed on August 8, 2018, and as amended on Form S-8 (Reg. No. 333-269314) filed on January 20, 2023.

(2)   Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-87056) filed April 26, 2002, and as amended on Form S-8 (Reg. No. 333-110676) filed on November 21, 2003, as amended on Form S-8 (Reg. No. 333-140423) filed on February 2, 2007, and as amended on Form S-8 (Reg. No. 333-226690) filed on August 8, 2018 and as incorporated herein by reference on Form 10-Q for the quarterly period ended March 31, 2007, as filed on May 5, 2007, and as incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2017, as filed on February 28, 2018.

(3)   Denotes management contract or compensation plan or arrangement.

(4)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2004 filed on March 16, 2005.

(5)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2006 filed on March 1, 2007.

(6)   Incorporated herein by reference to the Registrant's Form 8-K filed on December 31, 2008.

(7)   Incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2008, as filed on November 7, 2008.

(8)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2010 filed on March 14, 2011.

(9)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2012 filed on March 18, 2013

(10)   Incorporated herein by reference to the Registrant's Form 8-K filed on August 27, 2013.

(11)   Incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2013, as filed on August 9, 2013.

(12)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2014 filed on March 2, 2015

(13)   Incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2016, as filed on August 5, 2016.

(14)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2017, as filed on February 28, 2018.

(15)   Incorporated herein by reference to the Registrant's Definitive Proxy Statement filed on April 11, 2018.

(16)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2020, as filed on February 28, 2020.

(17)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2020, as filed on February 26, 2021.

(18)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2023, as filed on February 28, 2024.

(19)   Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 2022, as filed on February 28, 2023.

(20)   Included herein.

(21)   Item 408(b) of Regulation S-K requires a company to disclose whether it has adopted policies or procedures governing purchases, sales, or other dispositions of its securities by directors, officers, and employees or by the issuer itself and, if not, why it has not done so. Any insider trading policy must be filed as Exhibit 19 to the 2024 Form 10-K. If the company's code of ethics includes such a policy, a separate exhibit filing is not required.

(22)   Incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2024, as filed on August 9, 2024.

ITEM 16. FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 27, 2025.

Safety Insurance Group, Inc.

By: /s/ George M. Murphy
      George M. Murphy,
      President, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George M. Murphy and Christopher T. Whitford, and each of them individually, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each such attorney-in-fact and agent, or his substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as he might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ George M. Murphy George M. Murphy	President, Chief Executive Officer	February 27, 2025
/s/ Christopher T. Whitford Christopher T. Whitford	Vice President, Chief Financial Officer, Secretary, and Principal Accounting Officer	February 27, 2025
/s/ Charles J. Brophy III Charles J. Brophy III	Director	February 27, 2025
/s/ John D. Farina John D. Farina	Director	February 27, 2025
/s/ Deborah E. Gray Deborah E. Gray	Director	February 27, 2025
/s/ Dennis J. Langwell Dennis J. Langdell	Director	February 27, 2025
/s/ Thalia M. Meehan Thalia M. Meehan	Lead Independent Director	February 27, 2025
/s/ Mary C. Moran Mary C. Moran	Director	February 27, 2025

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Safety Insurance®
AUTO • HOME • BUSINESS

Safety Insurance Group, Inc.

EXECUTIVE OFFICERS

George M. Murphy, CPCU
President and Chief Executive Officer

Christopher T. Whitford, CPA
Vice President, Chief Financial Officer and Secretary

John P. Drago
Vice President—Marketing

Glenn R. Hiltpold, FCAS
Vice President—Actuarial Services

Brian S. Lam
Vice President—Insurance Operations

Mary F. McConnell
Vice President—Underwriting

Paul J. Narciso
Vice President—Claims

Stephen A. Varga
Vice President—Management Information Systems

BOARD OF DIRECTORS

Chairperson—George M. Murphy[3C]

**Lead Independent Director—
Thalia M. Meehan**[2][3]

Charles J. Brophy III[3]

Dennis J. Langwell[1][2C]

John D. Farina[1C][4]

Deborah E. Gray[2][4]

Mary C. Moran[1][4C]

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Investment Committee
(4) Member of the Nominating and Governance Committee
(C) Chairperson of the committee referenced

SHAREHOLDER INFORMATION

Transfer Agent
Broadridge Shareholder Services
C/O Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717-0718
Shareholder inquiries: 877-830-4936
www.shareholder.broadridge.com

Independent Auditors
Deloitte & Touche LLP
Boston, MA

General Counsel
DLA Piper
Boston, MA

Executive Offices
20 Custom House Street
Boston, MA 02110
617-951-0600
http://www.SafetyInsurance.com

Stock Listing
We are listed on the NASDAQ Global Select Market under the symbol "SAFT."

Office of Investor Relations
20 Custom House Street
Boston, MA 02110
Tel: 877-951-2522
e-Mail: InvestorRelations@SafetyInsurance.com

Annual Meeting of Shareholders
Wednesday, May 14, 2025 at 10:00 A.M. EST
20 Custom House Street, Boston, MA 02110

Annual Report to Shareholders
Anyone interested in a copy of our Annual Report on Form 10-K, or any of our other public information, including press releases, Section 16 reports and other SEC filings, may obtain a copy without charge by either contacting the Office of Investor Relations listed above or by viewing and downloading from our Web site: www.SafetyInsurance.com, under "About Safety," "Investor Information."



Safety Insurance Group, Inc.
20 Custom House Street
Boston, MA 02110
617-951-0600

www.SafetyInsurance.com